    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1996



                                                       REGISTRATION NO. 333-9737

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                 WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                         4841                        36-3939250
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)      (IDENTIFICATION NUMBER)

                      9250 EAST COSTILLA AVENUE, SUITE 325
                           ENGLEWOOD, COLORADO 80112
                            TELEPHONE (303) 649-1195
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              JENNIFER L. RICHTER
                       VICE PRESIDENT AND GENERAL COUNSEL
                      9250 EAST COSTILLA AVENUE, SUITE 325
                           ENGLEWOOD, COLORADO 80112
                            TELEPHONE (303) 649-1195
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               SUSAN M. HERMANN                             DANIEL J. ZUBKOFF
            PEDERSEN & HOUPT, P.C.                       CAHILL GORDON & REINDEL
       161 N. CLARK STREET, SUITE 3100                        80 PINE STREET
           CHICAGO, ILLINOIS 60601                       NEW YORK, NEW YORK 10005
           TELEPHONE (312) 641-6888                      TELEPHONE (212) 701-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /


                                CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                   AGGREGATE OFFERING         AMOUNT OF
            SECURITIES TO BE REGISTERED                     PRICE(1)          REGISTRATION FEE
------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share.....       $50,000,000            $17,241.38
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION (A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION -- DATED OCTOBER 1, 1996

PROSPECTUS
--------------------------------------------------------------------------------

                                2,350,000 Shares


                          WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC.
WBS LOGO

                              Class A Common Stock
--------------------------------------------------------------------------------

All of the shares of Class A common stock, par value $.01 per share (the "Class A Common Stock") offered hereby are being sold by Wireless Broadcasting Systems of America, Inc. ("WBSA" or the "Company").



Prior to this offering (the "Offering") there has been no public market for the Class A Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.



The Company has two classes of common stock (collectively, the "Common Stock"). The Class A Common Stock offered hereby has one vote per share, and the Class B common stock, par value $.01 per share, of the Company (the "Class B Common Stock"), has ten votes per share. The economic rights of each class of Common Stock are identical. Immediately following the Offering, the executive officers and directors of the Company and related parties will have approximately 56.4% of the ownership interests of the Common Stock and approximately 66.5% of the combined voting power of the Common Stock assuming no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Principal Stockholders."



The Company has applied for the inclusion of the Class A Common Stock in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "WBSA."



SEE "RISK FACTORS" ON PAGES 9 TO 15 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                Underwriting
                                             Price to           Discounts and         Proceeds to
                                              Public           Commissions(1)         Company(2)
------------------------------------------------------------------------------------------------------
Per Share..............................           $                   $                    $
------------------------------------------------------------------------------------------------------
Total(3)...............................           $                   $                    $
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated to be $800,000.


(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 352,500 additional shares of Class A Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public
     will be $       , the total Underwriting Discounts and Commissions will be
    $       , and the total Proceeds to Company will be $       . See
    "Underwriting."

--------------------------------------------------------------------------------


The shares of Class A Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, on
or about October   , 1996.


PRUDENTIAL SECURITIES INCORPORATED                               LEHMAN BROTHERS


October   , 1996


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

             [WIRELESS BROADCASTING SYSTEMS OF AMERICA INC. MAP]
                            ------------------------

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus, including information contained in "Risk Factors." Unless otherwise indicated herein, this Prospectus (i) gives effect to: (a) the creation of Class A Common Stock and Class B Common Stock; (b) the conversion of existing common stock into Class B Common Stock; (c) the conversion of all outstanding shares of Class A Cumulative Convertible Preferred Stock into Class B Common Stock and the accrued dividend thereon into Class A Common Stock (estimated as of October 31, 1996); and (d) a 5.753:1 reverse stock split of its common stock; and (ii) assumes that the Underwriters' over-allotment option will not be exercised.



     As used in this Prospectus, except as the context otherwise requires, the term "Company" or "WBSA" means Wireless Broadcasting Systems of America, Inc., a Delaware corporation, its subsidiaries, and WJB-TV Limited Partnership (the "Predecessor Partnership"). The "Glossary," which begins on page 63 of this Prospectus, contains definitions for certain technical and industry as well as other defined terms used in this Prospectus.


                                  THE COMPANY


     Wireless Broadcasting Systems of America, Inc. acquires, owns, develops and operates wireless cable systems in two regions of the United States. The Company currently provides subscription television services in its Florida region through wireless cable systems located in Fort Pierce and Melbourne and in its Northwest region through wireless cable systems located in Boise, Idaho; Sacramento, California; and Yakima, Washington (collectively, the "Operating Systems"). In the 12 month period ended June 30, 1996, the Operating Systems experienced substantial subscriber growth from approximately 52,700 to 63,100, an increase of approximately 19.7%, which represents a penetration rate (see "Glossary") of 4.8%. As of August 31, 1996, the Company's subscriber base had grown to 65,400. In addition to the Operating Systems, the Company plans to launch new systems in West Palm Beach, Florida; Coos Bay, Oregon; Eureka, California; Helena, Montana; Kennewick, Washington; Klamath Falls, Oregon; and Roseburg, Oregon (collectively, the "Planned Systems"). The Company's markets encompass over 2.5 million line-of-sight ("LOS") households.



     The Company strives to develop its markets in a manner that produces sustainable subscriber growth and positive System EBITDA (see "Glossary") at relatively low subscriber penetration levels. The Company's benchmarks in each of its markets for the necessary subscriber penetration to achieve positive System EBITDA vary on the basis of market-specific factors. By maintaining control over operating expenses and targeting its marketing efforts, the Company has been able to achieve positive System EBITDA in its Melbourne System, the Company's most recently launched system, at a subscription level of approximately 6,000 subscribers within 12 months of launch. In the 12 month period ended June 30, 1996, the Company generated $19.6 million of revenues and $3.7 million of EBITDA. See "Glossary."



     The Company has assembled a management team that has one of the most extensive subscription television operating backgrounds in the wireless cable industry. Leading the management team is William W. Kingery, Jr., President and Chief Executive Officer, who has over two decades of management, financial and operating experience in the subscription television industry. Mr. Kingery served as chief financial officer of United Cable Television Corporation, president of Daniels & Associates, Inc., and most recently as executive vice president of United Artists Cable Systems Corporation, where he had responsibility for 90 cable systems serving 1.3 million subscribers. See "Management."



     The Company employs the following strategies to achieve its business objectives:



     Focus on Regional Clusters with Strong Growth Potential. The Company focuses on markets which it believes exhibit demographic and topographic characteristics conducive to the transmission of wireless cable services. The Company operates in and targets markets which it expects to achieve household growth rates in excess of the national average. The Company also strives to cluster its systems to achieve economies of scale in management, marketing, training, customer service and billing and enhance opportunities for additional revenues.



     Differentiate Service Offering. The Company believes that it offers greater value to its customers than that afforded by its hard-wire cable and direct broadcast satellite subscription television competitors. The Company seeks to differentiate its service offering from other subscription television providers by: (i) offering attractive channel line-ups; (ii) pricing its service competitively; and (iii) providing superior customer satisfaction.



     Maximize Profitable Subscriber Growth. The Company seeks efficiencies in all aspects of its operations. In an effort to achieve continued, consistent subscriber growth, the Company targets persons that the Company's marketing research indicates could be long-term subscribers likely to increase their services over time. To minimize turnover of subscribers, the Company charges installation fees, conducts credit checks and actively manages its billing. The Company's incentive compensation program promotes efficient subscriber service and system operation by rewarding employees for achieving targeted subscriber service goals, minimizing subscriber turnover and attaining budgeted System EBITDA.



     Own Wireless Cable Channel Licenses. The Company seeks to own, rather than lease, the majority of available wireless cable channel licenses in its markets. Benefits of ownership include: (i) increased EBITDA by eliminating variable channel leasing costs; (ii) enhanced flexibility in deploying digital compression and other technological innovations; and (iii) reduced dependence on third party channel lessors.



     Maintain Disciplined Approach to New Technologies. The Company evaluates the implementation of new technologies on a market-by-market basis as dictated by subscriber demands and competitive conditions. Specifically, installation of whole-house decoders, which are fully addressable, is targeted for the Company's smaller markets where digital technology is not expected to be cost-effective in the near term. Digital technology, which the Company expects to be commercially viable in 1997, will be incorporated into the Company's larger, more competitive markets.



     The Company intends to complement its Operating and Planned Systems by acquiring additional wireless cable systems in markets that meet its selection criteria, including: (i) demographic profile of the market, including size of potential subscriber base and projected household growth rates; (ii) proximity to existing markets; (iii) topography of the transmission area; (iv) availability of wireless cable channel rights and licenses; and (v) the competitive environment. The Company seeks to take advantage of economies of scale and operating efficiencies, particularly where it can add to existing regional clusters or develop new regional clusters of operating systems and intends to utilize the experience of its management in evaluating, acquiring and operating such potential systems.



                                    HISTORY



     In April 1992, the Company acquired its initial wireless cable assets in Fort Pierce, Florida and subsequently launched the Fort Pierce System in May 1992. The Company expanded its presence in Florida with the launch of the Melbourne System in November 1993. In March 1994, the Company entered the Northwest region of the United States with the acquisition of the Sacramento System. In March and April 1995, Boston Ventures, a private investment firm, invested $35.0 million in the Company through the purchase of shares of Class A Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") in connection with which the Company acquired the Boise and Yakima Systems. Immediately prior to closing of the Offering, Boston Ventures will convert its Convertible Preferred Stock into Class B Common Stock and the accrued dividend thereon into shares of Class A Common Stock. In March 1996, the Company acquired the exclusive right to apply for currently and subsequently available commercial channels for five new markets.



     The Company's executive offices are located at 9250 East Costilla Avenue, Suite 325, Englewood, Colorado 80112, and the Company's telephone number is
(303) 649-1195.

                             THE COMPANY'S MARKETS

     The following table outlines the characteristics of the markets in which the Company operates or where it anticipates launching systems.


                          ESTIMATED                                    PROJECTED
                             LOS         NUMBER OF                        LOS                                      PERCENTAGE
                          HOUSEHOLDS    SUBSCRIBERS                    HOUSEHOLD                                       OF
                            AS OF          AS OF                        GROWTH       NUMBER OF       AMOUNT OF     COMMERCIAL
                         DECEMBER 31,    JUNE 30,         MARKET        1995 TO      CHANNELS        SPECTRUM       LICENSES
                           1995(1)        1996(2)     PENETRATION(3)    2000(4)    CONTROLLED(5)   CONTROLLED(5)    OWNED(6)
                         ------------   -----------   --------------   ---------   -------------   -------------   ----------
FLORIDA MARKETS:
Ft. Pierce, FL..........     244,000       12,800           5.2%          10.0%          34             202MHz         100.0 %
Melbourne, FL...........     219,000       14,600           6.7           11.2           36             214            100.0
West Palm Beach,
  FL(7).................   1,010,000           --            --           10.8           31             186             84.6
NORTHWEST MARKETS:
Boise, ID...............     130,000       12,300           9.5           15.4           33             196             85.7
Sacramento, CA..........     654,000       16,000           2.4            7.0           29             174             15.4
Yakima, WA..............      64,000        7,400          11.6           10.5           33             196             66.7
Coos Bay, OR............      26,000           --            --            5.4           20             118             95.2
Eureka, CA..............      42,000           --            --            4.1           10              58             76.9
Helena, MT..............      22,000           --            --            9.7           21             118            100.0
Kennewick, WA(8)........      72,000           --            --           14.4           33             196             69.2
Klamath Falls, OR.......      23,000           --            --            4.4           21             100            100.0
Roseburg, OR............      32,000           --            --            4.3           21             124            100.0
                           ---------       ------          ----           ----                                     ----------
  TOTALS................   2,538,000       63,100           4.8%(3)        9.8%(4)                                 Avg. 82.8 %
                           =========       ======          ====           ====                                     ==========


-------------------------
(1) LOS is defined as the number of households in the market that can receive an unobstructed signal through a receiving antenna that is elevated 30 feet above ground level. Estimated LOS Households are based upon engineering studies performed for the Company.

(2) Number of Subscribers includes single family homes, the number of units in each multiple dwelling unit ("MDU") and commercial subscribers.

(3) Market Penetration was derived by dividing the Number of Subscribers in each market as of June 30, 1996 by the number of Estimated LOS Households as of December 31, 1995 in that market. Total Market Penetration was derived by dividing the Total Number of Subscribers as of June 30, 1996 for all Operating Systems by the total Estimated LOS Households as of December 31, 1995 for all Operating Systems.

(4) Based upon estimates of household growth by CACI Marketing Systems ("CACI") and the Company's LOS household engineering studies, the Company estimates the LOS households in its markets will increase by 9.8% from 1995 to 2000. CACI projects a U.S. mean household growth rate of 5.3% for the same period.


(5) Spectrum is measured in megahertz ("MHz"), with each wireless cable channel containing 6 MHz of bandwidth except for channel 2A which contains 4 MHz. The Sacramento System includes channel 2, which is a full 6 MHz of bandwidth, but all of the remaining systems include channel 2A. The Number of Channels Controlled and Amount of Spectrum Controlled figures include one 6 MHz Low Power Television ("LPTV") channel in Fort Pierce and three 6MHz LPTV channels in Melbourne.


(6) Percentage of Commercial Licenses Owned is calculated by dividing the number of commercial channels for which licenses are owned by the Company by the total number of commercial channels for which licenses are available in each market, in each case exclusive of LPTV channels. The Company owns the licenses for the following number of commercial channels in each market:
    Fort Pierce, 13; Melbourne, 13; West Palm Beach, 11; Boise, 18; Sacramento, 2; Yakima, 14; Coos Bay, 20; Eureka, 10; Helena, 21; Kennewick, 9; Klamath Falls, 21; and Roseburg, 21. The total number of commercial channels available for license ownership in Fort Pierce, Melbourne, West Palm Beach, Sacramento, Eureka and Kennewick is 13 and the total number of commercial channels available for license ownership in Boise, Yakima, Coos Bay, Helena, Klamath Falls and Roseburg is 21, of which 8 are commercially available ITFS channel licenses. See "Business -- Licenses and Channel Leases." In the markets where ITFS channel licenses are commercially available, the Company, as the holder of the exclusive right to apply for currently and subsequently available commercial channels (the "BTA Authorization"), has the exclusive right to file license applications under FCC rules and regulations, subject only to applications of educational and non-profit institutions and restrictions resulting therefrom. See "Risk Factors -- Uncertainty of Ability to Obtain FCC Authorizations."

(7) The Number of Channels Controlled, Amount of Spectrum Controlled and the Percentage of Commercial Licenses Owned data for West Palm Beach are subject to the receipt of certain approvals from the FCC and/or third party interference agreements. Any delays or failures in obtaining governmental approvals or interference agreements may delay the Company from launching the West Palm Beach System, transmitting the maximum number of channels it controls, or may cause the Estimated LOS Households in West Palm Beach to be decreased. See "Risk Factors -- Interference Issues."

(8) The Number of Channels Controlled, Amount of Spectrum Controlled and Percentage of Commercial Licenses Owned data contained in the table for the Kennewick System are subject to the consummation of the Kennewick acquisition. See "Business -- History."

                                  THE OFFERING


Class A Common Stock Offered Hereby................   2,350,000 shares
Common Stock to be Outstanding after the Offering:
     Class A Common Stock..........................   3,062,621 shares(1)
     Class B Common Stock..........................   8,366,515 shares(2)(3)
                                                      ----------------------------------------
          Total....................................   11,429,136 shares(3)
                                                      =======================================
Voting Rights......................................   Each share of Class A Common Stock is
                                                      entitled to one vote and each share of
                                                      Class B Common Stock is entitled to ten
                                                      votes on all matters requiring a
                                                      shareholder vote. Each class of Common
                                                      Stock has identical economic rights. See
                                                      "Description of Capital Stock -- Common
                                                      Stock."
Use of Proceeds....................................   To repay in full its outstanding
                                                      indebtedness under the Revolving Credit
                                                      Facility and to finance further
                                                      expansion and development of the
                                                      Operating Systems, capital expenditures
                                                      and operating expenses in connection
                                                      with the launch and development of the
                                                      Planned Systems and possible
                                                      acquisitions of additional wireless
                                                      cable systems, assets or channel rights.
Proposed Nasdaq National Market Symbol.............   WBSA


-------------------------

(1) Reflects the 2,350,000 shares of Class A Common Stock offered hereby and an additional 712,621 shares of Class A Common Stock issuable in payment of the accrued dividend on the Convertible Preferred Stock through October 31, 1996 (the estimated closing date of the Offering). The actual number of shares of Class A Common Stock issued in the conversion of the accrued dividend will be dependent on the actual closing date of the Offering.



(2) Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder and in certain other circumstances. See "Description of Capital Stock -- Common Stock."



(3) Does not include 407,475 shares of Class B Common Stock issuable upon exercise of stock options anticipated to be outstanding as of October 31, 1996, of which options to purchase 355,328 shares have an exercise price of $8.37, and options to purchase 52,147 shares have an exercise price at the initial public offering price per share. As of October 31, 1996 options to purchase 123,275 shares are currently exercisable. See "Description of Capital Stock."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data as of and for each period in the three year period ended December 31, 1995 have been derived from audited financial statements of the Company and its subsidiaries. The following summary consolidated financial data for the six month periods ended June 30, 1995 and June 30, 1996 have been derived from unaudited consolidated financial statements that in the opinion of the Company reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial data for such periods.


     The summary pro forma consolidated statement of operations and other data give effect to: (a) the acquisition of the Boise and Yakima Systems (the "Acquisitions"); (b) the application of the proceeds from the issuance of the Convertible Preferred Stock to effect the Acquisitions; and (c) the conversion of all outstanding shares of Convertible Preferred Stock into Class B Common Stock and the accrued dividend into Class A Common Stock (the "Conversion"), as if all such events had occurred on January 1, 1995. The Acquisitions, the issuance of Convertible Preferred Stock and the Conversion are referred to collectively herein as the "Transactions." The pro forma data should not be considered indicative of actual results that would have been achieved had the events described above been consummated on the date or for the periods indicated and do not purport to indicate results of operations for any future period.



     These data should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Consolidated Financial Data," each of which is included elsewhere in this Prospectus. The Consolidated Financial Statements include operations of the Predecessor Partnership to March 1994, and the operations of the Company thereafter. The Company's acquisition and development of its systems during the periods reflected in the Summary Consolidated Financial Data materially affect the comparability of that data from one period to another. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                               YEAR ENDED DECEMBER 31,                         SIX MONTHS ENDED JUNE 30,
                                  --------------------------------------------------   -----------------------------------------
                                                                           PRO FORMA                       PRO FORMA   PRO FORMA
                                   1992      1993      1994       1995      1995(B)     1995      1996      1995(B)     1996(B)
                                  -------   -------   -------   --------   ---------   -------   -------   ---------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(A)
 Revenues.......................  $   361   $ 2,669   $ 9,591   $ 16,874    $18,431    $ 7,480   $10,190    $ 9,037     $10,190
 Expenses.......................    1,804     6,758    13,998     24,054     25,801     10,559    13,604     13,604      13,604
 Loss from operations...........   (1,443)   (4,089)   (4,407)    (7,180)    (7,370)    (3,079)   (3,414)    (3,269)     (3,414)
 Interest income (expense),
   net..........................       94        39      (539)      (447)      (169)      (274)     (493)         4        (493)
 Net loss.......................   (1,337)   (4,015)   (4,938)    (7,627)    (7,539)    (3,353)   (3,907)    (3,265)     (3,907)
 Preferred stock dividend
   requirement..................       --        --        --     (2,414)        --       (611)   (1,894)        --          --
 Net loss applicable to
   common stock.................   (1,337)   (4,015)   (4,938)   (10,041)    (7,539)    (3,964)   (5,801)    (3,265)     (3,907)
 Net loss per common share(c)...  $ (1.17)  $ (2.10)  $ (1.31)  $  (2.40)   $ (0.83)   $ (0.95)  $ (1.39)   $ (0.36)    $ (0.43)
 Weighted average common and
   common equivalent shares
   outstanding(c)...............    1,144     1,913     3,762      4,181      9,074      4,181     4,181      9,074       9,074



                                                                                                   JUNE 30, 1996
                                                                                              ------------------------
                                                                                                               AS
                                                                                              ACTUAL       ADJUSTED(D)
                                                                                              -------      -----------
                                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents.................................................................   $   217        $19,655
 Investment in wireless cable systems, net.................................................    54,755         54,755
 Total assets..............................................................................    58,271         77,709
 Long-term debt, including current portion.................................................    12,545             --
 Convertible preferred stock...............................................................    39,308             --
 Total stockholders' equity................................................................     1,080         72,370



                                                YEAR ENDED DECEMBER 31,                        SIX MONTHS ENDED JUNE 30,
                                   -------------------------------------------------   -----------------------------------------
                                                                           PRO FORMA                       PRO FORMA   PRO FORMA
                                    1992      1993      1994      1995      1995(B)     1995      1996      1995(B)     1996(B)
                                   -------   -------   -------   -------   ---------   -------   -------   ---------   ---------
                                                         (IN THOUSANDS, EXCEPT SYSTEM AND SUBSCRIBER DATA)
OPERATING AND OTHER DATA:
 EBITDA(e).......................  $(1,069)  $(2,489)  $   242   $ 3,169    $ 3,778    $ 1,477   $ 1,971    $ 2,086     $ 1,971
 Systems in operation at
   end of period.................        1         2         3         5          5          5         5          5           5
 Total subscribers at end of
   period........................    3,500    11,500    34,600    57,000     57,000     52,700    63,100     52,700      63,100


-------------------------

(footnotes on next page)

(a) During the period from inception (October 1991) through March 15, 1994, the Company operated as a Delaware limited partnership. Subsequent to March 15, 1994, the Company has operated as a Delaware corporation.


(b) The summary pro forma consolidated statement of operations and other data give effect to the Transactions as if such events had occurred on January 1, 1995. See "Pro Forma Consolidated Financial Data."


(c) Excludes the common stock equivalents of employee stock options, as the effect on all periods presented is anti-dilutive. The computation of weighted average common and common equivalent shares outstanding and net loss per common share for years prior to 1995 assumes a pro forma issuance of common shares to the partners in exchange for their partnership interests at the time of, and in proportion to, partner capital contributions to the Predecessor Partnership.


(d) As adjusted (i) to reflect sale of 2,350,000 shares of Class A Common Stock offered hereby at an offering price of $15.00 per share (the mid-point of the range of the anticipated initial public offering price) after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom; and (ii) the Transactions.


(e) "EBITDA" means net income (loss) before interest income, interest expense, income taxes, depreciation and amortization expenses. EBITDA is commonly used as a measure of performance in the subscription television industry; however, EBITDA does not purport to represent cash provided by or used in operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. EBITDA is also a primary factor in determining the effective interest rate and maximum borrowings under the Revolving Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  RISK FACTORS

     An investment in the Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus, in connection with an investment in the Class A Common Stock offered hereby.


     This Prospectus contains statements which constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) potential acquisitions or joint ventures by the Company; (ii) the use of the proceeds of the Offering; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) the Company's growth strategy and operating strategy;
(vi) the declaration and payment of dividends; or (vii) regulatory matters affecting the Company. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences.



     LIMITED OPERATIONS; HISTORY OF LOSSES. The Company's operations commenced in May 1992. The Operating Systems include the Fort Pierce and Melbourne Systems, in which the Company initiated service in 1992 and 1993, respectively, and the Sacramento, Boise and Yakima Systems, which the Company acquired in March 1994, March 1995 and April 1995, respectively. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in the Class A Common Stock. Given the Company's limited operating history, there can be no assurance that it will be able to compete successfully in the subscription television industry.


     The Company has recorded net losses in each year of its operations. At June 30, 1996, the Company's accumulated deficit was approximately $26.1 million. Losses incurred since inception are attributable primarily to start-up costs, subscriber service costs, interest expense and depreciation of assets required to develop wireless cable systems. The Company expects to continue to experience net losses while it develops and expands its wireless cable systems. There can be no assurance that the Company will generate sufficient operating revenues to sustain positive EBITDA or to achieve positive net income in the foreseeable future. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     CAPITAL REQUIREMENTS FOR GROWTH; NEED FOR ADDITIONAL FINANCING. The growth of the Company's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses for expansion of the Company's subscriber base and system development. The Company may require additional financing, through debt or equity financings, joint ventures or other arrangements, to cover ongoing operating losses. Additional equity or debt also may be required to finance future acquisitions of wireless cable operations, assets or channel interests. There can be no assurance that the Company will be able to obtain additional debt or equity on satisfactory terms, or at all, to meet its future financing needs. The Company's future capital requirements also will depend upon a number of factors, including marketing expenses, staffing levels and subscriber growth, as well as other factors that are not within the Company's control, such as competitive conditions, programming costs and capital costs. The lack of available additional capital could have a material adverse effect on the Company and its ability to compete successfully in the subscription television industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     CONTROL BY EXISTING STOCKHOLDERS; CONFLICT OF INTEREST. As of October 31, 1996 and after giving effect to the Offering, Boston Ventures would have owned approximately 42.4% of the Common Stock which would have represented 48.3% of the voting power of the Common Stock. Pursuant to the Stockholders Agreement,

Boston Ventures has the right to designate two persons to be elected to the Company's Board of Directors who may not be removed except by a unanimous vote of the Board of Directors and whose vote is required to approve certain material transactions. As a result of its ownership interest and its contractual relationships with the Company, Boston Ventures, although not involved in the day-to-day management of the Company, is in a position to influence material events affecting the business and affairs of the Company. In addition, as of October 31, 1996 approximately 13.7% of the Common Stock representing 18.0% of the voting power of the Common Stock, after giving effect to the Offering, is beneficially owned by Dean L. Buntrock or members of his family. There can be no assurance that the interests of these stockholders and the other stockholders will not conflict. See "Principal Stockholders -- Stockholders Agreement," "-- Preferred Stock Purchase Agreement" and "-- Authority to Issue Preferred Stock; Anti-Takeover Provisions." Also, under the Company's Revolving Credit Facility, specified changes in the percentage of Common Stock held by certain of the Company's shareholders could result in an event of default.



     COMPETITION AND NEW TECHNOLOGIES. The subscription television industry is highly competitive. While wireless cable systems typically compete directly with both hard-wire cable companies and satellite delivery systems, recent regulatory changes and technological developments have encouraged new competitors, such as telephone companies, to enter the subscription television business. Many of the Company's existing or potential competitors have substantially greater name recognition and greater financial, technical and human resources than the Company and therefore may be better able to develop and operate subscription television systems. The hard-wire cable companies competing in the Company's operating markets currently offer approximately 12 to 70 channels to their subscribers, compared to between 29 and 36 channels offered by the Company. While the Company believes that its lower prices provide a competitive advantage, aggressive price competition by any existing or new competitor would likely have a material adverse effect on the Company's results of operations and financial condition. The subscription television industry also competes with conventional over-the-air broadcast television stations and, in areas where several off-air television signals can be received free, subscription television systems have found market penetration to be more difficult.


     New and advanced technologies for the subscription television industry, such as Local Multipoint Distribution Service ("LMDS") and direct broadcast satellite services ("DBS"), are in various stages of development. In addition, digital video compression ("DVC") and fiber optic networks are being implemented and supported by entities such as hard-wire cable companies and regional telephone companies which are likely to have greater resources than the Company. When fully deployed, these new technologies could have a material adverse effect on the demand for wireless cable services. There can be no assurance that the Company will be able to compete successfully with existing competitors or new entrants in the market for subscription television services. See "Industry Overview -- Competition."


     DIFFICULTIES AND UNCERTAINTIES OF A NEW INDUSTRY. Wireless cable television is a developing industry with a relatively short operating history. Potential investors should be aware of the difficulties and uncertainties normally associated with developing industries, such as a lack of consumer acceptance, difficulty in obtaining financing, increasing competition, advances in technology and changes in laws and regulations. There can be no assurance that the wireless cable industry will develop and survive as a viable industry. See "Industry Overview -- Wireless Cable Industry."



     GOVERNMENT REGULATION. The right to transmit video programming, entertainment services and other information on wireless frequencies is regulated by the Federal Communications Commission (the "FCC"). In each metropolitan market, the FCC has allocated 33 channels for the primary purpose of wireless transmissions of video programming. Licenses for both Multipoint Distribution Service ("MDS") and Instructional Television Fixed Service ("ITFS") channels are granted based upon applications filed with the FCC. Depending upon availability and interference considerations, the FCC also may license LPTV channels in certain markets that can be used in conjunction with the MDS and ITFS channels in a wireless cable system. FCC approval is also required for license amendments, license modifications, license assignments, transfers of control of licensees and license renewals. The FCC imposes restrictions and conditions upon the use and operation of channels. FCC licenses are limited in duration and subject to renewal procedures.



     UNCERTAINTY OF ABILITY TO OBTAIN FCC AUTHORIZATIONS. All of the channels composing a wireless cable system must operate from the same transmitter site so that subscribers may receive a clear picture on all channels offered. In the Company's seven Planned Systems, it does not currently have the right to operate a sufficient number of channels from a single transmitter site. In these markets, the Company is dependent upon the following types of approvals from the FCC before operations in a coordinated manner can begin: (i) grant of pending applications for new licenses or for modification of existing licenses; and (ii) grant of new station applications and license modification applications, which have not yet been filed with the FCC. Currently, the Company has applications pending with the FCC in most of its markets. See "Business -- The Company's Markets." There can be no assurance that any of these applications will be granted by the FCC. The Company believes that denial of any single application will not adversely affect the Company. However, denial of several applications, particularly if concentrated in one or a few of the Company's markets, could have a material adverse effect on the ability of the Company to serve such market or markets. See "Industry Overview -- Regulatory Environment -- Licensing Procedures."



     MDS authorizations may not be granted to a cable operator if a portion of the MDS station's protected service area is within a franchise area actually served by the cable operator. Although the Company is not a cable operator and its investors, including Boston Ventures, are not cable operators, two affiliates of Boston Ventures own interests in Falcon Holding Group, L.P. ("Falcon"). Under the FCC's attribution rules, these interests could be attributed to Boston Ventures and the Company and thereby call into question the cable cross-ownership rules in communities where the Company owns or seeks to own MDS authorizations and Falcon operates cable systems. In March 1995, before Boston Ventures invested in the Company, the Company sought and received a waiver of the cable cross-ownership rules from the FCC relating to the extent of cross-ownership between the Company and Falcon. The market of particular concern at that time was Melbourne. However, subsequent to receiving the waiver, the Company bid for and won the BTA Authorizations for Melbourne and three other markets where Falcon operates cable systems: Coos Bay, Eureka and Roseburg. While an additional waiver request may not have been necessary, the Company has requested waivers from the FCC in each of the three other markets, although no additional waiver was requested for Melbourne. The FCC has informally raised with the Company the issue of whether the waiver would encompass the entire Melbourne BTA. There can be no assurance that the Company will obtain the requisite governmental approvals for these or any other markets where the conflict may exist.



     While current FCC rules are intended to promote development of a competitive subscription television industry, the statutes, rules and regulations affecting the subscription television industry could change and any future changes in FCC rules, regulations, policies or procedures could have a material adverse effect on the industry as a whole and the Company in particular.



     EFFECT OF THE TELECOMMUNICATIONS ACT OF 1996. In February 1996, the Telecommunications Act of 1996 (the "1996 Act") was enacted, resulting in comprehensive changes to the regulatory environment for the telecommunications industry as a whole and the competitive environment in which the Company operates. The 1996 Act substantially reduces regulatory authority over hard-wire cable rates and affords hard-wire cable operators greater flexibility to offer different rates to certain of their subscribers, and thereby permits them to offer discounts on hard-wire cable service to the Company's subscribers or prospective subscribers. The 1996 Act also permits telephone companies to enter the video distribution business, subject to certain conditions. The entry into the video distribution business by telephone companies who have existing coaxial and in certain instances, fiber optic, cable networks and greater access to capital and other resources, could provide significant competition to wireless cable providers, including the Company. In addition, the legislation affords relief to DBS service by preempting the authority of local governments to impose certain taxes. The 1996 Act delegates to the FCC the authority to adopt regulations implementing certain of its provisions. The Company cannot reasonably predict the substance of rules and policies to be adopted by the FCC or the effect of the legislation and any such rules on the Company's operations. See "Industry Overview -- Regulatory Environment -- The 1996 Act."


     PHYSICAL LIMITATIONS OF WIRELESS CABLE TRANSMISSION. Line-of-sight wireless cable programming is transmitted via microwave frequencies from a head-end to a small receive-site antenna at each subscriber's location. Reception of wireless cable programming generally requires a direct, unobstructed line-of-sight from the head-end to the subscriber's receive-site antenna. Therefore, in communities with hilly terrain, dense foliage, tall buildings or other obstructions in the transmission path, wireless cable transmissions can be difficult or impossible to receive at certain locations. Consequently, the Company may not be able to supply service to certain potential subscribers within its service areas. While the Company intends to employ signal repeaters to overcome line-of-sight obstructions, there can be no assurance that it will be able to secure the necessary FCC authorizations for the repeaters. In addition to line-of-sight obstructions, in limited circumstances extremely adverse weather can damage individual receive-site antennae as well as transmission equipment.


     INTERFERENCE ISSUES. Interference from other wireless cable systems can limit the ability of a wireless cable system to serve any particular point. Historically, the FCC's primary concern in licensing MDS and ITFS stations has been avoiding situations where proposed new or modified stations are predicted to cause interference to the reception of previously proposed or authorized stations. Since conclusion of the Basic Trading Area ("BTA") auctions (the "BTA Auctions"), the FCC also is now concerned that proposed stations not cause interference along BTA boundaries. MDS and ITFS licensees that were in existence before the advent of the BTA Auctions ("incumbent licensees") are protected from interference within a 35-mile radius of their transmission site. Licenses issued in connection with a BTA Authorization will be protected from interference from other proposed new or modified BTA Authorizations at the BTA boundary. The FCC has recently indicated that additional interference protections may also be available for such licenses.



     Where the FCC-prescribed interference protection standards cannot be met, negotiation of interference agreements with nearby licensees is necessary in order to receive FCC grant of pending applications. At this time, the Company is aware that it will be required to negotiate interference agreements in West Palm Beach, Yakima and Kennewick (following acquisition) in order to obtain the grant of its pending applications. See "Business -- The Company's Markets." In launching or upgrading a system, the Company may wish to relocate its transmission facility or increase its height or signal power in order to serve its targeted market. If such changes would cause the Company's signal to violate the above-referenced interference standards in the protected service areas of other wireless license holders, the Company would be required to negotiate interference agreements with such other license holders. There can be no assurance that the Company will be able to negotiate all necessary interference agreements on terms acceptable to the Company or that the FCC will approve the Company's applications. In the event that the Company cannot obtain interference agreements required to implement the Company's plans for a market, the Company may have to curtail or modify operations in that market, utilize a less optimal tower location or reduce the height or power of the transmission facility, which could have a material adverse effect on the growth of the Company in that market.



     With respect to the Company's planned West Palm Beach System, the Company is a party to a settlement agreement which resolves mutually exclusive applications for ITFS licenses, and is seeking FCC approval to modify existing and proposed ITFS facilities. License holders who intend to initiate a wireless cable service in Miami have opposed the proposed settlement agreement. The Company has filed a formal objection to the opposition by the Miami license holders, and believes that an agreement acceptable to all parties can be reached. However, there can be no assurance that the Company will be able to negotiate successfully such an agreement. The Company believes that the failure to negotiate an interference agreement could lead to interference affecting approximately 25.0% of the LOS households in the West Palm Beach market.



     DEPENDENCE ON KEY INDIVIDUALS. The Company is dependent in large part on the experience and knowledge of its senior management, particularly William W. Kingery, Jr., President and Chief Executive Officer of the Company. The loss of the services of Mr. Kingery could have a material adverse effect upon the Company, including causing a default under the Company's $40.0 million revolving credit facility (the "Revolving Credit Facility"). The Company has entered into an employment agreement with Mr. Kingery. See "Management -- Employment Agreements."


     NEED TO MANAGE GROWTH. Since inception, the Company has experienced rapid growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth has increased the operating complexity of the Company and the level of responsibility for management personnel. Through acquisition of new systems and the development of its Operating Systems and Planned Systems, the Company expects to continue to experience rapid growth. In managing this growth, the

Company will be required to continue to expand its operating and financial systems and to train and manage its employee base. There can be no assurance that the Company will be able to attract and retain qualified employees to meet the Company's needs during its growth.

     DEPENDENCE UPON PROGRAM MATERIAL AND CHANNEL LEASE AGREEMENTS. The Company has fixed-term contracts with various program suppliers, such as CNN, ESPN and HBO. These contracts generally cover a period of one to ten years and are typically renewable upon expiration. Although the Company has no reason to believe that these contracts will not be renewed upon expiration, if the contracts are not renewed, the Company will be required to seek program material from other sources. While current legislation requires that vertically integrated multiple cable system operators ("MSOs") sell programming to their competitors on fair and reasonable terms, there can be no assurance that the Company will be able to procure programming at favorable rates. Certain portions of that legislation unrelated to programming access are the subject of various legal challenges. See "Industry Overview -- Regulatory Environment."

     Although the Company's strategy is to own a significant number of the available wireless cable channel licenses in each of its markets, the Company, particularly in its Sacramento System, is dependent on leases with third parties for some of its wireless cable channels. Under FCC rules, the terms of certain of the leases cannot exceed ten years. While many of the Company's leases provide for automatic renewals, or provide the Company with a right of first refusal in the event the lessor proposes to lease channels to a third party, there can be no assurance that these leases will be renewed or extended beyond their current terms or on terms satisfactory to the Company. Similarly, the failure by these lessors to comply with the terms of their FCC authorizations or rules could result in the termination or forfeiture of their authorizations or the denial of their license renewal by the FCC. While the Company's lease agreements with license holders typically require the license holders, at the Company's expense, to use their best efforts, in cooperation with the Company, to make various required filings with the FCC in connection with the maintenance and renewal of licenses, any terminations, forfeitures or denial of license renewal by the FCC or failure to obtain renewal of channel lease agreements would result in a reduction of the amount of programming the Company offers in some markets. In addition, while the Company's leases with MDS and ITFS licensees require their cooperation, it is possible that one or more of such licensees may hinder or delay the Company's efforts to use the channels. See "Business -- Licenses and Channel Leases."


     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering and based on the shares of Common Stock outstanding as of October 31, 1996, the Company will have a total of 11,429,136 shares of Common Stock outstanding, assuming no exercise of vested options after October 31, 1996. Of these shares, the 2,350,000 shares of Class A Common Stock offered hereby (2,702,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The 712,621 shares of Class A Common Stock issued in connection with the Conversion as of October 31, 1996, the 8,366,515 shares of Class B Common Stock outstanding and any shares purchased in this Offering by an affiliate are "restricted shares" as that term is defined by Rule 144 as promulgated under the Securities Act ("Restricted Shares"). Because Class B Common Stock is convertible into Class A Common Stock, however, sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Class A Common Stock. Of the 9,079,136 shares of Common Stock currently held by the Company's stockholders, agreements with respect to 9,074,269 of such shares have been entered into providing that the holders of such shares will not directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters.



     In addition, holders of 8,366,515 shares of Class B Common Stock may require the Company to register their shares of Class B Common Stock under the Securities Act, which would permit such holders to resell without complying with Rule 144. Such holders have, however, waived their registration rights with respect to the Offering. See "Principal
Stockholders -- Stockholders Agreement" and "Description of Capital Stock."



     The Company has reserved for issuance 200,000 shares of Class B Common Stock under the Directors Plan and 539,371 shares of Class B Common Stock under the Stock Option Plan. As of October 31, 1996, options to purchase a total of 407,475 shares of Class B Common Stock pursuant to the Stock Option Plan were outstanding, of which options to purchase 355,328 shares have an exercise price of $8.37 and options to purchase 52,147 shares have an exercise price at the initial public offering price per share. As of October 31, 1996, options to purchase 123,275 shares are exercisable. Of the shares issuable upon exercise of outstanding options, 399,792 are subject to a similar lock-up period with respect to such shares. See "Management -- Stock Option Plan" and "Underwriting."



     Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options. See "Management -- Non-Employee Director Stock Option Plan."



     Sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Class A Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "-- Absence of a Public Market and Substantial Possible Volatility of Stock Price," "Shares Eligible for Future Sale" and "Description of Capital Stock."



     AUTHORITY TO ISSUE PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS. The Company's Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.



     Certain provisions of the Company's Second Restated Certificate of Incorporation (the "Certificate") could delay, defer or prevent a takeover attempt that a stockholder might consider in the Company's best interest. These provisions may adversely affect prevailing market prices for the Class A Common Stock. These provisions include the terms of the Class B Common Stock, which has ten votes per share for every one vote per share by Class A Common Stock, and the authority of the Board of Directors to issue preferred stock in one or more series without the consent of the holders of Class A Common Stock. In addition,
Section 203 of the Delaware General Corporation Law (the "Delaware Act") prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder" unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying or preventing a change of control of the Company. The Stockholders Agreement also may make it difficult in some respects to effect a change in control of the Company and replace incumbent management. The existence of these provisions may have a negative impact on the price of the Class A Common Stock, may discourage third party bidders from making a bid for the Company. See "Principal Stockholders -- Stockholders Agreement" and "Description of Capital Stock."


     LACK OF DIVIDEND HISTORY. The Company has never declared or paid any cash dividends on any of its Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, the terms of the Company's credit facilities, the terms of any preferred stock and other factors the Board of Directors consider appropriate. The Company currently intends to retain earnings, if any, to support continuing growth and expansion. In connection with the conversion of the Convertible Preferred Stock immediately prior to the closing of the Offering the accrued dividend on such shares will be converted into shares of Class A Common Stock. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources."



     DILUTION. The anticipated initial public offering price of the Class A Common Stock of $15.00 per share (the mid-point of the range of the anticipated initial public offering price) is substantially higher than the net tangible book value per share of Common Stock. Investors in shares of Class A Common Stock offered hereby will incur immediate and substantial dilution in the net tangible book value per share of Common Stock from the initial public offering price, and may incur substantial additional dilution upon the exercise of outstanding stock options by holders thereof. See "Dilution."


     ABSENCE OF A PUBLIC MARKET AND SUBSTANTIAL POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The price of the Class A Common Stock offered hereby will be determined through negotiations between the Company and the Underwriters and may not reflect the market price of the Class A Common Stock after the Offering. See "Underwriting." The market price of the Class A Common Stock could be subject to wide fluctuations in response to variations in operating results, announcements of technological innovations or new services by the Company or its competitors and other events and factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have affected the market prices for many emerging growth companies, often being unrelated to their operating performance. Such market fluctuations could have a material adverse effect on the market price of the Class A Common Stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,350,000 shares of Class A Common Stock offered by the Company assuming an offering price of $15.00 per share (the mid-point of the range of the anticipated initial public offering price) and after deducting underwriting discounts and commissions and estimated offering expenses are estimated to be approximately $32.0 million (approximately $36.9 million if the Underwriters' over-allotment option is exercised in full). The Company intends to apply the net proceeds to repay all outstanding amounts under its $40.0 million Revolving Credit Facility, which as of September 30, 1996, was approximately $17.0 million, and to finance further expansion and development of the Operating Systems, capital expenditures and operating expenses in connection with the launch and development of the Planned Systems and possible acquisitions of additional wireless cable systems, assets or channel rights. Pending use by the Company for the foregoing purposes, the net proceeds will be invested in short-term, investment grade interest-bearing securities.


                                DIVIDEND POLICY


     The Company has never declared or paid any cash dividends on any class of its Common Stock and does not expect to declare any such dividends for the foreseeable future. Immediately prior to the Offering, the holders of the Convertible Preferred Stock will convert those shares into shares of Class B Common Stock and the accrued dividend on the Convertible Preferred Stock into shares of Class A Common Stock. The Company may not declare dividends on the Class B Common Stock without declaring an equal per share dividend on the Class A Common Stock. In addition, the terms of the Revolving Credit Facility prohibit the payment of dividends so long as any loans are outstanding or the commitment to lend remains in place. See "Management Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Payments of any future dividends (other than stock dividends) will depend upon earnings and capital requirements of the Company, the Company's credit facilities, the terms of any preferred stock issued in the future and other factors the Company's Board of Directors considers appropriate. The Company currently intends to retain earnings, if any, to support continuing growth and expansion.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to: (i) give effect to the sale by the Company of 2,350,000 shares of Class A Common Stock offered hereby, assuming an offering price of $15.00 per share (the mid-point of the range of the anticipated initial public offering price) and after deducting underwriting discounts and commissions and estimated offering expenses and the application of the proceeds therefrom; and (ii) reflect the Conversion, as of October 31, 1996, of all outstanding shares of Convertible Preferred Stock to 4,180,824 shares of Class B Common Stock and the accrued dividend thereon into 712,621 shares of Class A Common Stock. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock -- Convertible Preferred Stock" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.



                                                                              JUNE 30, 1996
                                                                          ----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                          -------    -----------
                                                                             (UNAUDITED, $ IN
                                                                                THOUSANDS)
Cash and cash equivalents................................................ $   217     $  19,655
                                                                          =======       =======
Current portion of long term debt........................................ $    45     $      --
                                                                          =======       =======
Long-term debt:
  Revolving Credit Facility(1)........................................... $12,500     $      --
Convertible Preferred Stock, $.01 par value, 35,000 shares authorized, issued and outstanding, stated at liquidation value, including
  cumulative dividends of $4,307,835.....................................  39,308            --
Stockholders' equity:
Preferred Stock, $.01 par value, 10,000,000 shares authorized............      --            --
Class A Common Stock, $.01 par value, 10,000,000 shares authorized, no shares issued and outstanding; 3,062,621 shares issued and outstanding,
  as adjusted............................................................      --            31
Class B Common Stock, $.01 par value, 15,000,000 authorized, 4,185,691 shares issued and outstanding; 8,366,515 shares issued and outstanding,
  as adjusted(2).........................................................      42            84
Additional paid in capital...............................................  27,170       100,045
Accumulated deficit (3).................................................. (26,132)      (27,790)
                                                                          -------       -------
       Total stockholders' equity........................................   1,080        72,370
                                                                          -------       -------
          Total capitalization........................................... $52,888     $  72,370
                                                                          =======       =======


-------------------------

(1) In November 1995, the Company entered into the Revolving Credit Facility. The Revolving Credit Facility becomes a term loan on December 31, 1998, at which time outstanding borrowings are amortized on a quarterly basis through December 31, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



(2) The capitalization table does not reflect 407,475 shares of Class B Common Stock issuable upon exercise of stock options outstanding as of October 31, 1996 of which options to purchase 355,328 shares have an exercise price of $8.37 and options to purchase 52,147 shares have an exercise price at the initial public offering price per share. As of October 31, 1996, options to purchase 123,275 shares are exercisable. See "Description of Capital Stock."



(3) Reflects the additional accrued dividend on the Convertible Preferred Stock of approximately $1,658,000 for the period June 1, 1996 through October 31, 1996, the estimated closing date of the Offering.

                                    DILUTION


     Purchasers of the shares of Class A Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share of their Class A Common Stock from the initial public offering price. As of June 30, 1996, and after giving effect to the Conversion as of October 31, 1996, the net tangible book value of the Company was $9.1 million, or $0.98 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. Assuming no changes in the net tangible book value after June 30, 1996, other than to give effect to the sale of the 2,350,000 shares of Class A Common Stock offered hereby assuming an offering price of $15.00 per share (the mid-point of the range of the anticipated initial public offering price) and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $40.9 million, or $3.58 per share ($3.89 per share if the Underwriters' over-allotment option is exercised in full), representing an immediate increase in net tangible book value per share of $2.60 to existing stockholders and an immediate dilution of $11.42 per share to new investors purchasing shares of Class A Common Stock in the Offering. The following table illustrates this per share dilution:



        Assumed initial public offering price per share................           $15.00
          Net tangible book value before the Offering, as adjusted for the Conversion............................................  $0.98
          Increase per share attributable to sale of shares to new
             investors.................................................   2.60
                                                                         -----
        Pro forma net tangible book value after the Offering...........             3.58
                                                                                  ------
        Dilution of net tangible book value to new investors...........           $11.42
                                                                                  ======



     The following table sets forth as of June 30, 1996, and after giving effect to the Conversion, as of October 31, 1996, the number of shares of Common Stock purchased from the Company, the total effective cash consideration paid, and the average price per share paid by existing stockholders and by new investors purchasing shares sold by the Company in the Offering.



                                            SHARES PURCHASED         TOTAL CONSIDERATION
                                          ---------------------    -----------------------    AVERAGE PRICE
                                            NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                          ----------    -------    ------------    -------    -------------
Existing stockholders...................   9,079,136       79.4%   $ 68,684,011       66.1%      $  7.57
New investors...........................   2,350,000       20.6      35,250,000       33.9         15.00
                                          ----------      -----     -----------      -----
       Total............................  11,429,136      100.0%   $103,934,011      100.0%
                                          ==========      =====     ===========      =====



     The foregoing tables do not include 739,371 shares of Class B Common Stock reserved for issuance under the Company's stock option plans, of which options to purchase 407,475 shares are outstanding as of October 31, 1996, of which options to purchase 355,328 shares have an exercise price of $8.37 and options to purchase 52,147 shares have an exercise price at the initial public offering price. As of October 31, 1996, options to purchase 123,275 shares are currently exercisable. See "Description of Capital Stock."

                     PRO FORMA CONSOLIDATED FINANCIAL DATA


     The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1995, gives effect to: (a) the acquisition of the Boise and Yakima Systems; (b) the application of the proceeds from the issuance of the Convertible Preferred Stock to effect the Acquisitions; and (c) the conversion of all outstanding shares of Convertible Preferred Stock into Class B Common Stock and the accrued dividend thereon into Class A Common Stock, as if all such events had occurred on January 1, 1995.



     As the acquisitions of the Boise and Yakima Systems occurred in March and April 1995, respectively, the results of operations from those acquisitions are included in the Company's historical results of operations subsequent to the date of acquisition. Accordingly, the Company has not presented an unaudited pro forma June 30, 1996 consolidated balance sheet or an unaudited consolidated statement of operations for the six month period ended June 30, 1996. Assuming the Convertible Preferred Stock was converted to Common Stock on January 1, 1995, thereby eliminating the preferred stock dividend requirement, and assuming the Company issued 712,621 shares of Class A Common Stock on January 1, 1995 in the conversion of the accrued dividend through October 31, 1996, the Company's pro forma net loss per share of Common Stock for the six months ended June 30, 1996 would have been $(3,907,000) or $(0.43) per share.



     This pro forma consolidated statement of operations should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto, as well as the financial statements of Boise Cable Limited Partnership and Northwest Cable Network included elsewhere in this Prospectus. The pro forma adjustments, as described in the accompanying notes, are based upon currently available information and upon certain assumptions that management believes are reasonable under current circumstances. The pro forma information does not purport to be indicative of the results which would have been achieved had the events described above been consummated for the periods indicated and do not purport to indicate the results of operations for any future period.



                                                                 YEAR ENDED DECEMBER 31, 1995
                                       --------------------------------------------------------------------------------
                                                                                    UNAUDITED    UNAUDITED    UNAUDITED
                                          WBSA          BOISE          YAKIMA       COMBINED     PRO FORMA    PRO FORMA
                                       HISTORICAL   HISTORICAL(A)   HISTORICAL(A)     TOTAL     ADJUSTMENTS   COMBINED
                                       ----------   -------------   -------------   ---------   -----------   ---------
                                                        (UNAUDITED, IN THOUSANDS EXCEPT SHARE AMOUNTS)
Revenues.............................   $ 16,874        $ 551          $ 1,006       $18,431           --      $18,431
Expenses:
  System operations..................      8,913          228              344         9,485           --        9,485
  Selling, general and
    administrative...................      4,792          100              276         5,168           --        5,168
  Depreciation and amortization......     10,349           93              197        10,639          509(b)    11,148
                                         -------         ----             ----       -------       ------      -------
    Total operating expenses.........     24,054          421              817        25,292          509       25,801
                                         -------         ----             ----       -------       ------      -------
Income (loss) from operations........     (7,180)         130              189        (6,861)        (509)      (7,370)
Interest income......................         25           --               --            25           --           25
Interest expense.....................       (472)         (32)            (146)         (650)         456(c)      (194)
                                         -------         ----             ----       -------       ------      -------
Net income (loss)....................     (7,627)          98               43        (7,486)         (53)      (7,539)
Preferred stock dividend
  requirement........................     (2,414)          --               --        (2,414)       2,414(d)        --
                                         -------         ----             ----       -------       ------      -------
Net income (loss) applicable to
  common stock.......................   $(10,041)       $  98          $    43       $(9,900)     $ 2,361      $(7,539)
                                         =======         ====             ====       =======       ======      =======
Net loss per common share............   $  (2.40)                                    $ (2.37)                  $ (0.83)
                                         =======                                     =======                   =======
Weighted average number of common
  shares and common equivalent shares
  outstanding........................      4,181                                       4,181        4,893        9,074
                                         =======                                     =======       ======      =======


-------------------------
(a) Historical results of operations are for the period from January 1, 1995 to March 15, 1995 for the Boise System and for the period from January 1, 1995 to April 30, 1995 for the Yakima System.

(b) Adjusted to reflect additional depreciation and amortization expense relating to the acquisitions of the Boise and Yakima Systems under the purchase method of accounting for business combinations.


(c) Adjusted to exclude interest expense relating to seller debt not assumed in the purchase of the Boise and Yakima Systems and to reduce interest expense to reflect the repayment of indebtedness with a portion of the proceeds of the Convertible Preferred Stock.



(d) Reflects elimination of the dividend requirements of the Convertible Preferred Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The summary selected consolidated financial data as of and for each year in the three year period ended December 31, 1995 have been derived from the audited Consolidated Financial Statements of the Company and its subsidiaries. The following summary selected consolidated financial data for the six month periods ended June 30, 1995 and June 30, 1996 have been derived from unaudited consolidated financial statements that in the opinion of the Company reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial data for such periods.



     These data should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is included elsewhere in this Prospectus. The Company's acquisition and development of systems during the periods reflected in the Selected Consolidated Financial Data materially affect the comparability of that data from one period to another. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                             SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,               JUNE 30,
                                                    --------------------------------------   -----------------
                                                     1992      1993      1994       1995      1995      1996
                                                    -------   -------   -------   --------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE, SYSTEM AND SUBSCRIBER
                                                                              DATA)
STATEMENT OF OPERATIONS DATA:(A)
  Revenues......................................... $   361   $ 2,669   $ 9,591   $ 16,874   $ 7,480   $10,190
  Expenses:
    System operations..............................     533     2,818     5,531      8,913     4,017     5,301
    Selling, general and administrative............     897     2,340     3,818      4,792     1,986     2,918
    Depreciation and amortization..................     374     1,600     4,649     10,349     4,556     5,385
                                                    -------   -------   -------   --------   -------   -------
         Total operating expenses..................   1,804     6,758    13,998     24,054    10,559    13,604
                                                    -------   -------   -------   --------   -------   -------
  Loss from operations.............................  (1,443)   (4,089)   (4,407)    (7,180)   (3,079)   (3,414)
  Interest income..................................      94        62        12         25        13         1
  Interest expense.................................      --       (23)     (551)      (472)     (287)     (494)
  Minority interest................................      12        35         8         --        --        --
                                                    -------   -------   -------   --------   -------   -------
  Net loss.........................................  (1,337)   (4,015)   (4,938)    (7,627)   (3,353)   (3,907)
  Preferred stock dividend requirement.............      --        --        --     (2,414)     (611)   (1,894)
                                                    -------   -------   -------   --------   -------   -------
  Net loss applicable to common stock.............. $(1,337)  $(4,015)  $(4,938)  $(10,041)  $(3,964)  $(5,801)
                                                    =======   =======   =======   ========   =======   =======
  Net loss per common share(b)..................... $ (1.17)  $ (2.10)  $ (1.31)  $  (2.40)  $ (0.95)  $ (1.39)
                                                    =======   =======   =======   ========   =======   =======
  Weighted average common and common equivalent
    shares outstanding(b)..........................   1,144     1,913     3,762      4,181     4,181     4,181
                                                    =======   =======   =======   ========   =======   =======
BALANCE SHEET DATA AT END OF PERIOD:
  Cash and cash equivalents........................ $ 2,004   $   410   $   384   $    584   $ 1,002   $   217
  Investment in wireless cable systems, net........   3,663     8,611    26,317     48,104    49,150    54,755
  Total assets.....................................   7,067    10,751    30,533     52,216    52,965    58,271
  Long-term debt, including current portion........      --     3,000    11,750      5,096     2,567    12,545
  Convertible preferred stock......................      --        --        --     37,414    35,611    39,308
  Stockholders' equity(c)..........................   6,330     6,648    17,386      6,839    12,893     1,080
TOTAL OPERATING AND OTHER DATA:
  EBITDA(d)........................................ $(1,069)  $(2,489)  $   242   $  3,169   $ 1,477   $ 1,971
  Systems in operation at end of period............       1         2         3          5         5         5
  Total subscribers at end of period...............   3,500    11,500    34,600     57,000    52,700    63,100


-------------------------

(a) During the period from inception (October 1991) through March 15, 1994, the Company operated as a Delaware limited partnership. Subsequent to March 15, 1994, the Company has operated as a Delaware corporation.


(b) Excludes the common stock equivalents of employee stock options as the effect on all periods presented is anti-dilutive. The pro forma computation of weighted average common and common equivalent shares outstanding and net loss per common share for years prior to 1995 assumes common shares issued to the partners in exchange for their partnership interests were issued at the time of, and in proportion to, partner capital contributions to the Predecessor Partnership.


(c) Prior to March 1994, the Company was a partnership. Total stockholders' equity for periods prior to the Company's formation represents total partners' equity with respect to the Predecessor Partnership.


(d) "EBITDA" means net income (loss) before interest income, interest expense, income taxes, depreciation and amortization expenses. EBITDA is commonly used as a measure of performance in the subscription television industry; however, EBITDA does not purport to represent cash provided by or used in operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. EBITDA is a primary factor in determining the effective interest rate and maximum borrowings under the Revolving Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company acquires, develops, owns and operates wireless cable television systems. The Company currently has systems in operation in Fort Pierce, Melbourne, Boise, Sacramento and Yakima. The Company also holds wireless cable channel rights in West Palm Beach, Coos Bay, Eureka, Helena, Klamath Falls and Roseburg, and has a pending acquisition of channel rights and equipment in Kennewick.


     The Company's goal when launching a new operating system is to achieve positive EBITDA before the allocation of corporate overhead ("System EBITDA") at relatively low penetration rates and subscriber levels, within 18 months after the launch of service. To achieve this goal, the Company launches wireless cable systems only when it is able to offer a sufficient number of available wireless cable channels from a transmission site with adequate power to deliver quality service. The Melbourne System, which is the Company's most recently launched system, achieved positive System EBITDA after approximately 12 months of service at a subscriber level of 6,000. Each of the Operating Systems currently generates positive System EBITDA. The Company, on a consolidated basis and including corporate overhead expenses, also generates positive EBITDA. The Company intends to expand into markets that are geographically contiguous or in close proximity to the Operating or Planned Systems as part of a regional clustering strategy. Management believes this clustering strategy will create opportunities to develop economies of scale in marketing, subscriber service, installation and administrative management, thereby reducing the time necessary for new system launches to achieve positive System EBITDA. The Company does, however, consider acquisitions which are not geographically contiguous or in close proximity to its Operating or Planned Systems but which otherwise meet its selection criteria.


     Historically, the Company has generated net losses and can be expected to do so for the foreseeable future as it continues to develop additional operating systems. Such losses may increase as additional systems are commenced or acquired. As the Company continues to develop systems, positive System EBITDA from the Operating Systems is expected to be partially or completely offset by development costs and start-up losses from the Planned Systems.


     The Company believes EBITDA is a meaningful measure of performance because it is commonly used in the subscription television industry to analyze and compare subscription television companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as an indicator of operating performance or to cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles.


     Revenues consist of television subscription revenues and other revenues, primarily installation fees and advertising sales. Television subscription revenues consist of monthly fees paid for basic, expanded basic, premium and pay-per-view programming and rental charges for additional outlets. Installation fees are charged in connection with, and recognized as revenue upon, the initiation of service. Revenues from advertising sales are largely dependent upon the size of the subscriber base and demand from local advertisers. The Company currently sells advertising in its Melbourne, Fort Pierce and Sacramento Systems.

     System operating expenses consist principally of programming, channel lease fees, customer service and technical labor costs related to the servicing of subscribers and the maintenance of head-end distribution facilities. Programming costs and channel lease fees (with the exception of certain fixed and minimum payments) are variable expenses which fluctuate with changes in the number of subscribers. In particular, the Company's programming expenses depend primarily upon the number and type of channels offered and are generally based on a contractual per-subscriber cost. Channel lease costs for each system vary with the number of channel rights subject to lease agreements and are also generally based on a contractual per-subscriber cost. The Company believes that owning, rather than leasing, channel rights provides certain economic and strategic benefits to the Company. License ownership eliminates the recurring monthly cost of leasing channels, thereby increasing the Company's EBITDA, and provides the Company with greater opportunities to offer additional services in connection with the deployment of new technologies. Other operating expenses, such as head-end rent and utilities, remain relatively constant, while subscriber billing, copyright fees, bad debt expenses and other costs fluctuate, but not directly proportionately to subscriber growth.

     Selling, general and administrative expenses ("SG&A") consist of sales and marketing costs, including advertising and sales commissions, personnel salaries and related benefit costs and office operations expenses. As the Company launches additional wireless cable systems, it expects SG&A expenses to increase as a direct result of hiring additional personnel, establishing new office and operational centers and incurring pre-operational expenses associated with each new market launch.


     The Company capitalizes costs associated with the installation of subscriber services, including equipment, installation labor and direct installation overhead expenses. Such capitalized installation costs are depreciated over three to five years. Costs incurred to acquire wireless cable channel licenses are capitalized and amortized generally over the life of the license, usually not more than ten years. The Company recognizes additional depreciation expense for any undepreciated cost associated with subscriber equipment that is not physically recovered upon discontinuance of service to subscribers. All selling and marketing costs are expensed as incurred.


RESULTS OF OPERATIONS

     While the period to period changes described below may be of significant magnitude in certain cases, the Company believes that the limited operating history, start-up nature and rapid growth of the Company are pervasive factors which limit the comparability of operating results between such periods.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

     Revenues. Revenues increased $2.7 million, or 36.0%, from $7.5 million for the six months ended June 30, 1995 to $10.2 million for the six months ended June 30, 1996. The increase was primarily due to an increase in subscribers in the Operating Systems. In addition, the acquisition of the Boise and Yakima Systems in March 1995 and April 1995, respectively, contributed revenues for only a portion of the prior period as compared to six months of revenues for 1996.

     System Operating Expenses. System operating expenses increased $1.3 million, or 32.5%, from $4.0 million for the six months ended June 30, 1995 to $5.3 million for the six months ended June 30, 1996. System operating expenses are primarily variable costs and therefore increased correspondingly with the increase in revenue and subscribers. System operating expenses as a percentage of revenues decreased from 53.7% in 1995 to 52.0% in 1996 primarily due to lower operating cost structures for the Boise and Yakima Systems relative to the Company's other Operating Systems.

     Selling, General and Administrative Expenses. SG&A increased approximately $900,000, or 45.0%, from $2.0 million for the six months ended June 30, 1995 to $2.9 million for the six months ended June 30, 1996. The increase was primarily due to incremental costs from the acquisition and integration of the Boise and Yakima Systems and increased marketing costs relating to the implementation of a marketing program designed to increase market awareness of the Company and its services.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased approximately $800,000, from $4.6 million for the six months ended June 30, 1995 to $5.4 million for the six months ended June 30, 1996. The increase was due to an increase in depreciable assets resulting from the acquisition of the Boise and Yakima Systems and installation of new subscriber equipment in the Operating Systems.

     Interest Expense. Interest expense increased $207,000, from $287,000, for the six months ended June 30, 1995 to $494,000 for the six months ended June 30, 1996. The increase was due to higher average borrowings under the Revolving Credit Facility in 1996.

     Net Loss. Net loss increased approximately $500,000, from $3.4 million for the six months ended June 30, 1995 to $3.9 million for the six months ended June 30, 1996 due to the various factors mentioned above.


     Preferred Stock Dividend Requirement. The preferred stock dividend requirement increased $1.3 million, from approximately $611,000 for the six months ended June 30, 1995 to $1.9 million for the six months ended June 30, 1996. The increase was due to the fact that the Convertible Preferred Stock was outstanding for only a portion of 1995 and the compounding of the accrued dividend in 1996.


     Net Loss Applicable to Common Stock. Net loss applicable to common stock increased $1.8 million, from $4.0 million for the six months ended June 30, 1995 to $5.8 million for the six months ended June 30, 1996 primarily due to the higher preferred stock dividend requirement in 1996 and other factors mentioned above.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues. Revenues increased $7.3 million, or 76.0%, from $9.6 million for the year ended December 31, 1994 to $16.9 million for the year ended December 31, 1995. The increase was primarily due to the addition of new subscribers from the acquisition of the Boise and Yakima Systems and subscriber growth in the other Operating Systems. In addition, the acquisition of the Sacramento System in March 1994 contributed only nine months of revenues in 1994 compared to a full 12 months of revenues in 1995.


     System Operating Expenses. System operating expenses increased $3.4 million, or 61.8%, from $5.5 million for the year ended December 31, 1994 to $8.9 million for the year ended December 31, 1995. System operating expenses increased correspondingly with the increases in revenues and subscribers. System operating expenses as a percentage of revenues declined from 57.7% in 1994 to 52.8% in 1995 primarily due to lower operating cost structures for the Boise and Yakima Systems relative to the Company's other Operating Systems.


     Selling, General and Administrative Expenses. SG&A increased $1.0 million, or 26.3%, from $3.8 million for the year ended December 31, 1994 to $4.8 million for the year ended December 31, 1995. The increase was primarily due to: (i) the incremental costs from the acquisition and integration of the Boise and Yakima Systems; (ii) increased personnel costs resulting from the addition of several corporate officers during the second half of 1994; and (iii) a full year of operations for the Sacramento System in 1995 compared to nine months of operations in 1994. These increases were partially offset by lower legal expenses and personnel-related costs in the Fort Pierce System. SG&A as a percentage of revenue decreased from 39.8% in 1994 to 28.4% in 1995 due to further realization of economies of scale and the absence of certain non-recurring costs in 1995.


     Depreciation and Amortization Expense. Depreciation and amortization expense increased $5.7 million, from $4.6 million for the year ended December 31, 1994 to $10.3 million for the year ended December 31, 1995. The increase was primarily due to: (i) the acquisition of the Boise and Yakima Systems ($2.6 million); (ii) installation of new subscriber equipment ($2.3 million); and
(iii) accelerated depreciation of certain subscriber equipment in the Sacramento System resulting from a change in the estimated useful life of such equipment ($713,000). The Company revised its estimate of the useful life of certain subscriber equipment in the Sacramento System as it accelerated its plans to replace such equipment with more technologically advanced equipment.



     Interest Expense. Interest expense decreased $79,000, from $551,000 for the year ended December 31, 1994 to $472,000 for the year ended December 31, 1995. The decrease was due to lower average borrowings under the $14.0 million revolving credit facility which has since been retired (the "Previous Credit Facility") partially offset by higher average borrowing rates.



     Minority Interest in Net Loss of Consolidated Entities. A minority interest in certain operations of the Predecessor Partnership was acquired by the Company in March 1994, in connection with the exchange of the partners' interests for common stock.

     Net Loss. Net loss increased $2.7 million, from $4.9 million for the year ended December 31, 1994 to $7.6 million for the year ended December 31, 1995 due to the various factors mentioned above.

     Preferred Stock Dividend Requirement. In March and April 1995, the Company issued Convertible Preferred Stock resulting in a cumulative preferred dividend of $2.4 million as of December 31, 1995.

     Net Loss Applicable to Common Stock. Net loss applicable to common stock increased $5.1 million, from $4.9 million for the year ended December 31, 1994 to $10.0 million for the year ended December 31, 1995 due primarily to the introduction of the preferred stock dividend requirement in 1995 and other factors mentioned above.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Revenues. Revenues increased $6.9 million, or 255.6%, from $2.7 million for the year ended December 31, 1993 to $9.6 million for the year ended December 31, 1994. The increase in revenues was due to: (i) the Melbourne System being in operation for only two months in 1993 as compared to twelve months in 1994; (ii) the acquisition of the Sacramento System in March 1994; and (iii) the increase in subscribers in each of the three systems operated by the Company.

     System Operating Expenses. System operating expenses increased $2.7 million, or 96.4%, from $2.8 million for the year ended December 31, 1993 to $5.5 million for the year ended December 31, 1994. The increase was due to additional operational expenses associated with the Melbourne System and incremental costs associated with the acquisition and integration of the Sacramento System.


     Selling, General and Administrative Expenses. SG&A increased $1.5 million, or 65.2%, from $2.3 million for the year ended December 31, 1993 to $3.8 million for the year ended December 31, 1994. The increase in SG&A consisted of incremental costs associated with the acquisition and integration of the Sacramento System and the addition of personnel in a newly established corporate office near Denver, Colorado.


     Depreciation and Amortization Expense. Depreciation and amortization expense increased $3.0 million, from $1.6 million for the year ended December 31, 1993 to $4.6 million for the year ended December 31, 1994. The increase was primarily due to the increase in depreciable assets resulting from the acquisition of the Sacramento System and installation of new subscriber equipment.

     Interest Expense. Interest expense increased by $528,000, from $23,000 for the year ended December 31, 1993 to $551,000 for the year ended December 31, 1994. The increase in interest expense was due to higher average borrowings under the Previous Credit Facility.

     Net Loss. Net loss increased $900,000, from $4.0 million for the year ended December 31, 1993 to $4.9 million for the year ended December 31, 1994. The increase was due to the various factors mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

     The business of the Company requires substantial capital investment on a continuing basis and the availability of sufficient financing is essential to the Company's continued expansion. The Company's operations will require substantial amounts of capital for the acquisition of additional wireless cable channel rights and systems, the construction of additional transmission and head-end facilities, the installation of equipment at subscriber locations, the development of administrative and field offices, the funding of start-up losses in new markets and for other working capital requirements.

     The Company estimates that the launch of a new wireless cable system utilizing analog technology requires the expenditure of approximately $1.0 million to $1.5 million, consisting of head-end construction costs, acquisition of transmission equipment and expenses associated with pre-launch administrative and marketing activities. In comparison, the Company estimates the launch and initial development costs associated with a new wireless cable system utilizing digital technology will be approximately $2.8 million to $3.5 million. Subsequent to the launch of a new wireless cable system, the Company will incur additional capital expenditures associated with the installation of equipment at subscriber locations. Incremental installation cost per subscriber location in the Company's analog systems are approximately $350 to $450 for equipment, labor and other installation overhead costs, depending on whether set-top converters or lower cost whole-house decoders are used. Based on the Company's current estimates, incremental installation costs per subscriber location in a digital system are approximately $550 to $650 for equipment, labor and other installation overhead costs.

     Since inception, the Company has expended funds to acquire or lease channel licenses in various markets, to construct or acquire Operating Systems and to finance initial operating losses. In 1993, the Company's capital expenditures were approximately $6.4 million, including subscriber installation costs in the Fort Pierce System, construction costs for head-end facilities in the Melbourne System and acquisition costs for various channel licenses. Such expenditures were financed with contributions and loans made to the Predecessor Partnership by its limited partners.


     In 1994, the Company's capital expenditures were approximately $23.8 million, including the purchase of the Sacramento System, construction costs for a new head-end facility in the Sacramento System, subscriber installation costs associated with the expansion of the Fort Pierce, Melbourne and Sacramento Systems, and escrow deposits made in connection with the purchase of the Boise and Yakima Systems. Such capital expenditures were financed with net proceeds from the sale of common stock to partners of the Predecessor Partnership and borrowings under the Company's Previous Credit Facility.



     In 1995, the Company's capital expenditures were approximately $31.1 million, including the purchase of the Boise and Yakima Systems and subscriber installation costs associated with the expansion of the Operating Systems. Such capital expenditures were financed with the net proceeds from the issuance of the Convertible Preferred Stock and borrowings under the Previous Credit Facility and Revolving Credit Facility.


     For the six months ended June 30, 1996, capital expenditures were approximately $11.5 million, principally composed of new subscriber installation costs and approximately $3.5 million paid or accrued with respect to the Company's successful BTA Auction bids.


     The Company estimates that through 1998 approximately $70.0 million of capital expenditures will be required to launch and initially develop the Planned Systems and to fund further subscriber growth in the Operating Systems. There can be no assurance, however, that the Company will not alter its current development plans to respond to specific market opportunities, channel availability, competitive factors or other industry developments or that its capital requirements will not increase as a result of future acquisitions, if any.



     Historically, the Company's ability to generate positive System EBITDA has enabled it to fund partially the expansion of its Operating Systems and to obtain bank financing to fund additional subscriber growth. New system launches are expected to generate negative System EBITDA for approximately 12 to 18 months after the launch of service. As the Company continues to develop its Planned Systems, positive EBITDA from its Operating Systems is expected to continue to offset partially start-up losses and development costs associated with new system launches. To the extent that EBITDA is insufficient to meet future capital and operating requirements of the Company, the Company will be required to utilize its Revolving Credit Facility and the proceeds of the Offering or external sources of funding to satisfy its capital needs.



     In November 1995, the Company entered into the $40.0 million secured Revolving Credit Facility. The interest rate on borrowings under the Revolving Credit Facility is based on the lender's base rate or the rate offered in the interbank Eurodollar market, plus a spread which varies based upon the Company's ratio of debt to EBITDA. The facility becomes a term loan on December 31, 1998 at which time outstanding borrowings are amortized on a quarterly basis through December 31, 2002. The Revolving Credit Facility contains a financial covenant which limits borrowings based upon a ratio of total debt to EBITDA not to exceed 5.0x. In addition, the Revolving Credit Facility contains other financial covenants which require the Company to meet certain subscriber levels and other financial ratios, and prohibit the Company from paying dividends other than in stock for the term of the facility. As of the most recent covenant testing date, June 30, 1996, the Company was in compliance with all financial covenants under the Revolving Credit Facility. As of September 30, 1996, the Company had $17.0 million outstanding under the Revolving Credit Facility.

     The Company intends to repay in full its outstanding indebtedness under the Revolving Credit Facility from the net proceeds of the Offering. The remainder of the net proceeds are expected to be used to finance further expansion and development of the Operating Systems, capital expenditures and operating expenses in connection with the launch and development of the Planned Systems, possible acquisition of additional wireless cable systems, assets or channel licenses and for general working capital purposes.



     The Company anticipates it will have a continuing need for additional financing to fund the development and subscriber growth anticipated for both the Planned and Operating Systems. Based on its current business plan, the Company expects that the net proceeds from the Offering and the available financing under the Revolving Credit Facility should be sufficient to meet its financing needs for the next 12 to 18 months. The Company may, however, elect to alter its market expansion plans which could change the timing of funding for capital and operational expenditures. The Company intends to supplement its existing sources of funds through additional borrowings, the sale of additional debt or equity securities, joint ventures or other arrangements. There can be no assurance, however, that the Company will obtain the financing to complete its current business plan or that the Company will be able to obtain such equity capital or debt on satisfactory terms, or at all, to meet its future financing needs. See "Risk Factors -- Capital Requirements for Growth; Need for Additional Financing."



     The Company has arranged for an extension of the lenders' commitments under the Revolving Credit Facility following this Offering, and is in the process of arranging an amendment thereto which, among other things, will extend its term and modify certain financial covenants therein.


INCOME TAX MATTERS

     Prior to March 16, 1994, the Predecessor Partnership accumulated taxable losses of approximately $6.2 million which were allocated to its partners and are not available to offset future taxable income of the Company. Because of recurring operating losses, the provision for income taxes for all periods since that date has also been zero, and no income taxes were payable by the Company as of June 30, 1996. Through December 31, 1995, the Company had accumulated tax net operating loss ("NOL") carryovers as a Subchapter C corporation of approximately $10.9 million, expiring in 2009 and 2010. However, because the Company has not yet earned taxable income, management has recorded a valuation allowance equal to the full amount of the Company's net deferred tax assets related to its NOL and temporary differences.

NEW ACCOUNTING PRINCIPLES

     In March 1995 and October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), respectively. Both statements are effective for fiscal years beginning after December 15, 1995. The Company believes these statements will not have a material effect on its consolidated financial position or results of operations.

INFLATION

     The Company does not believe that inflation has had or is likely to have any significant impact on the Company's operations. The Company believes that it will be able to increase subscriber rates, if necessary, to keep pace with inflationary increases in costs.

                                    BUSINESS

OVERVIEW


     Wireless Broadcasting Systems of America, Inc. acquires, owns, develops and operates wireless cable systems in two regions of the United States. The Company currently provides subscription television services in its Florida region through wireless cable systems located in Fort Pierce and Melbourne and in its Northwest region through wireless cable systems located in Boise, Idaho; Sacramento, California; and Yakima, Washington. In the 12 month period ended June 30, 1996, the Operating Systems experienced substantial subscriber growth from approximately 52,700 to 63,100, an increase of approximately 19.7%, which represents a penetration rate of 4.8%. As of August 31, 1996, the Company's subscriber base had grown to 65,400. In addition to the Operating Systems, the Company plans to launch new systems in West Palm Beach, Florida; Coos Bay, Oregon; Eureka, California; Helena, Montana; Kennewick, Washington; Klamath Falls, Oregon; and Roseburg, Oregon. The Company's markets encompass over 2.5 million LOS households.



     The Company strives to develop its markets in a manner that produces sustainable subscriber growth and positive System EBITDA at low subscriber penetration levels. The Company's benchmarks in each of its markets for the necessary subscriber penetration to achieve positive System EBITDA vary on the basis of market-specific factors. By maintaining control over operating expenses and targeting its marketing efforts, the Company has been able to achieve positive System EBITDA in its Melbourne System, the Company's most recently launched system, at a subscription level of 6,000 subscribers within 12 months of launch. In the 12 month period ended June 30, 1996, the Company generated $19.6 million of revenues and $3.7 million of EBITDA.



     The Company has assembled a management team that has one of the most extensive subscription television operating backgrounds in the wireless cable industry. Leading the management team is William W. Kingery, Jr., President and Chief Executive Officer, who has over two decades of cable system management, financial and operating experience in the subscription television industry. Mr. Kingery served as chief financial officer of United Cable Television Corporation, president of Daniels & Associates, Inc., and most recently as executive vice president of United Artists Cable Systems Corporation, where he had responsibility for 90 cable systems serving 1.3 million subscribers. See "Management."


HISTORY


     The Company, as the Predecessor Partnership, was formed in October 1991. In April 1992, the Company acquired certain wireless broadcasting assets in Fort Pierce and subsequently launched the Fort Pierce System in May 1992. The Company expanded its presence in Florida with the launch of the Melbourne System in November 1993. In March 1994, the Predecessor Partnership was effectively merged into Wireless Broadcasting Systems of America, Inc. and the Company simultaneously entered the Northwest region of the United States with the acquisition of the Sacramento System. In March and April 1995, Boston Ventures, a private investment firm, invested $35.0 million in the Company through the purchase of shares of Convertible Preferred Stock in connection with which the Company acquired the Boise and Yakima Systems. Immediately prior to closing of the Offering, Boston Ventures will convert its Convertible Preferred Stock into Class B Common Stock and the accrued dividend into Class A Common Stock. In March 1996, the Company acquired the exclusive right to apply for currently and subsequently available commercial channels for five new markets. As a result of the BTA Auctions conducted by the FCC and completed in March 1996, the Company won the BTA Authorizations for the following five new markets: Coos Bay, Eureka, Helena, Klamath Falls and Roseburg. In addition, the Company acquired licensing rights in four of its five Operating Systems and the West Palm Beach market. The Company is currently negotiating to acquire channel rights which will enable it to develop a wireless cable system in Kennewick, Washington (the "Kennewick Acquisition"), in close proximity to the Yakima System.

BUSINESS STRATEGY

     The Company employs the following strategies to achieve its objective of developing wireless cable systems with sustainable growth and attaining positive System EBITDA at low penetration levels.


     Focus on Regional Clusters with Strong Growth Potential. The Company focuses on markets which it believes exhibit demographic and topographic characteristics conducive to the transmission of wireless cable services. The Company operates in and targets markets which it expects to achieve household growth rates in excess of the national average. Based upon estimates of household growth by CACI and the Company's LOS household engineering studies, the Company estimates the LOS households in its markets will increase by 9.8% from 1995 to 2000, as compared to CACI's 5.3% projected U.S. mean household growth rate for the same period. The Company strives to cluster its Systems to achieve economies of scale in management, marketing, training, customer service and billing. The Company also believes that regional clustering enhances the Company's strategic position and enhances opportunities for additional revenues, including advertising and other telecommunications services.


     Differentiate Service Offering. The Company seeks to differentiate its service offering from other subscription television providers by:


     - Offering Attractive Channel Line-Ups. The Company focuses on markets in which it can utilize virtually all the wireless cable channels available, and therefore is able to offer the programs which it believes are attractive to the greatest number of subscribers. The Company currently offers from 29 to 36 channels in each of its markets. "See
      "-- Programming;"


     - Pricing its Service Competitively. As wireless cable systems typically incur lower initial capital costs and fewer maintenance costs than hard-wire cable operators, the Company generally offers its services below the price of comparable services offered by competing hard-wire cable operators; and

     - Providing Superior Customer Satisfaction. The Company believes it creates high levels of subscriber satisfaction by providing 24-hour-a-day, 7-day-a-week subscriber telephone support; prompt customer service and installation; as well as follow-up calls and on-site inspections to verify subscriber satisfaction. The Company also believes that its subscribers enjoy a higher level of signal quality and reliability because its signal is not adversely affected by weather or by the signal degradation and interruptions inherent in the extensive coaxial cable networks and signal boosters ("Cable Plant") required by its hard-wire competitors.


     Maximize Profitable Subscriber Growth. The Company seeks efficiencies in all aspects of its operations. In an effort to achieve continued, consistent subscriber growth, the Company targets persons that the Company's marketing research indicates could be long-term subscribers likely to increase their services over time. To minimize turnover of subscribers, the Company charges installation fees, conducts credit checks and actively manages its billing. The Company's incentive compensation program promotes efficient subscriber service and system operation by rewarding employees for achieving targeted subscriber service goals, minimizing subscriber turnover and attaining budgeted EBITDA.


     Own Wireless Cable Channel Licenses. The Company seeks to own, rather than lease, the majority of available licenses for wireless cable channels in its markets. Benefits of ownership include: (i) increased EBITDA by eliminating the increase in variable channel leasing costs resulting from increased penetration;
(ii) enhanced flexibility in deploying digital compression and other technological innovations and (iii) reduced dependence on third party channel lessors. With the exception of the Sacramento System, the Company owns between approximately 67.0% and 100.0% of the available commercial channel licenses in each of its markets.

     Maintain Disciplined Approach to New Technologies. The Company evaluates the implementation of new technologies on a market-by-market basis as dictated by subscriber demands and competitive conditions. The Company deploys cost-efficient technologies in order to maximize its return on investment. Specifically, installation of whole-house decoders, which are fully addressable, is targeted for the Company's smaller markets where digital technology is not expected to be cost-effective in the near term. Digital technology, which the Company expects to be commercially viable in 1997, will be incorporated into the Company's larger, more competitive markets. Because the Company's wireless cable systems do not utilize an extensive network of fixed plant and equipment, new technologies can be incorporated into a system with less effort and expense than would be required in a hard-wire cable system. As a result, the Company believes that it has the flexibility to deploy new technologies at a significantly lower per subscriber cost than hard-wire cable operators.

MARKETING AND SUBSCRIBER RETENTION STRATEGY

     The Company's marketing and subscriber retention strategy is aimed at: (i) identifying and attracting loyal, profitable subscribers; (ii) minimizing subscriber turnover; and (iii) maintaining superior customer service in order to achieve continued, consistent subscriber growth.


     The Company targets customer segments the Company's marketing research indicates could be long-term subscribers likely to increase their services over time. The Company sorts its existing subscriber data into groupings and then merges that data with general market household data using a sophisticated relational database. The Company continuously tracks the subscription television buying patterns of its subscribers and utilizes focus groups and subscriber surveys to further refine the profiles of the Company's subscribers. The information derived by the Company from its marketing data also guides the Company in prudently and selectively implementing additional services in its various markets.


     In each of its markets, the Company's marketing staff uses a targeted plan that typically employs direct mailings, telemarketing follow-up calls and selective door-to-door sales to single family homes. In certain markets, the Company uses print and television advertising. The Company avoids non-targeted marketing techniques, such as free installation and service promotions. While such promotions may provide short-term subscriber growth, the Company believes that subscribers lured by promotions which require no financial commitment are more likely to disconnect.

     In addition to targeting single family home subscribers, the Company actively markets to MDUs where it can provide programming on a bulk basis. The Company enters into contractual arrangements with building owners which allow the Company to provide services to an entire MDU at a fixed rate for terms typically ranging from three to five years. By servicing an entire MDU, the Company is not affected by the high turnover normally associated with apartment dwelling subscribers. MDU contracts generally produce higher margins for the Company than single family residential subscribers because subscriber turnover, installation and maintenance costs are lower. To a lesser extent, the Company also markets its services to several commercial enterprises, including doctors' offices, restaurants and bars.


     The Company also uses a number of techniques designed to minimize subscriber turnover, including: (i) requesting subscribers to make an up-front financial commitment by paying an installation charge and one month's service charge prior to receiving service; (ii) utilizing credit checks to evaluate the creditworthiness of new subscribers and, where appropriate, collecting deposits from applicants with poor credit histories before instituting service; (iii) maintaining collection procedures to mitigate the risk of subscribers falling behind in their payments; (iv) employing a specialized team of subscriber retention personnel who work with subscribers in order to maintain their subscriptions; and (v) developing rates and programs designed to reduce the number of Florida subscribers prone to canceling service during the off-season.


     The Company believes the most effective means of retaining its subscribers is providing high quality subscriber service, including: (i) 24-hour-a-day, 7-day-a-week subscriber telephone support; (ii) computerized tracking of all incoming calls to minimize waiting times; (iii) service calls generally made the same day the subscriber indicates a service problem; (iv) flexible, 6-day-a-week installation and service appointments; (v) follow-up calls and on-site inspections to verify subscriber satisfaction; and (vi) installation within three days of receiving the initial installation request. The Company also uses focus groups and subscriber surveys to monitor subscriber satisfaction.

     The Company's experience has shown that subscribers are highly sensitive to responsive and efficient subscriber service. The Company's standards of subscriber service and satisfaction meet or exceed the published standards of the National Cable Television Association. In order to encourage all employees to focus on subscriber growth and retention, the Company has instituted an incentive compensation program. Incentive compensation is paid quarterly based upon each System's EBITDA and subscriber turnover ratio as well as the System's performance rating on the following ten key measures of subscriber service and satisfaction:

     - Percentage of phone calls answered within 18 seconds;


     - In-home visits as a percentage of average monthly subscribers;


     - Percentage of service requests satisfied by telephone;

     - Installation appointments met as a percentage of scheduled appointments;

     - Percentage of service requests satisfied on same day;

     - Percentage of installations requiring in-home service within 30 days;

     - Installation backlog (number of days);

     - Installations completed as a percentage of scheduled installations;

     - Service requests completed as a percentage of service requests; and

     - New subscriber initial rating of quality of service.

ACQUISITION STRATEGY


     The Company intends to complement its Operating and Planned Systems by acquiring additional wireless cable systems in markets that meet its selection criteria, including: (i) demographic profile of the market, including size of potential subscriber base and projected household growth rates; (ii) proximity to existing markets; (iii) topography of the transmission area; (iv) availability of wireless cable channel rights and licenses; and (v) the competitive environment. The Company seeks to take advantage of economies of scale and operating efficiencies, particularly where it can add to existing regional clusters or develop new regional clusters of Operating Systems. The Company utilizes the experience of its management in evaluating, acquiring and operating potential systems.


     Management believes that there are significant advantages in increasing the size and scope of its operations, including improved economies of scale in management, marketing, training, customer service and billing. Furthermore, the Company believes that increasing the size and scope of its operations will result in ancillary revenue opportunities, greater access to capital and opportunities for strategic partnering.

THE COMPANY'S MARKETS

     The following table outlines the characteristics of the markets in which the Company operates or where it anticipates launching systems.


                          ESTIMATED                                    PROJECTED
                             LOS         NUMBER OF                        LOS                                      PERCENTAGE
                          HOUSEHOLDS    SUBSCRIBERS                    HOUSEHOLD                                       OF
                            AS OF          AS OF                        GROWTH       NUMBER OF       AMOUNT OF     COMMERCIAL
                         DECEMBER 31,    JUNE 30,         MARKET        1995 TO      CHANNELS        SPECTRUM       LICENSES
                           1995(1)        1996(2)     PENETRATION(3)    2000(4)    CONTROLLED(5)   CONTROLLED(5)    OWNED(6)
                         ------------   -----------   --------------   ---------   -------------   -------------   ----------
FLORIDA MARKETS:
Ft. Pierce, FL..........     244,000       12,800           5.2%          10.0%          34             202MHz         100.0 %
Melbourne, FL...........     219,000       14,600           6.7           11.2           36             214            100.0
West Palm Beach,
  FL(7).................   1,010,000           --            --           10.8           31             186             84.6
NORTHWEST MARKETS:
Boise, ID...............     130,000       12,300           9.5           15.4           33             196             85.7
Sacramento, CA..........     654,000       16,000           2.4            7.0           29             174             15.4
Yakima, WA..............      64,000        7,400          11.6           10.5           33             196             66.7
Coos Bay, OR............      26,000           --            --            5.4           20             118             95.2
Eureka, CA..............      42,000           --            --            4.1           10              58             76.9
Helena, MT..............      22,000           --            --            9.7           21             118            100.0
Kennewick, WA(8)........      72,000           --            --           14.4           33             196             69.2
Klamath Falls, OR.......      23,000           --            --            4.4           21             100            100.0
Roseburg, OR............      32,000           --            --            4.3           21             124            100.0
                           ---------       ------          ----           ----                                     ----------
  TOTALS................   2,538,000       63,100           4.8%(3)        9.8%(4)                                 Avg. 82.8 %
                           =========       ======          ====           ====                                     ==========


-------------------------

(1) LOS is defined as the number of households in the market that can receive an unobstructed signal through a receiving antenna that is elevated 30 feet above ground level. Estimated LOS Households are based upon engineering studies performed for the Company.

(2) Number of Subscribers includes single family homes, the number of units in each MDU and commercial subscribers.

(3) Market Penetration was derived by dividing the Number of Subscribers in each market as of June 30, 1996 by the number of Estimated LOS Households as of December 31, 1995 in that market. Total Market Penetration was derived by dividing the Total Number of Subscribers as of June 30, 1996 for all Operating Systems by the total Estimated LOS Households as of December 31, 1995 for all Operating Systems.


(4) Based upon estimates of household growth by CACI and the Company's LOS household engineering studies, the Company estimates the LOS households in its markets will increase by 9.8% from 1995 to 2000. CACI projects a U.S. mean household growth rate of 5.3% for the same period.



(5) Spectrum is measured in MHz with each wireless cable channel containing 6 MHz of bandwidth except for channel 2A which contains 4 MHz. The Sacramento System includes channel 2, which is a full 6 MHz of bandwidth, but all of the remaining systems include channel 2A. The Number of Channels Controlled and Amount of Spectrum Controlled figures include one 6 MHz LPTV channel in Fort Pierce and three 6MHz LPTV channels in Melbourne.



(6) Percentage of channels for which Commercial Licenses Owned is calculated by dividing the number of commercial channels for which licenses owned by the Company by the total number of commercial channels for which licenses are available in each market, in each case exclusive of LPTV channels. The Company owns the licenses for the following number of commercial channels in each market: Fort Pierce, 13; Melbourne, 13; West Palm Beach, 11; Boise, 18; Sacramento, 2; Yakima, 14; Coos Bay, 20; Eureka, 10; Helena, 21; Kennewick, 9; Klamath Falls, 21; and Roseburg, 21. The total number of commercial channels available for license ownership in Fort Pierce, Melbourne, West Palm Beach, Sacramento, Eureka and Kennewick is 13 and the total number of commercial channels available for license ownership in Boise, Yakima, Coos Bay, Helena, Klamath Falls and Roseburg is 21, of which 8 are commercially available ITFS channel licenses. See "-- Licenses and Channel Leases." In the markets where ITFS channel licenses are commercially available, the Company, as the BTA Authorization winner, has the exclusive right to file license applications under FCC rules and regulations, subject only to applications of educational and non-profit institutions and restrictions resulting therefrom. See "Risk Factors -- Uncertainty of Ability to Obtain FCC Authorizations."


(7) The Number of Channels Controlled, Amount of Spectrum Controlled and the Percentage of Commercial Licenses Owned data for West Palm Beach are subject to the receipt of certain approvals from the FCC and/or third party interference agreements. Any delays or failures in obtaining governmental approvals or interference agreements may delay the Company from launching the West Palm Beach System, transmitting the maximum number of channels it controls, or may cause the Estimated LOS Households in West Palm Beach to be decreased. See "Risk Factors -- Interference Issues."


(8) The Number of Channels Controlled, Amount of Spectrum Controlled and Percentage of Commercial Licenses Owned data contained in the table for the Kennewick System are subject to the consummation of the Kennewick acquisition. See " -- History."

     OPERATING SYSTEMS


     The following is an overview of each of the Company's Operating and Planned Systems. Market household growth rate projections are based on estimates of household growth by CACI.


     Fort Pierce. The Fort Pierce System, consisting of operations in Indian River, St. Lucie and Martin Counties in Florida, was launched by the Company in May 1992. While the Company controls 34 channels, it currently offers a 32 channel service, comprised of 30 wireless channels and two local off-air channels. Of the 34 channels (33 wireless and one LPTV) controlled, the Company owns licenses for 14 channels. The Company also won the BTA Authorization for Fort Pierce in the recently concluded BTA Auction, made the initial down payment and timely filed the requisite applications with the FCC. Of the four remaining channels on which the Company does not currently offer programming, the Company intends to add one channel to its programming line-up in the third quarter of 1997 and it intends to file new station applications with the FCC for two others. The last remaining channel, channel 2A, will be utilized by the Company if and when digital technology is activated in the market. The Fort Pierce System is an analog system with addressable equipment.


     At June 30, 1996, the Company provided wireless service to approximately 12,800 subscribers which represents an increase of 1.6% from the prior year and a penetration rate of 5.2% of estimated LOS households. CACI projects that the number of households in the Fort Pierce market will increase by 10.0% for the period 1995 to 2000. The Company's principal competitors in the Fort Pierce market are Adelphia Communications, Inc. ("Adelphia") and Tele-Communications Inc. ("TCI").



     Melbourne. The Melbourne System, which operates in Brevard County, Florida, was launched by the Company in November 1993. While the Company controls 36 channels (33 wireless and three LPTV), it currently offers a 33 channel service, comprised of 30 wireless and three local off-air channels. Of the 36 channels controlled, the Company owns licenses for 16 channels. The Company also won the BTA Authorization for Melbourne in the recently concluded BTA Auction, made the initial down payment and timely filed the requisite applications with the FCC. Of the six remaining channels on which the Company does not currently offer programming, the Company intends to add one channel to its programming line-up in the third quarter of 1997. One of the other channels, channel 2A, will be utilized by the Company if and when digital technology is activated in the market. The Melbourne System is an analog system with addressable equipment.



     At June 30, 1996, the Company provided wireless service to approximately 14,600 subscribers which represents an increase of 41.8% from the prior year and a penetration rate of 6.7% of estimated LOS households. CACI projects that the number of households in the Melbourne market will increase by 11.2% for the period 1995 to 2000. The Company's principal competitors in the market are Time Warner Inc. ("Time Warner"), Falcon and TCI.



     Boise. The Boise System, which was acquired in March 1995, serves the Treasure Valley communities of Boise, Nampa and Caldwell, Idaho. While the Company controls 33 wireless channels, it currently offers a 36 channel service, comprised of 30 wireless and six local off-air channels. Of the 33 wireless channels controlled, the Company owns licenses for 18 channels. The Company also won the BTA Authorization for Boise in the recently concluded BTA Auction, made the initial down payment and timely filed the requisite applications with the FCC. Of the three remaining wireless channels on which the Company does not currently offer programming, the Company intends to add two channels to its programming line-up in the third quarter of 1997 and it has filed new station applications with the FCC for these channels and channel 2A. Channel 2A will be utilized by the Company if and when digital technology is activated in the market. The Boise System is an analog system which the Company anticipates retrofitting with whole-house decoders in the first quarter 1997.



     At June 30, 1996, the Company provided wireless service to approximately 12,300 subscribers which represents an increase of 32.3% from the prior year and a penetration rate of 9.5% of estimated LOS households. CACI projects that the number of households in the Boise market will increase by 15.4% for the period 1995 to 2000. The Company's principal competitor in the Boise market is TCI.

     Sacramento. The Sacramento System was acquired in March 1994. The 32 channel service currently offered is comprised of 26 wireless channels and six local off-air channels. The Company controls a total of 29 wireless channels, of which it owns licenses for two channels. The Company intends to add two of the remaining wireless channels on which it does not currently offer programming to its programming line-up in the fourth quarter of 1996 and anticipates adding the last channel in the second quarter of 1997. The Company did not win the BTA Authorization for this market. The Sacramento System is an analog system which was retrofitted with addressable set-top converters which are compatible with digital compression technology.



     At June 30, 1996, the Company provided wireless service to approximately 16,000 subscribers which represents an increase of 22.1% from the prior year and a penetration rate of 2.4% of estimated LOS households. CACI projects that the number of households in the Sacramento market will increase by 7.0% for the period 1995 to 2000. The Company's principal competitors in the market are Scripps Howard, Inc. ("Scripps Howard"), Jones Intercable, Inc. ("Jones") and Sonic Cable, Inc.



     Yakima. The Yakima System was acquired in April 1995 and serves the Yakima Valley. While the Company controls 33 wireless channels, it currently offers a 29 channel service, comprised of 24 wireless channels and five local off-air channels. Of the 33 wireless channels controlled, the Company owns licenses for 14 channels. The Company also won the BTA Authorization for Yakima in the recently concluded BTA Auction. The FCC has already approved the Yakima BTA Authorization for grant and the Company timely paid the requisite purchase price. Of the nine remaining wireless channels on which the Company does not currently offer programming, the Company intends to add eight channels to its programming line-up in the second quarter of 1997. Two of the Company's ITFS lessors in Yakima have filed new station applications with the FCC with respect to these eight channels. The Company has filed a new station application for the last remaining channel, channel 2A, and intends to use this channel if and when digital technology is activated in the market. The Yakima System is an analog system which the Company anticipates retrofitting with whole-house decoders in the first quarter 1997.



     At June 30, 1996, the Company provided wireless service to approximately 7,400 subscribers which represents an increase of 1.4% from the prior year and a penetration rate of 11.6%. CACI projects that the number of households in the Yakima market will increase by 10.5% for the period 1995 to 2000. The Company's principal competitor in the Yakima market is TCI.


     PLANNED SYSTEMS


     West Palm Beach. The Company controls 31 channels, of which it will own 11 channel licenses. Seven of these channels are dependent upon FCC approval of license assignment applications. The Company has the exclusive right to apply for the remaining four channels pursuant to its BTA Authorization received in the recently concluded BTA Auction. The Company timely paid the requisite purchase price and the FCC has granted the Company the West Palm Beach BTA Authorization. The Company intends to develop West Palm Beach as a digital system.



     CACI projects that the number of households in the West Palm Beach market will increase by 10.8% for the period 1995 to 2000. In the Company's intended service area, its competitors are Adelphia, Comcast Corporation and Telemedia Cable, Inc.



     Coos Bay. The Company won the BTA Authorization for Coos Bay in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 20 commercial wireless cable channels, eight of which are subject to commercial ITFS application restrictions. The Company intends to lease 13 additional channels in the market from other spectrum owners and applicants. The requisite down payment for the Coos Bay BTA Authorization was filed with the FCC along with the necessary applications which are pending. A new station application for four channels is also pending. The Company intends to develop Coos Bay as an analog system with whole-house decoders.



     CACI projects that the number of households in the Coos Bay market will increase by 5.4% for the period 1995 to 2000. The Company's principal competitor in the market is Falcon.

     Eureka. The Company won the BTA Authorization for Eureka in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for ten commercial wireless cable channels. The Company intends to lease 23 additional channels in the market from other spectrum owners and applicants. The FCC has approved the Eureka BTA Authorization for grant and the Company timely paid the requisite purchase price, but the official authorization has not been released by the FCC pending consideration of the Company's cross-ownership waiver. A new station application for one channel is currently pending, and the channel should be issued in tandem with the BTA Authorization. The Company intends to develop Eureka as an analog system with whole-house decoders.



     CACI projects that the number of households in the Eureka market will increase by 4.1% for the period 1995 to 2000. The Company's principal competitor in the market is Cox Cable Television.



     Helena. The Company won the BTA Authorization for Helena in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 21 commercial wireless cable channels, eight of which are subject to ITFS application restrictions. The Company intends to lease 12 additional channels in the market from other spectrum owners and applicants. The Company timely paid the requisite purchase price and the FCC has granted the Company the Helena BTA Authorization along with the license to four channels. The Company intends to develop Helena as an analog system with whole-house decoders.



     CACI projects that the number of households in the Helena market will increase by 9.7% for the period 1995 to 2000. The Company's principal competitor in the market is TCI.



     Kennewick. Assuming consummation of the Kennewick Acquisition, the Company expects to control 33 channels. The Company will have the ability to own licenses for nine channels and intends to lease 24 additional channels in the market from other spectrum owners and applicants. Part of the Kennewick Acquisition will include assignment of the BTA Authorization for the market. The Company intends to develop Kennewick as an analog system with whole-house decoders. There can be no assurance that the Kennewick Acquisition will be consummated.



     CACI projects that the number of households in the Kennewick market will increase by 14.4% for the period 1995 to 2000. The Company's principal competitor in the market is TCI.



     Klamath Falls. The Company won the BTA Authorization for Klamath Falls in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 21 commercial wireless cable channels, eight of which are subject to commercial ITFS application restrictions. The Company intends to lease 12 additional channels in the market from other spectrum owners and applicants. The Company timely paid the requisite purchase price and the FCC has granted the Company the Klamath Falls BTA Authorization along with the license to four channels. The Company intends to develop Klamath Falls as an analog system with whole-house decoders.



     CACI projects that the number of households in the Klamath Falls market will increase by 4.4% for the period 1995 to 2000. The Company's principal competitor in the market is TCI.


     Roseburg. The Company won the BTA Authorization for Roseburg in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 21 commercial wireless cable channels, eight of which are subject to commercial ITFS application restrictions. The Company intends to lease 12 additional channels in the market from other spectrum owners and applicants. The requisite down payment for the Roseburg BTA Authorization was filed with the FCC along with the necessary applications. A new station application for four channels is currently pending. The Company intends to develop Roseburg as an analog system with whole-house decoders.


     CACI projects that the number of households in the Roseburg market will increase by 4.3% for the period 1995 to 2000. The Company's principal competitors in the market are Falcon and Jones.


PROGRAMMING


     The Company seeks to offer popular programming at affordable prices. Typically, the Company offers between 29 and 36 channels in a market which includes 25 to 32 basic channels, three premium channels

(e.g., HBO, Cinemax and The Disney Channel), one event pay-per-view (which may share spectrum with another channel), and, in certain cases, one full-time pay-per-view channel. The Company selects its basic programming channels to appeal to a broad subscriber base and does not offer programming which appeals only to small, specialized market segments. The following chart depicts the Company's current programming line-up in the Melbourne market. Channel line-ups in other markets are substantially similar.

                               CHANNEL OFFERINGS

BASIC CHANNELS                                         TBS-Atlanta (sports, movies)
ABC (local network affiliate)                          TNN (music)
A&E (arts and entertainment programming)               TNT (sports, movies)
AMC (classic movies)                                   USA (general interest)
CBS (local network affiliate)                          The Weather Channel (weather)
CMT (country music)                                    WGN-Chicago (sports, movies, news superstation)
CNN (news)                                             WBSF-independent
CNBC (news and financial)                              WIRB-independent
CSPAN I (public affairs)                               WMFE-independent
CSPAN II (public affairs)                              WTGL-independent
The Discovery Channel (science)
ESPN (sports)                                          PREMIUM CHANNELS
Fox (local network affiliate)                          Cinemax
Lifetime (interests)                                   The Disney Channel*
MTV (music television)                                 Home Box Office
NBC (local network affiliate)
Nickelodeon (children's)                               PAY PER VIEW
Sunshine Sports Network (regional sports)              Pay Per View
Sci-Fi Channel (special interest)                      Selected events

-------------------------
* The Disney Channel is included in the Melbourne basic programming line-up.

     The basic programming package offered by the Operating Systems is comparable to that offered by the local hard-wire cable operators with respect to the most widely watched channels. Specific programming packages vary according to particular market demand. The Company's programming is supplied by numerous distributors and thus the Company is not dependent upon any one program supplier. In addition, only a few of the major cable television programming services carried by the Company are not currently directly or indirectly owned by MSOs and the Company historically has not had difficulty in arranging satisfactory contracts for these services. The Company believes that it will have access to sufficient programming material to enable it to provide widely demanded channel line-ups in its markets for the foreseeable future.

     In markets where the Company retransmits local VHF/UHF channels, it must obtain the consent of local off-air broadcasters. Although there can be no assurance that the Company will be able to obtain the requisite broadcaster consents, the Company believes in most cases it will be able to do so for little or no additional cost. Wireless cable systems, unlike hard-wire cable systems, are not required under the FCC's "must carry" rules to retransmit a specified amount of local commercial television or qualified LPTV channels.


EQUIPMENT AND TECHNOLOGY



     Wireless subscriber equipment components used in the Company's systems are generally similar to those used in hard-wire cable systems. Subscriber equipment includes a receive antenna, down converter, home wiring and an addressable set-top converter with a handheld wireless remote control unit or an addressable whole-house decoder. Some systems also include an off-air receive antenna to improve the picture quality of the local off-air channels. The Company is not dependent upon any one supplier for its equipment needs and believes such equipment is readily available from a number of suppliers. The following represents the technologies the Company intends to implement in the near term:


     Whole-House Decoders. Whole-house decoders obviate the need for set-top converters and are generally installed on the exterior of the home. The whole-house decoder provides the same addressable features as today's set-top converters. Because whole-house decoders are compatible with digital systems, they will require only supplementation should the Company begin implementing digital video technology in its markets. The Company anticipates installing whole-house decoders in its Boise and Yakima Systems in 1997.


     The Company believes that use of whole-house decoders will substantially reduce capital expenditures per subscriber installation. In addition to this initial cost advantage, the use of whole-house decoders has aesthetic advantages (the need for set-top converters is eliminated) and, because the technology makes it unnecessary to enter the subscriber's home to remove the home equipment, significantly reduces costs associated with termination of service and recovery of the equipment.


     Digital Video Compression Technology. Currently, wireless cable companies can provide up to 33 analog channels. DVC technology is expected to increase channel capacity by four to ten times. Increased channel capacity would enable the Company to offer additional programming alternatives and increase pay-per-view programming. Management believes that DVC technology will provide wireless cable subscribers better signal coverage, digital quality video and audio signals and incremental digital products and services. The Company intends to launch its West Palm Beach System as a digital system and is exploring providing hybrid (analog and digital) service in its Sacramento System.


     The Company intends to implement digital video technology and offer interactive services when management believes that the reliability of the equipment for DVC has been sufficiently proven and the Company can economically justify its widespread implementation. Although management believes that DVC will enable the Company to offer additional programming and increase the homes that the Company can service from a head-end, before making an investment in DVC equipment, the Company intends to evaluate subscriber demand for the incremental programming and services that would be available. The Company believes the experiences of other wireless cable operators who have announced or commenced test deployments of these technologies will enable the Company to further evaluate the benefits of implementing DVC in its own systems. The Company also believes that evaluating the costs and benefits of DVC and interactivity before implementing the service is consistent with its marketing strategy. Due to the limited number of physical components of the wireless transmission system, the Company believes that it can more easily adapt to technological changes than can hard-wire cable operators. Nonetheless, the cost of such adaptation by the Company could be substantial and negatively impact the cost differential between wireless and other systems. See "Risk Factors -- Capital Requirements for Growth; Need for Additional Financing" and "Management's Discussion of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FACILITIES


     The principal physical assets of a wireless cable system consist of satellite signal reception equipment, radio transmitters, transmission antennae, as well as office space and head-end space. The Company leases office space for its corporate headquarters near Denver, Colorado, and office and warehouse space for each of its Operating Systems. The Company expects to purchase or lease additional office space for each of its Planned Systems in connection with the launch of those systems.


     In addition to office space, the Company also leases or intends to lease head-end space in the markets where it operates, or intends to operate, its wireless cable systems. The Company's head-end lease agreements provide for locating transmitters, antennae and other equipment to broadcast wireless cable signals. The agreements generally cover a period of five to ten years and are subject to renewal upon expiration. To date, the Company has been able to obtain suitable head-end space on satisfactory terms for each of its Operating Systems. In the event that any one or more of these leases is terminated or not renewed upon expiration, the Company will be required to obtain alternative head-end space in order to broadcast its programming.

LICENSES AND CHANNEL LEASES

     The Company believes it is unique in its industry in terms of ownership of substantially all of the commercially available licenses in most of its markets. The balance of the channels the Company uses in each market to transmit programming are utilized through long-term, exclusive lease agreements with unaffiliated third parties. The term of the Company's typical channel leases is ten years. Benefits of ownership include:

(i) increased EBITDA by eliminating the variable channel leasing costs resulting from increased penetration; (ii) enhanced flexibility in deploying digital compression and other technological innovations; and (iii) reduced dependence on third party channel lessors. With the exception of the Sacramento System, the Company owns between approximately 67.0% and 100.0% of the available commercial channel licenses in each of its markets.

     The following table indicates, for each of the Company's markets, the total channels controlled, the number of channels leased, the number of channels owned through licenses and the percentage of commercial licenses owned by the Company.

                                 CHANNEL RIGHTS


                                                                          NUMBER OF
                                                                        CHANNELS OWNED       PERCENTAGE OF
                                         TOTAL CHANNELS    CHANNELS        THROUGH        COMMERCIAL LICENSES
                                         CONTROLLED(1)     LEASED(2)    LICENSES(1)(2)         OWNED (3)
                                         --------------    ---------    --------------    -------------------
FLORIDA MARKETS:
  Ft. Pierce(4).......................         34              20             14                  100.0%
  Melbourne(4)........................         36              20             16                  100.0
  West Palm Beach(5)..................         31              20             11                   84.6
NORTHWEST MARKETS:
  Boise(6)............................         33              15             18                   85.7
  Sacramento..........................         29              27              2                   15.4
  Yakima(7)...........................         33              19             14                   66.7
  Coos Bay............................         20              --             20                   95.2
  Eureka..............................         10              --             10                   76.9
  Helena..............................         21              --             21                  100.0
  Kennewick(8)........................         33              24              9                   69.2
  Klamath Falls.......................         21              --             21                  100.0
  Roseburg............................         21              --             21                  100.0


-------------------------
(1) The Total Channels Controlled and Number of Channels Owned through Licenses Owned figures include channels that are not yet issued but for which the Company received the exclusive right to file applications as the winner of certain BTA Authorizations. In Boise and Yakima, the Company owns eight commercial ITFS channel licenses in each market which the FCC previously granted to commercial entities. The FCC will now grant commercial ITFS channels to BTA Authorization holders only, under certain circumstances. As the BTA Authorization winner, the Company has the exclusive right to apply for and anticipates owning eight commercial ITFS channel licenses in four of its new markets as follows: Coos Bay, Helena, Klamath Falls and Roseburg. The Company's rights are subject only to possible applications of educational institutions and non-profit organizations and restrictions resulting therefrom.

(2) In Coos Bay, Eureka, Helena, Klamath Falls and Roseburg, the Company is in the process of securing lease agreements with educational institutions and non-profit organizations and others who are either licensed on the frequencies in the market, or who have applied for or will apply for frequencies in the market. The channels associated with such efforts have not been included in the data presented.

(3) Percentage of Commercial Licenses Owned is calculated by dividing the number of commercial channels for which licenses are owned by the Company by the total number of commercial channels for which licenses are available in each market, in each case exclusive of LPTV channels. The Company owns the licenses for the following number of commercial channels in each market:
    Fort Pierce, 13; Melbourne, 13; West Palm Beach, 11; Boise, 18; Sacramento, 2; Yakima, 14; Coos Bay, 20; Eureka, 10; Helena, 21; Kennewick, 9; Klamath Falls, 21; and Roseburg, 21. The total number of commercial channels available for license ownership in Fort Pierce, Melbourne, West Palm Beach, Sacramento, Eureka and Kennewick is 13 and the total number of commercial channels available for license ownership in Boise, Yakima, Coos Bay, Helena, Klamath Falls and Roseburg is 21, of which 8 are commercially available ITFS channel licenses. In the markets where ITFS channel licenses are commercially available, the Company, pursuant to its BTA
     Authorization has the exclusive right to file license applications under FCC rules and regulations, subject only to applications of educational and non-profit institutions and restrictions resulting therefrom. See "Risk Factors -- Uncertainty of Ability to Obtain FCC Authorizations."

(4) The Channels Controlled and Licenses Owned figures include one 6MHz LPTV in Fort Pierce and three LPTV channels in Melbourne.


(5) The Company will acquire the licenses to seven channels in the West Palm Beach market upon FCC approval of license assignment applications. A marketwide settlement agreement, encompassing 27 channels in the West Palm Beach market was filed with the FCC on May 25, 1995 and provides for reallocation of the 27 frequencies between and among all parties to the settlement and includes modification applications to collocate all 27 channels to the Company's West Palm Beach tower site. There can be no guarantee that the Company will receive the requisite governmental approvals or third party interference agreements that may be necessary for this market. Any delays or failures in obtaining governmental approvals or interference agreements may delay the Company from launching the West Palm Beach market and/or transmitting the maximum number of channels it controls in the market. See "Risk Factors -- Interference Issues." The Company acquired an additional four channels for West Palm Beach in conjunction with winning the BTA Authorization for the market.


(6) Two channels on which the Company will lease excess capacity in Boise and one channel the Company will own through license are awaiting grant by the FCC of a new station application.

(7) Nine of the channels the Company controls in Yakima are awaiting grant by the FCC of their new station applications.


(8) The Kennewick acquisition is pending and there can be no assurance that it will be consummated. Twelve of the ITFS channels the Company will lease in Kennewick are subject to receiving FCC approval of the new station applications that have been filed by the channel lessors. These applications are mutually exclusive with other applications that were filed for the market. However, based upon the selection criteria the FCC utilizes in choosing between and among mutually exclusive applicants, the Company believes these applicants will be awarded the licenses for these 12 channels. One channel the Company will own through license in Kennewick is also awaiting grant by the FCC. See "-- History."


     The holder of a license issued by the FCC has the right to apply to renew such license at its expiration date provided that the license holder has complied with the terms of the license and files an appropriate renewal applications in a timely manner. While the Company expects grants of its pending applications and BTA Authorizations, there can be no assurance that the Company will receive the requisite governmental approvals. See "Risk
Factors -- Uncertainty of Ability to Obtain FCC Authorization" and
"-- Interference Issues."

LEGAL PROCEEDINGS


     The Company purchased certain assets from Wireless Cable of Florida, Inc. ("Wireless") in furtherance of the wireless cable television system it developed in Fort Pierce, Florida. The purchase agreement provided for a post-closing adjustment to the purchase price paid to the three shareholders of Wireless for its assets. In connection with a dispute over such adjustment, the Company reached a settlement with two of the shareholders, whose combined interests in Wireless were 62.0%, for approximately $900,000. While the third shareholder, whose interest in Wireless was 38.0%, has threatened litigation with respect to such adjustment, no suit has yet been filed. There can be no assurance that there will be a favorable resolution with the third shareholder or that any resolution will be reached comparable to that with the other two shareholders of Wireless.


     In the ordinary course of its business, the Company is involved in certain other pending or threatened legal proceedings. In the opinion of management, none of such legal proceedings will have a material effect on the financial position or results of operations of the Company.

EMPLOYEES


     At September 30, 1996, the Company had a total of 218 employees. None of the Company's employees is subject to a collective bargaining agreement. The Company has experienced no work stoppages and believes that it has good relations with its employees.


                               INDUSTRY OVERVIEW

SUBSCRIPTION TELEVISION INDUSTRY

     The subscription television industry began in the late 1940s to serve the needs of residents in predominantly rural areas with limited access to local off-air VHF/UHF broadcasts. The subscription television industry, consisting primarily of hard-wire cable systems, expanded to metropolitan areas because, among other reasons, it could offer better reception and more programming than local off-air channels. Currently, subscription television systems offer a variety of programming, which generally include basic, enhanced basic, premium and, in some instances, pay-per-view service.

     A subscription television subscriber typically pays an initial connection charge and a fixed monthly fee for basic service. The monthly basic service fee varies from one area to another and is a function, in part, of the number of channels and services included in the basic service package, the operating and capital costs of the subscription television system operator and competition within the market. In most instances, subscribers are charged a separate monthly fee for each premium service and certain other specific programming, with discounts generally available to subscribers receiving multiple premium services. Monthly service fees for basic, enhanced basic and premium services constitute the major source of revenue for subscription television systems. Subscribers normally are free to discontinue service at any time. Converter rentals, remote control rentals, installation charges and reconnect charges for subscribers who were previously disconnected as well as advertising revenue are also included in a subscription television system's revenues, but generally are not major components of such revenues. The 1996 Act (and implementing regulations) imposed regulation of cable prices for programming and equipment. See "-- Regulatory Environment."

TRADITIONAL HARD-WIRE CABLE TECHNOLOGY

     Most subscription television systems are hard-wire cable systems which currently use coaxial cable to transmit television signals, although many have upgraded or are considering upgrading to fiber optic cable which has greater channel capacity than coaxial cable. Traditional hard-wire cable operators receive, at a head-end, signals for programming services, such as CBS, NBC, ABC, Fox, HBO, Cinemax, CNN, etc., which have been transmitted to them by broadcast or satellite transmissions. A head-end consists of signal reception, decryption, retransmission, encoding and related equipment. The operator then delivers the signal from the head-end to subscribers via Cable Plant. As a direct result of the use of Cable Plant to deliver signals, hard-wire cable systems are susceptible to signal problems. Signals can be transmitted via coaxial cable only a relatively short distance without amplification. Each time a television signal passes through an amplifier some measure of noise is added. A series of amplifiers between the head-end and the viewing subscriber leads to progressively greater noise and, accordingly, for some viewers, a grainier picture. Also, an amplifier must be properly balanced or the signal may be improperly amplified. Failure of any one amplifier in the chain of a Cable Plant will black out the transmission signal from that point to the end of the series. Regular system maintenance is required due to water ingress, temperature changes and other equipment problems, all of which may affect the quality of signals delivered to subscribers. Some hard-wire cable companies have begun installing fiber optic networks which will substantially reduce the transmission and reception problems currently experienced by hard-wire cable systems and will expand the channel capacity of their systems. The installation of such networks will require a substantial investment by hard-wire cable operators.

WIRELESS CABLE INDUSTRY

     The wireless cable industry was made commercially possible in 1983 when the FCC reallocated a portion of the electromagnetic radio spectrum located between 2500 and 2700 MHz for commercial use. Nevertheless, regulatory and other obstacles impeded the growth of the wireless cable industry through the remainder of the 1980s. In addition, before the 1992 Cable Act became effective, a continued supply of programming from cable-controlled programmers was not assured. The factors contributing to the increasing growth of wireless cable systems since that time include: (i) regulatory reforms by the FCC to facilitate competition with hard-wire cable; (ii) Congressional scrutiny of the rates and practices of the hard-wire cable industry; (iii) increasing availability of programming for wireless cable systems; (iv) subscriber demand for alternatives to hard-wire cable service; (v) increasing accumulation by wireless cable operators of a sufficient number of channels in each market to create a competitive product; and (vi) increased availability of capital to wireless cable operators in the public and private markets. According to the 1995 Cable TV Financial Data Book published by Paul Kagan Associates, Inc. ("Kagan"), approximately 150 wireless cable systems presently operate in the United States serving approximately 400,000 subscribers at the end of 1993 and approximately 600,000 subscribers at the end of 1994. In addition, the 1995 Wireless Cable Databook also published by Kagan, estimated that wireless cable would be serving 950,000 subscribers at the end of 1995.

     Wireless cable can provide subscribers with the same or superior video television signal as that of hard-wire cable. Like a hard-wire cable system, wireless cable receives programming at a head-end. Unlike hard-wire cable systems, however, the programming is then retransmitted by microwave transmitters operating in the 2150-2162 MHz and 2500-2686 MHz portions of the electromagnetic radio spectrum from an antenna typically located on a tower or building to a small receiving antenna located at a subscriber's premises. At the subscriber's location, the signals are descrambled, converted to frequencies that can be viewed on a television set and relayed to a subscriber's television set by coaxial cable. Wireless cable requires a clear LOS, because the microwave frequencies used will not pass through dense foliage, hills, buildings or other obstructions. Some of these obstructions can be overcome with the use of signal repeaters which retransmit an otherwise blocked signal over a limited area. Since wireless cable systems do not require an extensive Cable Plant, wireless cable operators can provide subscribers with a high quality picture resulting in a reliable signal with few transmission disruptions at a significantly lower system capital cost per installed subscriber than hard-wire cable systems.

SUBSCRIPTION TELEVISION INDUSTRY TRENDS

     Wireless cable operators will be affected by subscription television industry trends as well as trends which are particular to the wireless cable industry. In order to maintain and increase subscribers in the years ahead, wireless cable operators will need to adapt rapidly to industry trends and may need to modify practices to remain competitive.

     Digital Compression. Several suppliers of wireless cable equipment are currently in the process of developing the digital equipment necessary to process and deliver digital programming. The DVC technology is expected to increase the channel capacity of each wireless cable channel by four to ten times. This will create between 132 and 330 channels for a system with 33 analog channels today. Currently, several wireless operators have begun testing of DVC systems with several systems' head-ends constructed (PacBell Corp. in Los Angeles; and CAI Wireless Systems, Inc. ("CAI") in Virginia and Massachusetts). Digital converters are now starting to be manufactured with market availability targeted for late 1996 or early 1997. However, FCC approval is required before a company can convert to or offer digital programming. See "-- Regulatory Environment."

     Interactive Services. Wireless cable systems are currently technically capable of offering selected interactive services by transmitting data from the subscriber's location back to the head-end facility using response channels licensed to wireless operators by the FCC. The introduction of digital technology and wireless cable modems is expected to broaden the services that can be offered. Several manufacturers of wireless cable equipment are currently developing the equipment and technology that will allow for more services than are available today using response channels.

     Two-way digital equipment, which may be available within the next several years, will allow for interactive services such as impulse pay-per-view, home shopping, video games and interactive two-way data exchange. A potentially significant service being developed today is Internet access. Modems are being developed and tested that will allow for asymmetrical operations (data rates different in each direction) using either the telephone company lines for the return path to the head-end facility ("telco return") or radio frequencies already licensed and used by wireless operators ("RF return").

     For Internet and Internet-like services utilizing a telco return, the modem uses the telephone line to request information from the head-end. The head-end communicates to the Internet through dedicated high speed telephone lines. The information from the Internet is sent to the head-end where it is then sent out on one of the MDS channels which has been dedicated to two-way data services. With the RF return setup, the request is sent from the modem to a transceiver located on the roof of the subscriber's home. The transceiver not only processes the standard video channels to the television, it also transmits a signal through the air which is received at the head-end or cell site. From there, it proceeds the same as the telco return described above.

     Advertising. Local and national advertising through various interconnects continues to grow as a source of revenue for hard-wire and wireless cable operators. The Company currently sells advertising in its Fort Pierce, Melbourne and Sacramento Systems and expects to eventually have such capability in all of its markets. The Company believes its regional clustering facilitates its ability to deliver advertising throughout an entire region and not just isolated markets.

REGULATORY ENVIRONMENT

     General. The wireless cable industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act empowers the FCC, among other things, to issue, revoke, modify and renew licenses within the spectrum available to wireless cable; to approve the assignment or transfer of control of such licenses; to approve the location of wireless cable systems; to regulate the kind, configuration and operation of equipment used by wireless cable systems; and to impose certain equal employment opportunity and other reporting requirements on wireless cable operators.

     The FCC has determined that wireless cable systems are not "cable systems" for purposes of the Communications Act. Accordingly, a wireless cable system does not require a local franchise and is subject to fewer local regulations than a hard-wire cable system. Moreover, all transmission and reception equipment for a wireless cable system can be located on private property; hence, there is no need to make use of utility poles or dedicated easements or other public rights-of-way. Unlike hard-wire cable operators, wireless cable operators do not have to pay local franchise fees. Legislation has been introduced in some states, including Illinois, Maryland and Florida, which would authorize state and local authorities to impose on all video program distributors (including wireless cable distributors) a tax on each distributor's gross receipts, comparable to the franchise fees paid by hard-wire cable operators. While the proposals vary among states, the bills would require, if passed, as much as 5.0% of gross receipts to be paid by wireless distributors to local authorities. Efforts are underway by the Wireless Cable Association International, Inc., an industry trade association, to preempt and thereby prevent such state taxes through federal legislation. In addition, the industry is opposing the state bills as they are introduced, and in Pennsylvania and Virginia, it has succeeded in being exempted from the video tax that was enacted into law. The City of Yakima also has adopted a tax on gross receipts of subscription television providers from within its city limits. Similar legislation could be introduced in other states and municipalities where the Company does business. It is not possible to predict whether or not new state or municipal laws will be enacted which impose new taxes on wireless operators. Hearings by the Judiciary Subcommittee of the Commercial and Administrative Law Committee of the United States House of Representatives were held on July 25, 1996 to hear presentations supporting the exemption of wireless cable operators from local franchise taxes through federal preemption.

     Licensing Procedures. The FCC awards MDS and ITFS licenses based upon applications demonstrating that the applicant is legally and technically qualified, and certifying that it is otherwise qualified to hold the license and that the operation of the proposed station will not cause impermissible interference to other stations or proposed stations entitled to interference protection.

     The FCC accepts applications for new ITFS stations or major modifications to authorized ITFS stations during designated filing "windows." When two or more ITFS applicants file for the same channels and the proposed facilities cannot be operated without impermissible interference, the FCC employs a set of comparative criteria to select from among the competing applicants.

     Recently, the FCC adopted a competitive bidding mechanism under which initial MDS licenses for 493 designated BTAs were auctioned to the highest bidder. The BTA Auction concluded on March 28, 1996 after 181 rounds of bidding. High bidders were required to submit specified down payments to the FCC by April 5, 1996. BTA Auction winners have the exclusive right to apply for MDS and commercial ITFS channels within their BTAs, subject to compliance with interference protection, construction of the channels and other rules.

     Generally, once a commercial license application is approved by the FCC and the applicant resolves any deficiencies identified by the FCC, a conditional license is issued, allowing construction of the station to commence. Construction of ITFS stations generally must be completed within 18 months of the date of grant of the authorization. Construction of MDS stations licensed pursuant to initial applications filed before the implementation of the BTA Auction rules generally must be completed within 12 months. If construction of MDS or ITFS stations is not completed within the authorized construction period, the licensee must file an application with the FCC seeking additional time to construct the station and demonstrate therein compliance with certain FCC standards. If the extension application is not filed or is not granted, the license will be deemed forfeited. The construction requirements applicable to MDS stations licensed pursuant to the BTA Auction are substantially different. The licensee must build stations capable of reaching two-thirds of the population of the area within its control in the BTA within five years.

     FCC rules prohibit the sale for profit of a conditional commercial license or of a controlling interest in the conditional license holder prior to construction of the station or, in certain instances, prior to the completion of one year of operations. However, the FCC does permit the leasing of 100.0% of a commercial license holder's spectrum capacity to a wireless cable operator and the granting of options to purchase a controlling interest in a license even before such holding period has lapsed.

     License Renewals. Applications for renewal of MDS and ITFS licenses must be filed within a certain period prior to expiration of the license term, and petitions to deny applications for renewal may be filed during certain periods following the public notice of the filing of such applications. Licenses are subject to revocation or cancellation for violation of the Communications Act or the FCC's rules and policies. Conviction for certain criminal offenses also may render a licensee or applicant unqualified to hold a license.

     Channels Available for Wireless Cable. The right to transmit video programming, entertainment services and other information on wireless cable frequencies is regulated by the FCC. In each metropolitan market, the FCC has allocated 33 channels for the primary purpose of wireless cable transmissions of video programming. The spectrum bandwidth associated with these channels varies between 196 and 198 MHz depending upon whether channel 2 or 2A is included. In the largest 50 markets channel 2 is available and consists of a full 6 MHz of bandwidth; the remainder of the markets include channel 2A which consists of 4 MHz of bandwidth and, in an analog format, is not capable of full audio and video transmissions. The 33 channels consist of 13 MDS channels, which can be used exclusively for commercial purposes, and 20 ITFS channels. The FCC does not impose any restrictions on the terms of MDS channel leases, other than the requirement that the licensee maintain effective control of its MDS station. The same FCC control requirement applies to ITFS licensees.

     Except in limited circumstances, 20 ITFS channels in a service area are licensed to qualified educational institutions and non-profit organizations. Each of these channels must be used a minimum of 20 hours per week for instructional programming (12 hours per week in the first two years). The remaining "excess air time" on an ITFS channel may be leased to wireless cable operators for commercial use, without further restrictions (other than the right of the ITFS license holder, at its option, to recapture up to an additional 20 hours of air time per week for educational programming). Certain programs (e.g., C-SPAN and Discovery Channel) qualify as educational programming and thereby facilitate greater usage by the Company of an ITFS channel. ITFS excess capacity leases cannot exceed terms of ten years.

     A technique known as "channel mapping" also permits ITFS licensees to meet their minimum educational programming requirements by transmitting educational programming over several ITFS channels at different times, but in a manner which appears to the viewer as one channel. Lessees of ITFS's "excess air time" generally have the right to transmit to their subscribers the educational programming provided by the lessor at no incremental cost. The FCC amended its rules to permit "channel loading" in 1994. Channel loading permits ITFS license holders to consolidate their educational programming on one or more of their ITFS channels thereby providing wireless cable operators leasing such channels, including the Company, with greater flexibility in their use of ITFS channels. Under certain circumstances, the FCC will issue commercial ITFS licenses to wireless cable operators. However, henceforth only BTA Authorization holders may apply for initial commercial ITFS licenses.

     LPTV Licensing. In each television market, the FCC makes available for licensing 66 LPTV channels: 12 standard VHF channels (2-13) and 54 UHF channels (14-36, 38-69). The FCC uses a window-filing procedure to process LPTV applications, and each applicant can apply for a total of five LPTV channels per window-filing period. There is no limit on the number of LPTV channels an entity may own and LPTV licenses are not subject to FCC auctions or competitive bidding procedures. The FCC considers potential interference and availability of spectrum when granting LPTV licenses.

     Like wireless cable channels, LPTV channels are a full six MHz of spectrum, and the 30-mile reach of an LPTV channel is compatible with the 35-mile protected service area of a wireless cable system. LPTV channels are received at the subscriber's home through either an off-air antenna or a UHF loop antenna.

     Tower Location and Signal Strength. The FCC also regulates transmitter locations and signal strength. The operation of a wireless cable television system requires the co-location of a commercially viable number of transmitting antennae with common power levels.


     Protected Service Areas. Under the current FCC regulations, a wireless cable operator generally may serve any location within the LOS of its transmission facility, provided that it complies with the FCC's interference protection standards. An incumbent MDS station generally is automatically entitled to interference protection within a 35-mile radius around its transmitter site. Usually an ITFS facility is, upon request, entitled to the same 35-mile protected service area during excess capacity use by a wireless cable operator, and during non-excess capacity use times, interference protection for all of its FCC-registered receive-sites located within 35 miles of its transmitter.


     The 1992 Cable Act. The 1992 Cable Act imposed additional regulation on hard-wire cable operators and permits regulation of hard-wire cable rates in markets in which there is no "effective competition." The 1992 Cable Act, among other things, directed the FCC to adopt comprehensive new federal standards for local regulation of certain rates charged by hard-wire cable operators. The 1992 Cable Act also deregulated hard-wire cable rates in a given market once other subscription television providers offer comparable video programming to at least 50.0% of the households in a franchise area and serve, in the aggregate, at least 15.0% of the cable franchise area. Rates charged by wireless cable operators, already typically lower than hard-wire cable rates, are not subject to regulation under the 1992 Cable Act. Pursuant to the 1992 Cable Act, the FCC has required hard-wire cable operators to implement rate reductions.

     The 1996 Act. A principal focus of the 1996 Act is freeing local telephone companies and long distance telephone companies from barriers to competing in each other's lines of business and preempting state restrictions on competition in the provision of local telephone service. In addition, the 1996 Act contains provisions which amend the 1992 Cable Act and which affect wireless cable operators.

     A significant potential effect on wireless cable operators of the 1996 Act may result from its provisions exempting hard-wire cable systems from rate regulation. In particular, the 1996 Act will end rate regulation of all but basic cable service by 1999 and immediately removes virtually all rate regulation of "small cable operators" -- those cable operators that, directly or through an affiliate, serve in the aggregate fewer than 1.0% of all U.S. cable subscribers, and are unaffiliated with any entity whose gross revenue in the aggregate exceeds $250.0 million -- in those franchise areas in which it serves 50,000 or fewer subscribers. In the wake of the lifting of rate caps, some of such cable systems may raise their rates which would improve the existing price advantages of wireless cable operators over competing traditional hard-wire cable service providers.

     The 1996 Act also contains provisions allowing local exchange telephone companies to offer cable service within their telephone service areas. Under the 1992 Cable Act, exchange telephone companies were free to offer wireless cable service anywhere, but could offer wired cable service only outside of their exchange telephone areas or solely as common carriers, subject to FCC authorization. The 1996 Act allows exchange telephone companies to offer video programming services via radio communications (such as wireless cable) without regulation of rates or services, to offer hard-wire or fiber cable service channels for hire by video programmers, to offer their own hard-wire or fiber optic service over networks with channels also available for use by other video program services providers under a modified regulatory scheme and to provide traditional cable service subject to local franchising requirements. However, the FCC has recently implemented those provisions of the 1996 Act and, accordingly, it is too early to predict the impact, if any, that such FCC regulations will have on wireless cable operators.


     The 1996 Act offers wireless cable operators and satellite programmers relief from private and local government-imposed restrictions on the placement of receive-site antennae. In some instances, wireless cable operators have been unable to serve areas due to laws, zoning ordinances, homeowner association rules or restrictive property covenants banning the erection of antennae on or near homes. The FCC recently promulgated rules designed to implement Congress' intent by prohibiting any restriction, including zoning, land use, or building regulation, or any private covenant, homeowners' association rule, or similar restriction on property within the exclusive use or control of the antenna user where the user has a direct or indirect ownership interest in the property, to the extent it impairs the installation, maintenance or use of an MDS or ITFS receiving antenna that is one meter or less in diameter or diagonal measurement, except where such restriction is necessary to accomplish a clearly defined safety objective or to preserve a recognized historic district. Local governments and associations may apply to the FCC for a waiver of this rule based on local concerns of a highly specialized or unusual nature. The FCC also issued a further notice of proposed rulemaking seeking comment on whether the 1996 Act applies to restrictions on property not within the exclusive use or control of the viewer and in which the viewer has a direct or indirect property interest.


     Finally, the 1996 Cable Act requires wireless cable companies and hard-wire cable companies to "scramble" or encrypt channels which ordinarily carry indecent or sexually explicit programming. A United States District Court has recently issued a temporary restraining order which has led the FCC to announce that it will not enforce or implement these provisions.

     Other Regulations. Wireless cable license holders are subject to regulation by the FAA with respect to the construction, marking and lighting of transmission towers and to certain local zoning regulations affecting construction of head-ends, receive-site antennae and other facilities. There also may be restrictions imposed by local authorities and private covenants. Compliance with such regulations and rules can increase the cost of operating a wireless cable system.

     Due to the regulated nature of the subscription television industry, the Company's growth and operations may be adversely impacted by the adoption of new, or changes to existing, laws or regulations or the interpretations thereof.

AVAILABILITY OF PROGRAMMING

     Once a wireless cable operator has obtained the right to transmit programming over specified frequencies, the operator must then obtain the right to use the programming to be transmitted.

     General. Currently, with the exception of the retransmission of local off-air VHF/UHF broadcast signals, programming is made available in accordance with contracts with program suppliers under which the system operator generally pays a royalty based on the number of subscribers receiving service each month. Individual program pricing varies from supplier to supplier; however, more favorable pricing for programming is generally afforded to operators with larger subscriber bases. The likelihood that program material will be unavailable to wireless cable operators has been significantly mitigated by the 1992 Cable Act and various FCC regulations issued thereunder which, among other things, impose limits on exclusive programming contracts and prohibit MSOs from discriminating against cable competitors with respect to the price, terms and conditions of programming. It is important to note that current fair access to programming rules imposed by the 1992 Cable Act apply only to programming owned or controlled by a cable company and which is delivered by satellite. Consequently, unless changed, any programming developed for transmission to cable operators over telephone lines, or any programming developed by an entity divested from a cable company, is not subject to fair access rules at this time.

     Copyright. Under the federal copyright laws, permission from the copyright holder generally must be secured before a video program may be retransmitted. Under Section 111 of the Copyright Act, certain "cable systems" are entitled to engage in the secondary transmission of television broadcast signals without the prior permission of the holders of copyrights in the programming. In order to do so, a cable system must secure a compulsory copyright license. Such a license may be obtained upon the filing of certain reports with and the payment of certain fees to the U.S. Copyright Office. In 1994, Congress enacted the Satellite Home Viewer Act of 1994 which enables operators of wireless cable television systems to rely on the cable compulsory license under Section 111 of the Copyright Act.

     Retransmission Consent. Under the retransmission consent provisions of the 1992 Cable Act, wireless and hard-wire cable operators seeking to retransmit certain commercial television broadcast signals must first obtain the permission of the broadcast station. The FCC has exempted wireless cable operators from the retransmission consent rules in cases where such signals are received off-air in conjunction with the wireless cable operator's service, provided that the reception is without charge to the subscriber and where the receive-site antenna is either owned by the subscriber or within the subscriber's control and available for purchase by the subscriber upon termination of service. In all other cases, wireless cable operators must obtain consent to retransmit local broadcast signals.

COMPETITION

     The cable television industry is highly competitive. Wireless cable operators compete primarily with hard-wire cable companies that own local franchises in which they have the exclusive right to offer their services. Generally, hard-wire cable operators do not compete with one another because their respective service areas do not overlap. In most instances, the hard-wire cable operators with which the wireless cable operators compete serve more subscribers on both a local and national level and typically offer a larger selection of programming.

     In addition to competition from hard-wire cable television systems, wireless cable television operators face competition from a number of other sources, including potential competition from as yet unidentified sources engendered by the emerging trends and technologies in the subscription television industry, some of which are described below.

     Direct-to-Home ("DTH"). DTH satellite television services originally were available via satellite receivers which generally were seven to 12 foot dishes mounted in the yards of homes to receive television signals from orbiting satellites. Until the implementation of encryption, these dishes enabled reception of any and all signals without payment of fees. The advent of DBS has reduced the popularity of DTH, although the Company will to some degree compete with these systems in marketing its services. More recently, certain programming providers have begun offering up to 150 channels via DTH and DBS.


     DBS. DBS involves the transmission of an encoded signal directly from a satellite to the subscriber's premises. Because the signal is at a higher power level than DTH signals, its reception can be accomplished with a relatively small (18 inch to three foot) dish mounted on a rooftop or in the yard. Three DBS services currently are available nationwide, and one more is expected to be launched later in 1996. DBS currently has approximately 2.3 million subscribers nationwide. AT&T Corp. has announced plans to invest $137.5 million in DirecTV, Inc., a leading provider of DBS service, in exchange for a 2.5% equity interest and options to acquire up to a total of a 30.0% equity interest. MCI Communications Corp. ("MCI") has announced that it has entered into a DBS joint venture arrangement with News Corp., using a license that MCI recently won in an FCC auction for which MCI will pay $682.5 million. DBS currently cannot, for technical and legal reasons, provide local VHF/UHF broadcast channels as part of its service, although many subscribers receive such channels from standard off-air antennae. If a subscriber is unable to receive local network signals off-air, due to such subscriber's geographic location, the subscriber would be able to receive the network signals through DBS transmissions, but such transmissions would be limited to distant, rather than local, network signals. The cost to the subscriber of a DBS system to service one television set is approximately $200 to $700, which may or may not include the cost of installation. DBS subscribers also pay monthly subscription fees analogous to those paid by hard-wire cable system subscribers.

     Private Cable. Private cable is a multi-channel subscription television service where the programming is received by a common satellite receiver and then transmitted via coaxial cable throughout private property, often MDUs, without crossing public rights of way. Private cable operates under an agreement with a private landowner to service a specific MDU, commercial establishment or hotel. The FCC amended its rules to provide point-to-point delivery of video programming by private cable operators and other video delivery systems in the 18 gigahertz ("GHz") band. Private cable operators compete with wireless cable systems for exclusive rights of entry into larger MDUs.

     Telephone Companies. The 1996 Act permits local exchange carriers ("LECs") to provide video programming directly to customers in their respective telephone service areas. Under recently adopted FCC rules, LECs may operate as open video service providers subject to streamlined regulations as long as the LECs permit carriage of unaffiliated video programming providers on a just, reasonable and nondiscriminatory basis which will permit end users to access video program services provided by others. Several large telephone companies have announced plans to acquire or merge with existing hard-wire cable systems outside of the telephone company's service area.


     Two LECs, Bell Atlantic Corp. ("Bell Atlantic") and NYNEX, Inc. ("NYNEX"), have invested, in the aggregate, $100.0 million in CAI, which operates wireless cable systems in large urban markets that are primarily located in Bell Atlantic's and NYNEX's areas of operations. Bell Atlantic and NYNEX announced that their investment will allow them to enter the market for subscriber video services more quickly than by constructing a coaxial fiber optic network. Bell Atlantic and NYNEX are presently seeking approval for a proposed merger that would result in a Bell Atlantic takeover of NYNEX. In April 1995, Pacific Telesis Group ("PacTel"), a LEC based in California, acquired Cross Country Wireless, Inc. ("Cross Country"), which operates a wireless cable system and holds channel rights in southern California, for approximately $175.0 million. Similar to Bell Atlantic and NYNEX, PacTel announced that its acquisition of Cross Country will allow PacTel to enter the market for subscriber video services on an expedited basis. In November 1995, PacTel announced it would acquire Wireless Holdings, Inc., which operates wireless cable systems and holds channel rights in California, Washington, Florida and South Carolina, for approximately $170.0 million. Bell Atlantic and NYNEX own a 10.0% equity interest in CS Wireless Systems, Inc., which operates and is developing wireless cable systems primarily in the midwestern United States. In May 1996, BellSouth Corp. announced it had secured rights to serve the New Orleans, Louisiana market by successfully bidding $12.0 million for the wireless cable system there. On September 18, 1996, BellSouth Corporation announced that it entered into a non-binding letter of intent for the purchase of wireless cable assets in Miami, Florida from National Wireless Holdings, Inc. for $48.0 million. The competitive effect of the entry of telephone companies into the subscription television business, including wireless cable, is uncertain at this time.


     Local Off-Air VHF/UHF Broadcasts. Local off-air VHF/UHF broadcasts (such as ABC, NBC, CBS and Fox) provide free programming to the public. Pursuant to the 1992 Cable Act, local broadcasters may require that subscription television operators obtain their consent before retransmitting local off-air VHF/UHF broadcasts. See "Risk Factors -- Government Regulation" and "-- Dependence Upon Program Material and Channel Lease Agreements." The FCC also has recently permitted broadcast networks to acquire, subject to certain restrictions, ownership interests in hard-wire cable systems.


     LMDS. In 1993, the FCC proposed to redesignate the 28 GHz band to create a new video programming delivery service referred to as LMDS. The FCC proposed to allow at least two new wireless video program distributors with access to more than 49 channels each. After a Second and Third Further Notice of Proposed Rule Making ("NPRM") setting forth various spectrum-sharing proposals, the FCC in its First Report and Order allocated 1,000 MHz of spectrum in the 28 GHz band to LMDS despite opposition from both fixed and mobile satellite operators who also will share portions of the band. In addition, the FCC issued a Fourth NPRM to allocate additional spectrum in the 31 GHz band to permit LMDS operators to offer two-way services. Consideration of an earlier proposal to move LMDS to spectrum above 40 GHz has been rejected by the FCC. The Fourth NPRM also indicates the FCC will consider competitive issues raised by the 1996 Act, including the eligibility of LECs and cable operators for LMDS licenses. Service Rules are expected soon and the FCC has announced its intention to begin auctioning LMDS spectrum in late 1996 or early 1997.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Certain information concerning the directors and executive officers of the Company is set forth below.


              NAME                  AGE                  POSITION WITH THE COMPANY
---------------------------------   ---    -----------------------------------------------------
Dean L. Buntrock(1)(2)...........   65     Chairman of the Board
William W. Kingery, Jr...........   50     President, Chief Executive Officer and Director
Sharan L. Wilson.................   45     Chief Operating Officer
Jeb Dickey.......................   41     Chief Financial Officer, Treasurer and Assistant
                                           Secretary
Jennifer L. Richter..............   30     Vice President and General Counsel
Christopher Scurto...............   34     Vice President of Marketing
Kenneth Gores....................   48     Vice President of Engineering
Peer Pedersen(1).................   71     Director and Secretary
Roy F. Coppedge III(3)...........   48     Director
Barbara M. Ginader(3)............   40     Director
George D. Johnson, Jr.(1)(2).....   54     Director


-------------------------
(1) Member of Compensation Committee. See "Certain Transactions" regarding transactions between the Company and certain members of the Compensation Committee as promoters.

(2) Nominee of the Designated Original Investors (as defined below) pursuant to the Stockholders Agreement.

(3) Nominee of Boston Ventures pursuant to the Stockholders Agreement.

     All directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and qualified. All officers of the Company serve at the discretion of the Board of Directors.


     The Company and substantially all of its current stockholders and Boston Ventures are parties to the Stockholders Agreement, which establishes, among other things, the obligation of all such stockholders to vote their shares at all elections of directors in favor of two individuals designated by Boston Ventures and two individuals designated by a group of investors comprised of Canal Investment Society, L.P., George D. Johnson, Jr., and the interests controlled by the Buntrock family (collectively, the "Designated Original Investors"). See "Principal Stockholders -- Stockholders Agreement."


     The present principal occupation and employment background of each of the executive officers and directors is as follows:

     Dean L. Buntrock. Mr. Buntrock has been Chairman of the Board of Directors of the Company since its incorporation in 1994. Mr. Buntrock has been Chairman of the Board and until June 1996 was Chief Executive Officer of WMX Technologies, Inc. (formerly Waste Management, Inc.) since 1968. From May 1993 to January 1995, Mr. Buntrock served as Chairman of the Board and Chief Executive Officer of Chemical Waste Management, Inc., a subsidiary of WMX Technologies, Inc. In addition, Mr. Buntrock serves as a director of Waste Management International, PLC, Wheelabrator Technologies, Inc., Boston Chicken, Inc. and First Chicago Corporation.

     William W. Kingery, Jr. Mr. Kingery has served as the President, Chief Executive Officer, and a Director of the Company since 1994. Mr. Kingery has over two decades of experience in the development of successful cable television systems in the United States. Mr. Kingery began his career with Scientific Atlanta, Inc., where he was responsible for providing financing services to potential purchasers of cable television equipment and helped in acquiring both debt and equity financing for the company. From 1976 to 1981, he was Vice President of Finance and Corporate Development and Chief Financial Officer for United

Cable Television, a New York Stock Exchange ("NYSE") listed company. Mr. Kingery joined Daniels & Associates, Inc., where he spent six years as President. In 1988, Daniels & Associates was sold to United Artists Cable Systems. As part of that sale, Mr. Kingery became Executive Vice President of United Artists Cable Systems with responsibility for 90 cable systems serving approximately 1,300,000 subscribers. From 1989 until joining WBSA in 1994, Mr. Kingery provided consulting services to the communications industry. Mr. Kingery also serves as a Director of the Wireless Cable Association International.


     Sharan L. Wilson. Ms. Wilson joined the Company as Chief Operating Officer in July 1996. From 1992 to July 1996, Ms. Wilson served as a Vice President of Operations and Corporate Development for TCI. Ms. Wilson also was the President of Netlink, a C-BAND programming concern in 1992. From 1989 to 1991, Ms. Wilson served as the senior vice president for United Artists Cable Systems where she was responsible for strategic planning and day-to-day operations for the Company's western division which included 25 cable systems serving approximately 725,000 subscribers.


     Jeb Dickey. Mr. Dickey has served as the Chief Financial Officer, Treasurer and Assistant Secretary of the Company since its incorporation in 1994. From 1990 to 1993, Mr. Dickey was the Chief Financial Officer of Prime Racing Ventures, a sports promotion and television programming company located in Denver, Colorado. Mr. Dickey's financial career includes previous tax and audit experience with Price Waterhouse LLP and Coopers & Lybrand L.L.P.


     Jennifer L. Richter. Ms. Richter has served as Vice President and General Counsel of the Company since July, 1994. From April 1992 to July 1994, Ms. Richter was an associate with the law firm of Pepper & Corazzini, L.L.P. where she specialized in the representation of wireless cable, private cable and private telephone companies. Prior to that position, Ms. Richter served as a federal judicial clerk for the United States Sentencing Commission from August 1991 through April 1992. She graduated from Drake University School of Law in May 1991 with a J.D. and an M.A. in Mass Communications, and is licensed to practice in Illinois and the District of Columbia.


     Christopher Scurto. Mr. Scurto has served as Vice President of Marketing of the Company since July 1994. Prior to joining the Company, Mr. Scurto was Manager of Marketing and Business Development at US WEST Enhanced Services from 1992 to 1994 and Director of Marketing for United Artists Cable Systems from 1989 to 1991.

     Kenneth Gores. Mr. Gores has served as the Vice President of Engineering of the Company since November 1995. From October 1990 to July 1996, Mr. Gores was the Vice President of Engineering for Paragon Cable, a hard-wire cable operator in Portland, Oregon.

     Peer Pedersen. Mr. Pedersen has been a Director of the Company since its incorporation in 1994. He is founder and Chairman of Pedersen & Houpt, a Chicago law firm. Mr. Pedersen has been a Director of the Company since 1994 and serves on the Board of Directors of a number of companies, including Aon Corporation, Boston Chicken, Inc., Extended Stay America, Inc., H(2)O Plus, Inc., Latin America Growth Fund, Inc., Tempel Steel Company and WMX Technologies, Inc.

     Roy F. Coppedge III. Mr. Coppedge has been a Director of the Company since 1995. He has served as a general partner and director of Boston Ventures since August 1983. Prior to that date he had been a First Vice President of The First National Bank of Boston and had headed the bank's U.S. Merchant Banking Group. Mr. Coppedge is currently a director of American Media Group, Inc., Falcon Holding Group, L.P. and Continental Cablevision, Inc.

     Barbara M. Ginader. Ms. Ginader has been a Director of the Company since 1995. She has served as a general partner and director of Boston Ventures since January 1993. Prior to January 1993, Ms. Ginader had been a managing director at Bear, Stearns, & Co., Inc. from 1985 through 1992 with a year (1991) as a managing director at Chemical Bank. She is currently a member of the board of advisors of Motown Cafe, L.L.C. and a member of the board of representatives of Brew House, L.L.C.

     George D. Johnson, Jr. Mr. Johnson has been a Director of the Company since its incorporation in 1994. He is currently Chairman and President of Extended Stay America, Inc. From July 1987 through August

1993, Mr. Johnson served as general partner, President and Chief Executive Officer of WJB Video, which developed over 200 Blockbuster Video stores prior to merging into Blockbuster Entertainment Corporation in 1993. Mr. Johnson is also a director of Duke Power Company, Republic Industries, Inc. and Viacom, Inc.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1994 and 1995 of the Chief Executive Officer of the Company ("Named Officer"). No other executive officer of the Company received more than $100,000 in compensation during 1995.


                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                              ANNUAL COMPENSATION    -----------------
                                                              -------------------    SHARES UNDERLYING
            NAME AND PRINCIPAL POSITION               YEAR     SALARY      BONUS     STOCK OPTIONS(1)
---------------------------------------------------   ----    --------    -------    -----------------
William W. Kingery, Jr.............................   1994    $131,542    $50,000           62,576
  President, Chief Executive Officer and
     Director(2)                                      1995    $150,000    $75,000          111,246


-------------------------

(1) After the Offering, the options shall be exercisable for shares of Class B Common Stock.


(2) Mr. Kingery was first employed and compensated by the Company in February 1994.

     The following table sets forth information on grants of stock options to the Named Officer pursuant to the Company's Stock Option Plan (as defined herein) during the fiscal year ended December 31, 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                               INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                          ------------------------------------------------------------            VALUE
                          NUMBER OF   PERCENTAGE OF                                      AT ASSUMED ANNUAL RATES
                          SECURITIES  TOTAL OPTIONS                                       OF STOCK APPRECIATION
                          UNDERLYING   GRANTED TO      EXERCISE                              FOR OPTION TERM
                           OPTIONS    EMPLOYEES IN       PRICE      GRANT   EXPIRATION   -----------------------
          NAME            GRANTED(1)      1995        (PER SHARE)   DATE       DATE         5%           10%
------------------------  ---------   -------------   -----------   -----   ----------   --------     ----------
William W. Kingery,
  Jr....................   111,246        45.7%          $8.37      March   March         $585,600     $1,484,100
                                                                    1995    2005


-------------------------

(1) After the Offering, the options shall be exercisable for shares of Class B Common Stock.


     The following table sets forth information with respect to the unexercised options to purchase the Class B Common Stock granted in 1995 under the Stock Option Plan (as defined herein). The Named Officer did not exercise any stock options during the 12 month period ended December 31, 1995.

                         FISCAL YEAR-END OPTION VALUES


                                                     NUMBER OF                      VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS               IN-THE-MONEY OPTIONS AT
                                            HELD AT DECEMBER 31, 1995(1)            DECEMBER 31, 1995(2)
                                           ------------------------------      ------------------------------
                  NAME                     EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
----------------------------------------   -----------      -------------      -----------      -------------
William W. Kingery, Jr..................      15,644           158,178          $ 103,700        $ 1,048,600


-------------------------

(1) After the Offering, the options shall be exercisable for shares of Class B Common Stock.



(2) Market value of the underlying securities is the midpoint of the range of the anticipated initial public offering price of the Class A Common Stock of $15.00 per share less the exercise price of "in-the-money" options.


EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with Mr. Kingery in February 1994 (the "Kingery Employment Agreement"). Pursuant to the Kingery Employment Agreement, Mr. Kingery serves as Chief

Executive Officer of the Company. The initial term of the employment agreement was for two years; however, it automatically renews for successive one-year periods unless either party to the agreement gives the other notice of its intent to terminate the agreement at least 60 days prior to the expiration of the current term or any succeeding one year period. Mr. Kingery's minimum annual base salary is $150,000 and he also is entitled to a productivity bonus under which he may earn a bonus of up to 50.0% of his base salary as determined by the Company's Compensation Committee in its sole discretion.



     Pursuant to the Kingery Employment Agreement, Mr. Kingery was granted options to purchase 62,576 shares of the Class B Common Stock under the Stock Option Plan. Mr. Kingery is entitled to receive such other benefits, pension or health plans as are received by other officers of the Company. The Kingery Employment Agreement contains a non-competition provision which extends for two years after termination of the agreement. The Kingery Employment Agreement may be terminated by the Company upon Mr. Kingery's death or disability or for "Cause," as defined in the Kingery Employment Agreement. If Mr. Kingery is terminated other than upon his death or disability or for Cause, Mr. Kingery or his representatives will continue to be paid under the agreement for the balance of the then current term.



     The Company entered into an employment agreement with Ms. Wilson in July 1996 (the "Wilson Employment Agreement"). Pursuant to the Wilson Employment Agreement, Ms. Wilson serves as Chief Operating Officer of the Company. The initial term of the employment agreement is for one year; however, it renews for successive one-year periods unless either party to the agreement gives the other notice of intent to terminate the agreement at least 60 days prior to the expiration of any current one-year period. Ms. Wilson's minimum annual base salary is $125,000 and she may earn a productivity bonus in an amount determined annually by the Company's Compensation Committee in its sole discretion.



     Pursuant to the Wilson Employment Agreement, Ms. Wilson was granted options to purchase 52,147 shares of the Class B Common Stock under the Stock Option Plan (as herein defined) at the initial public offering price per share. Ms. Wilson is entitled to receive such other benefits, pension or health plans as are received by other officers of the Company. The Wilson Employment Agreement contains a non-competition provision which extends for two years after termination of the agreement. The Wilson Employment Agreement may be terminated by the Company upon Ms. Wilson's death or disability or for "Cause," as defined in the Wilson Employment Agreement. If Ms. Wilson is terminated other than upon her death or disability or for Cause, Ms. Wilson or her representatives will continue to be paid under the agreement for the balance of the then current term.


STOCK OPTION PLAN


     On March 15, 1995, the Board of Directors and stockholders of the Company unanimously adopted a Restated Stock Option Plan (the "Stock Option Plan"), pursuant to which 539,371 shares of the then existing class of the common stock were reserved for issuance. As of October 31, 1996, pursuant to the Stock Option Plan, the Company has outstanding options to purchase an aggregate of 407,475 shares of Class B Common Stock to employees of the Company of which options to purchase 355,328 shares have an exercise price of $8.37 per share and options to purchase 52,147 shares have an exercise price of the initial public offering price per share.


     The purpose of the Stock Option Plan is to encourage key employees of the Company to acquire a proprietary interest in the Company and to generate an increased incentive to contribute to the Company's future success and prosperity. All options granted under the Stock Option Plan will be nonqualified stock options. The Compensation Committee of the Board of Directors of the Company is the Plan Administrator and has the power to select employees for participation, determine the number of shares of Class B Common Stock subject to each grant and the vesting, option price and terms of exercise; provided, however that no options under the Stock Option Plan may be granted until first approved by Boston Ventures. The Compensation Committee also may adjust the number of shares of Class B Common Stock subject to option grants in order to prevent dilution or enlargement of the benefits or potential benefits of the option grant. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution. Subject to vesting requirements, options granted under the Stock Option Plan may be exercised only by the participant, with certain exceptions in the event of death during his or her employment and for certain periods thereafter. No individual may receive options on more than 260,734 shares of Class B Common Stock under the Stock Option Plan and no options under the Stock Option Plan may be granted after May 10, 2005. No option may be exercised earlier than one year from the date of grant.


NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN


     In October 1996, the Stockholders and the Board of Directors of the Company adopted a 1996 Stock Option Plan for Non-Employee Directors (the "Directors Plan"). Under the Directors Plan, 200,000 shares of Class B Common Stock were reserved for issuance. Holders of Common Stock prior to the Offering and their affiliates are not eligible participants under the Directors Plan. At this time, no members of the Board of Directors are eligible participants in the Directors Plan.



     The Directors Plan is intended to assist the Company in attracting and retaining directors of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The Directors Plan will provide for automatic grants of non-qualified stock options covering that number of shares of Class B Common Stock which at the time of grant will have a fair market value of $50,000, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The Directors Plan will be administered by the Board of Directors of the Company and is intended to satisfy the requirements of Rule 16b-3 under the Exchange Act.


DIRECTORS' FEES


     Following consummation of the Offering, non-employee directors of the Company will receive a fee of $500 per meeting and options to acquire Class B Common Stock for their services as directors of the Company. Directors who are also employees of the Company receive no additional compensation for serving as directors. The Company reimburses all directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors.


401(K) PLAN

     Effective January 1, 1996, the Company instituted a 401(k) plan for its eligible employees. All employees of the Company who have been employed for three months are eligible to participate in the plan beginning on the first day of the first fiscal quarter following the completion of three months of service. Participants in the 401(k) plan may contribute up to 15.0% of their total base compensation to the plan. The Company reserves the right to make matching contributions in an amount not to exceed 5.0% of any participant's total base compensation. Each employee's interest in contributions of the Company vests 25.0% per year for the first two years of service and 50.0% in the third year of service with the Company. Service before January 1, 1996, with the exception of employees covered by the 401(k) plan previously in place at the Sacramento System, is not counted toward the vesting. Contributions of the Company may be made without regard to the profitability of the Company. The trustees of the 401(k) plan are Jeb Dickey and Jennifer L. Richter.

                              CERTAIN TRANSACTIONS


     Dean L. Buntrock, George D. Johnson, Jr. and E. Craig Wall founded the Predecessor Partnership, selling $12.0 million in limited partnership interests to investors in 1992 and 1993. Messrs. Buntrock, Johnson and Wall, either individually or through affiliates contributed $2,167,000, $917,000 and $1,167,000, respectively to the Predecessor Partnership in return for which they received limited partnership interests representing 18.1%, 7.6% and 9.7% of the total limited partnership interests respectively. In 1993 and 1994, the Predecessor Partnership incurred management fee expenses, payable to its general partner, an affiliate of Mr. Johnson, of approximately $106,000 per year. In March 1994, the Company was formed and the common stock was exchanged for the limited partnership interests in the Predecessor Partnership. In connection with the aforementioned exchange, the accrued management fees, net of unfunded general partner contributions, were contributed to the Company as additional capital. In addition, the Company raised an additional $15.7 million in equity from its initial stockholders. Messrs. Buntrock, Johnson and Wall, either individually or through affiliates, contributed their limited partnership interests in the Predecessor Partnership plus

$2,889,000, $1,857,000 and $1,555,000, respectively to the Company in return for which they received 762,006, 322,788 and 410,742 shares of Common Stock, respectively. In March and April 1995, the Company granted warrants to its existing stockholders on a pro rata basis in conjunction with the sale of Convertible Preferred Stock to Boston Ventures. Messrs. Buntrock, Johnson and Wall, either individually or through affiliates received warrants to purchase 428,124, 181,123 and 230,488 shares of Class B Common Stock, respectively. Peer Pedersen, one of the Company's directors and a beneficial owner of shares, is a shareholder of Pedersen & Houpt, P.C., counsel to the Company. The Company paid or accrued fees for legal services rendered by Pedersen & Houpt, P.C., for the years ended December 31, 1993, 1994 and 1995, of approximately $208,000, $208,000 and $361,000, respectively. In connection with the Offering, the Company has agreed to release the Original Investors (as defined in the Stockholders Agreement), including Messrs. Buntrock, Johnson and Wall, from their indemnity obligations under the Stockholders Agreement in consideration for them agreeing to permit the Company to cancel the warrants. Messrs. Buntrock and Johnson, along with Mr. Pedersen, guaranteed the $14.0 million Previous Credit Facility for the Company for which they received no compensation. The Previous Credit Facility was repaid in November 1995 and the guarantees have been released. See "Principal Stockholders -- Stockholders Agreement."

                             PRINCIPAL STOCKHOLDERS


     The following table below sets forth certain information with respect to the beneficial ownership as of October 31, 1996 of the Common Stock of the Company with respect to: (i) each person or entity known to the Company who beneficially owns 5.0% or more of the outstanding shares of such Common Stock;
(ii) each of the Company's directors; and (iii) all executive officers and directors of the Company as a group. Unless otherwise indicated, the persons listed in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The table below assumes that the Conversion occurred as of October 31, 1996.


                                    BENEFICIAL              BENEFICIAL              BENEFICIAL
                                     OWNERSHIP              OWNERSHIP               OWNERSHIP
                                    OF CLASS A              OF CLASS B           OF COMMON STOCK
                                  COMMON STOCK(1)        COMMON STOCK(1)        AFTER OFFERING(2)      PERCENT OF TOTAL
                                -------------------    --------------------    --------------------      VOTING POWER
   NAME OF BENEFICIAL OWNER     NUMBER      PERCENT     NUMBER      PERCENT     NUMBER      PERCENT    AFTER OFFERING(3)
------------------------------  -------     -------    ---------    -------    ---------    -------    -----------------


DIRECTORS AND EXECUTIVE
  OFFICERS
Dean L. Buntrock(4)...........       --         --       792,287       9.3%      792,287       6.9%            9.0%
3003 Butterfield Road
Oak Brook, Illinois 60521
William W. Kingery, Jr.(5)....       --         --        59,100         *        59,100         *               *
312 Quito Place
Castle Rock, Colorado
Jeb Dickey(6).................       --         --        11,950         *        11,950         *               *
3323 South Salida Way
Aurora, Colorado 80013
Kenneth Gores(7)..............       --         --         6,518         *         6,518         *               *
9411 Southern Hill Circle
Littleton, Colorado 80123
Jennifer L. Richter(6)........       --         --        11,950         *        11,950         *               *
1011 S. Valentia Street
Villa #137
Denver, Colorado 80231
Christopher Scurto(6).........       --         --        11,950         *        11,950         *               *
3320 Dinero Place
Castle Rock, Colorado
Roy F. Coppedge III(8)........  712,621      100.0%    4,180,824      49.2     4,893,445      42.4            48.3
21 Custom House Street
Boston, Massachusetts 02110
Barbara M. Ginader(9).........  712,621      100.0     4,180,824      49.2     4,893,445      42.4            48.3
21 Custom House Street
Boston, Massachusetts 02110
George Dean Johnson, Jr. .....       --         --       352,160       4.2       352,160       3.1             4.0
909 Poinoina Drive
Ft. Lauderdale, Florida
Peer Pedersen(10).............       --         --       352,102       4.2       352,102       3.1             4.0
                                -------     -------    ---------    -------    ---------    -------            ---
161 N. Clark Street,
Suite 3100
Chicago, Illinois 60601
Total for Directors and.......  712,621      100.0     5,778,841      68.1     6,491,462      56.4            66.5
Executive Officers(11)
OTHER BENEFICIAL OWNERS
Canal Investment Society,
  L.P.........................       --         --       440,185       5.2       440,185       3.8             5.0
2431 Highway 501
P.O. Box 260001
Conway, SC 29526

                                    BENEFICIAL              BENEFICIAL              BENEFICIAL
                                     OWNERSHIP              OWNERSHIP               OWNERSHIP
                                    OF CLASS A              OF CLASS B           OF COMMON STOCK
                                  COMMON STOCK(1)        COMMON STOCK(1)        AFTER OFFERING(2)      PERCENT OF TOTAL
                                -------------------    --------------------    --------------------      VOTING POWER
   NAME OF BENEFICIAL OWNER     NUMBER      PERCENT     NUMBER      PERCENT     NUMBER      PERCENT    AFTER OFFERING(3)
------------------------------  -------     -------    ---------    -------    ---------    -------    -----------------
Boston Ventures(12)...........  712,621      100.0%    4,180,824      49.2%    4,893,445      42.4%           48.3%
21 Custom House Street
Boston, Massachusetts 02110
Total for all Beneficial
  Owners(11)(12)..............  712,621      100.0%    6,219,026      73.3%    6,931,647      60.2%           71.5%


-------------------------
  *  Less than one percent.


 (1) Beneficial Ownership represents the beneficial ownership of the Common Stock of the Company as of October 31, 1996 on a fully diluted basis, giving effect to the exercise of all vested options and the Conversion. The Percentage of Beneficial Ownership of Common Stock prior to the Offering is calculated based on 4,185,691 shares issued and outstanding, 4,893,445 shares issuable upon Conversion and 123,275 shares issuable upon the exercise of vested options under the Stock Option Plan for a total of 9,202,411 shares on a fully diluted basis.



 (2) Percentage Beneficial Ownership of Common Stock After Offering is based upon the number of shares of Common Stock owned by each beneficial owner divided by 9,202,411 shares of Common Stock on a fully diluted basis plus 2,350,000 shares of Class A Common Stock issued in the Offering.


 (3) Percent of Total Voting Power After Offering is based on ten votes per share of Class B Common Stock and one vote per share of Class A Common Stock.


 (4) Includes: (i) 440,127 shares of Class B Common Stock held of record by Dean
     L. Buntrock; and (ii) 352,160 shares of Class B Common Stock held of record by the Buntrock Family Partnership I Limited Partnership, the general partner of which is Dean L. Buntrock. Does not include 176,051 shares of Class B Common Stock held by Buntrock/Nuzzo Limited Partnership, the general partner of which is Rosemarie Buntrock, Dean L. Buntrock's wife, of which Mr. Buntrock has disclaimed beneficial ownership.



 (5) Options to purchase 173,822 shares of Class B Common Stock have been granted to Mr. Kingery pursuant to the Stock Option Plan of which 59,100 are presently exercisable.



 (6) Options to purchase 30,419 shares of Class B Common Stock have been granted to each of Mr. Dickey, Ms. Richter and Mr. Scurto pursuant to the Stock Option Plan, of which each may presently exercise 11,950.



 (7) Options to purchase 26,073 shares of Class B Common Stock have been granted to Mr. Gores pursuant to the Stock Option Plan, of which 6,518 are presently exercisable.



 (8) These shares are beneficially owned by Boston Ventures, of which Mr. Coppedge is a general partner and as to which he shares voting and investment power. See Notes (9) and (12).



 (9) These shares are beneficially owned by Boston Ventures, of which Ms. Ginader is a general partner and as to which she shares voting and investment power. See Notes (8) and (12).



(10) These shares of Class B Common Stock are beneficially owned by Pedersen Family Partnership I Limited Partnership, of which Mr. Pedersen, a Director of the Company, is the general partner.



(11) Totals for all Beneficial Owners and Directors and Executive Officers do not include double counting of the shares of Common Stock held of record by the Pedersen Family Partnership I Limited Partnership and Boston Ventures which are also beneficially owned by Peer Pedersen and Roy F. Coppedge III and Barbara M. Ginader, respectively.



(12) Boston Ventures Limited Partnership IV ("Fund IV") is the beneficial owner of 425,924 shares of Class A Common Stock and 2,498,824 shares of Class B Common Stock. Boston Ventures Limited Partnership IVA ("Fund IVA") is the beneficial owner of 286,697 shares of Class A Common Stock and 1,682,000 shares of Class B Common Stock. Boston Venture Company Limited Partnership IV is the general partner of both Fund IV and Fund IVA and has sole power to vote and dispose of all of the shares of Common Stock owned by the funds. The general partners of Boston Venture Company

Limited Partnership IV are Barbara M. Ginader, a Director of the Company, Roy F. Coppedge III, a Director of the Company, Anthony J. Bolland, Martha H.W. Crowninshield, William F. Thompson, Richard L. Wallace and James M. Wilson. See
     Notes (8) and (9).



STOCKHOLDERS AGREEMENT



     The Company and all but one of its stockholders prior to this Offering are parties to a Stockholders Agreement. The Stockholders Agreement requires each party thereto to vote its shares at all elections of directors in favor of two directors designated by Boston Ventures and two directors designated by the Designated Original Investors (as defined in the Stockholders Agreement).


     The Stockholders Agreement also provides that the Company will not (except in certain circumstances such as a public offering like this Offering), sell any of its equity securities without first offering each stockholder the right to purchase its proportionate percentage of such securities.


     The Stockholders Agreement places limitations on the transfer of shares by each stockholder and also provides Boston Ventures and the Designated Original Investors with the right, upon a vote of two-thirds of the shares held by Boston Ventures and the Designated Original Investors to sell their shares of the Company's stock to a third party, to cause the Other Original Investors (as defined in the Stockholders Agreement) to sell a percentage of their shares equal to the percentage sold by Boston Ventures and the Designated Original Investors ("take along" rights).


     The Stockholders Agreement grants Boston Ventures and the Designated Original Investors certain registration rights with respect to Common Stock held by them. Each of these stockholder groups possesses an unlimited right to request registration of the Common Stock provided that at least 20.0% of the Common Stock then held by them is being requested to be registered or such lesser amount as long as: (i) the aggregate offering price is expected to be at least $10.0 million or (ii) the lesser amount represents all of the Common Stock held by the stockholders. Boston Ventures and the Designated Original Investors also have an unlimited right to request "piggyback" registration in offerings initiated by the Company. Boston Ventures and the Designated Original Investors have, however, waived their "piggyback" rights with respect to the Offering.


     Pursuant to the Stockholders Agreement, the Original Investors (as defined in the Stockholders Agreement) indemnified the Company (the "Indemnity Obligation") for any amounts which the Company or a subsidiary may be liable to pay to Charles J. Mauszycki and/or Family Entertainment Network or Wireless Cable of Florida, Inc. based on equity or profit sharing arrangements entered into with such persons and the Company pursuant to a final judgment entered against the Company or a subsidiary, or pursuant to a settlement if the Company and the Original Investors holding 66.7% of all Original Investors' holdings of Common Stock decide to settle with such persons. Immediately prior to the closing of the Offering, the Original Investors will be released by the Company from their Indemnity Obligation as consideration for cancellation of the warrants. See "Certain Transactions" and "Description of Capital Stock -- Warrants." The Company has settled with two of the three shareholders and is negotiating with the third for settlement. See "Business -- Legal Proceedings."


PREFERRED STOCK PURCHASE AGREEMENT


     Certain provisions of the Preferred Stock Purchase Agreement survive the Conversion and terminate on the date on which Boston Ventures no longer holds at least 20.0% of the shares of Common Stock. Pursuant to such agreement, the Company must obtain the consent of Boston Ventures for material transactions that include: mergers, consolidations, acquisitions and sales of systems; incurrence of debt in excess of $500,000; issuance of equity securities; or amending its Certificate or Bylaws. Boston Ventures has consented to the sale of equity securities in the Offering.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 10,000,000 shares of Class A Common Stock, $.01 par value per share, 15,000,000 shares of Class B Common Stock, $.01 par value per share and 10,000,000 shares of preferred stock. As of October 31, 1996 and giving effect to the Conversion, there were issued and outstanding 712,621 shares of Class A Common Stock and 8,366,515 shares of Class B Common Stock.


     The following summary of the terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and the Certificate.


COMMON STOCK



     Each holder of Class A Common Stock is entitled to one vote for each share held of record on matters coming before the stockholders for a vote. Each holder of Class B Common Stock is entitled to ten votes for each share held of record on matters coming before the stockholders for a vote. At the election of the holder of shares of Class B Common Stock, such shares are convertible on a one-for-one basis into shares of Class A Common Stock. In addition, shares of Class B Common Stock automatically convert to shares of Class A Common Stock upon the sale of such shares to a person who is not then currently a Class B stockholder or an affiliate thereof. The issued and outstanding shares of Class B Common Stock shall be reduced by the number of shares of Class B Common Stock converted to shares of Class A Common Stock. Holders of both classes of Common Stock have no cumulative voting rights with respect to the election of directors and have no preemptive or other rights to purchase additional securities of the Company.



     Subject to the prior rights of the holders of any preferred stock issued hereafter, the holders of the Common Stock of the Company are entitled to receive, pro rata, such dividends as may be declared by the Board of Directors out of funds legally available therefor, and are entitled to share, pro rata, in any other distribution to stockholders. Dividends may not be paid on the Common Stock as long as the Revolving Credit Facility remains in place.



     Except as otherwise described above, the rights and preferences of each class of Common Stock are identical in all respects one with the other, including dividend rights and rights upon liquidation or dissolution.


CONVERTIBLE PREFERRED STOCK


     In March and April of 1995, Boston Ventures purchased 35,000 shares of Convertible Preferred Stock for $35.0 million which shares will be converted into Class B Common Stock and the accrued dividend thereon into Class A Common Stock immediately prior to the Offering.


PREFERRED STOCK


     The Company's Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.


WARRANTS


     In March and April 1995, the Company issued warrants to all of its then existing shareholders. Immediately prior to the closing of the Offering, these warrants will be cancelled, with the consent of the warrant holders, in consideration for the Company's releasing the holders from the Indemnity Obligation. See "Principal Stockholders -- Stockholders Agreement" and "Certain Transactions."

BUSINESS COMBINATION PROVISION

     The Company is subject to Section 203 of the Delaware Act. In general,
Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Section 203 defines a "business combination" to include: (i) any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder or any corporation, partnership, unincorporated association or other entity if caused by an interested stockholder; (ii) any sale, lease, transfer, pledge or other disposition involving an interested stockholder of assets of the corporation or a majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10.0% or more of the consolidated assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or such subsidiary to an interested stockholder;
(iv) any transaction involving the corporation or any majority-owned subsidiary which has the effect of increasing the proportionate share of any class or series of stock of the corporation or any majority-owned subsidiary, beneficially owned by the interested stockholder; or (v) the receipt by an interested stockholder of the benefit of any loans, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary. In addition, Section 203 generally defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION ON LIABILITY

     As permitted by the provisions of the Delaware Act, the Certificate eliminates, in certain circumstances, the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director: (i) for a breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 174 of the Delaware Act (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware Act); or (iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

     If the Delaware Act is amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of a director or officer of the Company shall, in addition to the limitation of personal liability provided in the Certificate be limited or eliminated to the fullest extent permitted by the Delaware Act, as from time to time amended.

INDEMNIFICATION

     Under Section 145 of the Delaware Act, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The

Certificate provides that the Company will indemnify its directors and officers to the fullest extent permitted by law. Under the provisions of the Certificate, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding shall be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification under the Certificate includes payment by the Company of expenses in defending an action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the indemnified party to repay such advance if it is ultimately determined that such person is not entitled to indemnification under the Certificate, which undertaking may be accepted without reference to the financial ability of such person that makes such repayments. The Company is not responsible for the indemnification of any person seeking indemnification in connection with a proceeding initiated by such person unless the initiation was approved by the Board of Directors of the Company. The Certificate and the Delaware Act further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Certificate, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Class A Common Stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering and based on the shares of Common Stock outstanding as of October 31, 1996, the Company will have a total of 11,429,136 shares of Common Stock outstanding, assuming no exercise of vested options after October 31, 1996. Of these shares, the 2,350,000 shares of Class A Common Stock offered hereby (2,702,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The 712,621 shares of Class A Common Stock issued in connection with the Conversion, the 8,366,515 shares of Class B Common Stock outstanding and any shares purchased in this Offering by an affiliate are Restricted Shares. Because Class B Common Stock is convertible into Class A Common Stock, however, sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Class A Common Stock. Of the 9,079,136 shares of Common Stock held by the Company's stockholders, agreements with respect to 9,074,269 of such shares have been entered into providing that holders of such shares will not directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. The number of shares of such Common Stock available for sale in the public market is further limited by restrictions under the Securities Act.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares must be aggregated) who has beneficially owned "restricted shares" for at least two years, including any person who may be deemed an "affiliate" of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1.0% of the number of shares of Class A Common Stock then outstanding (approximately 3,062,621 shares immediately after this Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Class A Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements set forth above. Because of the restrictions noted above, beginning 180 days after the effective date of this Offering, 9,079,136 shares of Common Stock and any shares of Class A Common Stock purchased by an affiliate pursuant to this Offering will be eligible for sale in the public market subject to Rule 144.



     In addition, holders of 712,621 shares of Class A Common Stock and 8,366,515 shares of Class B Common Stock may require the Company to register such shares under the Securities Act, which would permit such holders to resell a certain amount of their shares without complying with Rule 144. Such holders have, however, waived their registration rights with respect to the Offering and have agreed to a similar 180-day lock-up with respect to their shares of Common Stock. See "Principal Stockholders -- Stockholders Agreement" and "Underwriting."



     The Company has reserved for issuance 200,000 shares of Class B Common Stock under the Directors Plan and 539,371 shares of Class B Common Stock under the Stock Option Plan. As of October 31, 1996, options to purchase a total of 407,475 shares of Class B Common Stock pursuant to the Stock Option Plan were outstanding, of which options to purchase 355,328 shares have an exercise price of $8.37 per share and options to purchase 52,147 shares have an exercise price at the initial public offering price per share. As of October 31, 1996, options to purchase 123,275 shares are exercisable. Of the shares issuable upon exercise of outstanding options, 399,792 are subject to a similar lock-up period with respect to such shares. See "Management -- Stock Option Plan" and "Underwriting."


     Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options. See "Management -- Non-Employee Director Stock Option Plan."



     Prior to this Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale" and "Description of Capital Stock."

                                  UNDERWRITING


     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Lehman Brothers Inc. are acting as the representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the numbers of shares of Class A Common Stock set forth below opposite their respective names:



                                                                               NUMBER
                                    UNDERWRITER                               OF SHARES
        -------------------------------------------------------------------   ---------
        Prudential Securities Incorporated.................................
        Lehman Brothers Inc................................................

                                                                              ---------
               Total.......................................................   2,350,000
                                                                              =========


     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Class A Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the Class A Common Stock initially at the initial public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow selected dealers a concession of $ per share; and such
dealers may reallow a concession of $   per share to certain other dealers.
After the initial public offering, the initial offering price and the concession may be changed by the Representatives.


     The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 352,500 additional shares of Class A Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Class A Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,350,000.



     Of the 9,079,136 shares of Common Stock held by the Company's stockholders, agreements with respect to 9,074,269 of such shares have been entered into providing that holders of such shares will not directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters.


     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Class A Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and states of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS


     Certain legal matters will be passed upon for the Company by Pedersen & Houpt, P.C., Chicago, Illinois, and by its regulatory counsel, Pepper & Corazzini, L.L.P., Washington, D.C. Peer Pedersen, a Director of the Company and beneficial owner of 352,102 shares of the Company's Class B Common Stock, is a shareholder of Pedersen & Houpt. Certain legal matters will be passed upon for the Underwriters by their counsel, Cahill Gordon & Reindel, a partnership including professional corporations, New York, New York.


                                    EXPERTS


     The consolidated financial statements of Wireless Broadcasting Systems of America, Inc. included in this Prospectus and elsewhere in the Registration Statement for the years ended December 31, 1994 and December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of WJB-TV Limited Partnership (predecessor to Wireless Broadcasting Systems of America, Inc.) included in this Prospectus and Registration Statement for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Northwest Cable Network included in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Boise Cable Limited Partnership included in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Pacific West Cable Television included in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Class A Common Stock being offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is hereby made to such exhibits for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the public reference room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web (http://www. sec.gov) that contains information filed electronically by the Company.

                                    GLOSSARY



ADDRESSABILITY................   The ability of a wireless cable operator or
                                 cable operator to directly control the delivery of programming and other information to individual subscribers from a central delivery center. A wireless cable system employing fully addressable decoders will be able to send and receive messages from its subscribers and turn on and off programs by sending signals from the head-end facility to the individual subscriber.



ANALOG........................   The process of transmitting electronic signals
                                 through a continuous signal in which the content is varied based on the varying power of the signal.



BASIC PROGRAMMING.............   Programming offered by a cable operator to its
                                 subscribers for the base monthly subscription rate, without any additional payments.



BASIC TRADING AREA (BTA)......   Four hundred eighty-seven predetermined
                                 geographic areas defined by Rand McNally which, combined with six BTA-like areas defined by the FCC, create 493 protected service areas purchased by auction winners for MDS operations.



BTA AUCTIONS..................   Auctions held by the FCC to allocate BTA
                                 Authorizations which commenced November 13,
                                 1995 and concluded March 28, 1996.



BTA AUTHORIZATION.............   An authorization granted by the FCC to the
                                 highest bidder in the BTA Auctions to have the exclusive right to apply for certain available wireless cable licenses in the BTA.



CABLE PLANT...................   The equipment, including satellite signal
                                 reception antenna, encryption devices, coaxial or fiber optic cable, amplifiers, set top converters or whole-house decoders, employed by a hard-wire cable operator in the delivery of programming to its subscribers.



CHANNEL.......................   A segment of bandwidth used for one complete
                                 communication link. Wireless cable systems utilizing analog technology require 6 MHz of bandwidth to transmit full audio and video programming, but many systems include channel
                                 2A which is 4MHz.



CHANNELS CONTROLLED...........   The number of channels on which a wireless
                                 cable operator can transmit video programming for which the operator is either the lessee or holder of an FCC broadcast license.



CHANNEL LEASE.................   A lease agreement between the holder of a
                                 Channel license and a wireless cable operator providing for the lease of channel capacity.



CHANNEL LICENSE...............   A license granted by the FCC to transmit
                                 signals over a set bandwidth of the
                                 electromagnetic spectrum.



CHANNELS OWNED................   Channels for which a wireless operator is the
                                 FCC licensee.



COAXIAL CABLE.................   A transmission line consisting of a tube of
                                 electrical conductive material surrounded by insulating material.



COMMERCIAL CHANNELS...........   Channels for which licenses may be held by
                                 commercial entities and which include certain
                                 MDS and certain ITFS frequencies.



DIGITAL VIDEO COMPRESSION
 (DVC OR DIGITAL
COMPRESSION)..................   The use of transmission and reception equipment
                                 which transmits and receives digitally
                                 programmed signals. The use of Digital

                                 Video Compression allows for an increased number of channels to be programmed on each frequency due to the smaller amounts of bandwidth required to transmit digital signals.



DIRECT TO HOME (DTH)..........   The use of a satellite receiver or "dish"
                                 antenna by a subscriber to directly obtain video programming from satellite transmitters.
                                 Because DTH utilizes normal satellite signals which are weaker than those used in DBS systems, the subscriber must utilize a larger reception dish.



DIRECT BROADCAST SATELLITE
  SERVICES (DBS)..............   Subscription television service through which
                                 satellite signals are beamed directly from the satellite to small satellite receiving antenna at each subscriber's home. DBS signals are more powerful than conventional satellite signals received on DTH systems and therefore the subscriber may utilize a smaller reception dish.



EBITDA........................   Net income (loss) before interest income,
                                 interest expense, income taxes, depreciation and amortization expenses. EBITDA is commonly used as a measure of performance in the subscription television industry; however,
                                 EBITDA does not purport to represent cash provided by or used in operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles.



FIBER-OPTIC CABLE.............   Cable consisting of thin fibers of plastic or
                                 glass which are used for the transmission of television and telecommunication signals. The use of fiber optics improves the quality of the signal while reducing the bulk of the transmission lines in a coaxial cable network.



GHZ...........................   Gigahertz or one thousand megahertz (MHz).



HARD-WIRE CABLE...............   Subscription television systems which transmit
                                 their programming to subscribers through a network of cables as opposed to the transmission through the use of frequencies on the electromagnetic spectrum used by wireless cable and off-air operators.



HEAD-END......................   A facility where a wireless cable operator
                                 receives programming signals from satellites and retransmits such programming to receive-end antenna at the subscribers locations.



INSTRUCTIONAL TELEVISION FIXED
SERVICE (ITFS)................   A block of frequencies encompassing 20
                                 microwave channels set aside by the FCC for the transmission of signals by educational and non-profit institutions. FCC regulations require that ITFS channels be used a minimum of 20 hours per week for educational programming
                                 (12 hours per week during the first two years).



INTERACTIVE SERVICE...........   Wireless cable service which allows the
                                 subscriber to send signals back to the operator through the wireless cable frequencies or telephone lines.



INTERFERENCE..................   Video or audio distortion caused by the
                                 distortion of the wireless cable signal due to a collision with other signals broadcast on similar frequencies. Interference may occur when signals transmitters are located too close to each other or if the direction or power of signal transmission causes the signal to overlap with another signal.

LINE-OF-SIGHT (LOS)
HOUSEHOLD.....................   A household or other structure which is within
                                 an unobstructed path from a head-end
                                 transmission facility. LOS Household figures are determined by analyzing signal strength, topography and population of a market served by a wireless cable operator and are used to estimate the number of potential subscribers for a wireless cable system.



LOW POWER TELEVISION
("LPTV")......................   A portion of the electromagnetic spectrum
                                 containing 66 6MHz channels. Transmissions on LPTV channels may reach up to 30 miles and are received by the subscriber with a standard VHF or UHF antenna.



LOCAL MULTIPOINT DISTRIBUTION
SERVICE ("LMDS")..............   A fixed microwave service able to provide video
                                 as well as telephony and data transmission using a cellular design in the 28 GHz portion of the spectrum.



MHZ...........................   Megahertz or one million cycles per second.



MICROWAVE FREQUENCIES.........   The frequencies ranging from approximately
                                 1,000MHz to 30,000MHz of which the wireless cable frequencies (from 2100MHz to 2700MHz) are a part.



MSOS..........................   Multiple system operators.



MULTIPLE DWELLING UNIT
("MDU").......................   An apartment or condominium building or complex
                                 or other facility where multiple subscribers may be located and where wireless cable service is provided by transmitting the signal to a single receive-site antenna at the MDU from which it is transmitted through wiring located in the MDU to each individual subscriber.



MULTIPOINT DISTRIBUTION
SERVICE ("MDS")...............   Channels on the wireless spectrum which are
                                 licensed by the FCC for commercial programming.



PENETRATION RATE..............   The number of subscribers in a market divided
                                 by the estimated LOS Households in that market.



PROTECTED SERVICE AREA........   The area defined by the FCC, in which a MDS or
                                 ITFS station is protected from harmful
                                 interference from any other stations pursuant to formulas set forth by the FCC.



RECEIVE-SITE ANTENNA..........   An antenna placed at the location of a wireless
                                 cable subscriber to receive the wireless cable signal transmitted from the head-end facility.



REGIONAL CLUSTERING...........   The practice of acquiring or developing and
                                 operating wireless cable systems in close proximity to each other which enables the wireless cable operator to achieve certain economies of scale.



RETRANSMISSION................   The practice of receiving a programming signal
                                 and relaying such programming over the wireless cable spectrum.



SATELLITE DELIVERY SYSTEMS....   Subscription television systems whereby the
                                 programming is beamed directly from a satellite to the subscriber's receive-end antenna or "dish." DTH and DBS are satellite delivery systems.

SET-TOP CONVERTERS............   Devices placed upon the top of a television set
                                 which process the wireless cable signal
                                 received through the receive-end antenna for viewing. Set-top converters, as opposed to whole-house decoders, must be placed on each television set.



SIGNAL BOOSTERS...............   Low power relays or repeaters that are remote
                                 from the main head-end of a wireless cable system which are intended to enable the operator to provide service to areas that cannot otherwise be reached by the main head-end.



SUBSCRIPTION TELEVISION.......   The provision of television programming for
                                 which the viewers pay a direct fee to the service provider.



SYSTEM EBITDA.................   EBITDA calculated on a system basis before the
                                 allocation of corporate overhead.



WHOLE-HOUSE DECODERS..........   Devices placed outside a subscriber's home or
                                 building which process the wireless cable signal received through the receive-end antenna for viewing. Whole-house decoders, as opposed to set-top converters, provide unscrambled wireless signals to all television sets located within the structure which are connected to the whole-house decoder by coaxial cable.



WIRELESS SPECTRUM.............   The frequencies ranging from approximately 2100
                                 MHz to 2700 MHz containing 33 channels
                                 designated by the FCC for the transmission of wireless television signals.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES
Report of Independent Public Accountants -- Arthur Andersen LLP......................    F-2
Report of Independent Certified Public Accountants -- Ernst & Young LLP..............    F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995, and (unaudited)
  as of June 30, 1996................................................................    F-4
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995, and (unaudited) for the Six Months Ended June 30, 1995 and 1996..............    F-5
Consolidated Statements of Stockholders' and Partners' Equity for the Years Ended
  December 31, 1993, 1994 and 1995, and (unaudited) for the Six Months Ended June 30,
  1996...............................................................................    F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995, and (unaudited) for the Six Months Ended June 30, 1995 and 1996..............    F-7
Notes to Consolidated Financial Statements...........................................    F-8
BOISE CABLE LIMITED PARTNERSHIP
Report of Independent Public Accountants.............................................   F-18
Balance Sheets as of December 31, 1993 and 1994......................................   F-19
Statements of Operations for the Years Ended December 31, 1993 and 1994..............   F-20
Statements of Changes in Partners' Capital for the Years Ended December 31, 1993 and
  1994...............................................................................   F-21
Statements of Cash Flows for the Years Ended December 31, 1993 and 1994..............   F-22
Notes to Financial Statements........................................................   F-23
NORTHWEST CABLE NETWORK
Report of Independent Public Accountants.............................................   F-27
Balance Sheets as of December 31, 1993 and 1994......................................   F-28
Statements of Operations for the Years Ended December 31, 1993 and 1994..............   F-29
Statements of Changes in Partners' Capital for the Years Ended December 31, 1993 and
  1994...............................................................................   F-30
Statements of Cash Flows for the Years Ended December 31, 1993 and 1994..............   F-31
Notes to Financial Statements........................................................   F-32
PACIFIC WEST CABLE TELEVISION
Report of Independent Public Accountants.............................................   F-36
Balance Sheet as of December 31, 1993................................................   F-37
Statement of Operations and Changes in Partners' Deficit for the Year Ended December
  31, 1993...........................................................................   F-38
Statement of Cash Flows For the Year Ended December 31, 1993.........................   F-39
Notes to Financial Statements........................................................   F-40

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wireless Broadcasting Systems of America, Inc.:

     We have audited the accompanying consolidated balance sheets of WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' and partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Broadcasting Systems of America, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                   ARTHUR ANDERSEN LLP

Denver, Colorado,
  March 29, 1996.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Wireless Broadcasting Systems of
  America, Inc.:

     We have audited the consolidated statements of operations, partners' equity (deficit) and cash flows of WJB-TV Limited Partnership (predecessor to Wireless Broadcasting Systems of America, Inc.) for the year ended December 31, 1993. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations, partners' equity (deficit) and cash flows of WJB-TV Limited Partnership for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

West Palm Beach, Florida,
  April 21, 1994.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31
                                                      ----------------------------      JUNE 30,
                                                          1994            1995            1996
                                                      ------------    ------------    ------------
                                                                                      (UNAUDITED)
                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................   $    383,610    $    583,568    $    216,717
  Subscriber receivables, net of allowance for
     doubtful accounts of $56,000, $61,500, and
     $61,500, respectively.........................        233,035         529,513         659,627
  Other receivables................................         73,481         156,327         100,825
  Prepaid expenses and other current assets........         99,304         129,965         223,117
  Inventories......................................      1,703,770       1,125,623       1,312,812
                                                      ------------    ------------    ------------
       Total current assets........................      2,493,200       2,524,996       2,513,098
                                                      ------------    ------------    ------------
WIRELESS CABLE TELEVISION SYSTEMS (Note 2):
  Property and equipment...........................     21,172,216      30,804,430      37,034,774
  License acquisition costs........................      7,356,141      26,438,265      30,530,630
  Purchased intangibles............................      3,144,936       6,075,614       6,188,241
  Less accumulated depreciation and amortization...     (5,356,233)    (15,214,525)    (18,998,086)
                                                      ------------    ------------    ------------
       Total wireless cable television systems,
          net......................................     26,317,060      48,103,784      54,755,559
                                                      ------------    ------------    ------------
OTHER ASSETS:
  Deferred acquisition costs.......................      1,558,951         505,988          15,029
  Other assets, net................................        163,314       1,080,846         987,223
                                                      ------------    ------------    ------------
       Total other assets..........................      1,722,265       1,586,834       1,002,252
                                                      ------------    ------------    ------------
       Total assets................................   $ 30,532,525    $ 52,215,614    $ 58,270,909
                                                      ============    ============    ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt................   $ 11,750,000    $     96,203    $     44,563
  Accounts payable.................................        829,987       1,793,626       1,505,961
  Accrued liabilities..............................        566,377       1,073,055       3,832,935
                                                      ------------    ------------    ------------
       Total current liabilities...................     13,146,364       2,962,884       5,383,459
                                                      ------------    ------------    ------------
LONG-TERM DEBT (Note 5)............................             --       5,000,000      12,500,000
COMMITMENTS AND CONTINGENCIES (Note 7)
CONVERTIBLE PREFERRED STOCK, $.01 par value, 35,000
  shares authorized, issued and outstanding in 1995
  and June 30, 1996, stated at liquidation value,
  including cumulative dividends of $2,413,763 and
  $4,307,835, respectively (Note 4)................             --      37,413,763      39,307,835
STOCKHOLDERS' EQUITY (Note 4):
  Preferred Stock, $.01 par value, 10,000,000
     shares authorized, no shares issued and
     outstanding...................................             --              --              --
  Class A Common Stock, $.01 par value, 10,000,000
     shares authorized, no shares issued and
     outstanding...................................             --              --              --
  Class B Common stock, $.01 par value, 15,000,000
     shares authorized, 4,180,824, 4,180,824 and
     4,185,691 shares issued and outstanding,
     respectively..................................         41,808          41,808          41,857
  Additional paid in capital.......................     27,634,474      27,127,704      27,169,655
  Accumulated deficit..............................    (10,290,121)    (20,330,545)    (26,131,897)
                                                      ------------    ------------    ------------
       Total stockholders' equity..................     17,386,161       6,838,967       1,079,615
                                                      ------------    ------------    ------------
               Total liabilities and stockholders'
                 equity............................   $ 30,532,525    $ 52,215,614    $ 58,270,909
                                                      ============    ============    ============


          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                  SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31                     JUNE 30
                                   ----------------------------------------   -------------------------
                                      1993          1994           1995          1995          1996
                                   -----------   -----------   ------------   -----------   -----------
                                                                                     (UNAUDITED)
REVENUES.......................... $ 2,669,434   $ 9,590,661   $ 16,874,475   $ 7,480,026   $10,190,297
EXPENSES:
  System operations...............   2,818,331     5,530,734      8,912,562     4,016,803     5,301,087
  Selling, general and
     administrative...............   2,340,116     3,817,768      4,792,472     1,986,355     2,917,891
  Depreciation and amortization...   1,600,330     4,648,793     10,349,202     4,556,469     5,385,830
                                   -----------   -----------    -----------   -----------   -----------
       Total Expenses.............   6,758,777    13,997,295     24,054,236    10,559,627    13,604,808
                                   -----------   -----------    -----------   -----------   -----------
LOSS FROM OPERATIONS..............  (4,089,343)   (4,406,634)    (7,179,761)   (3,079,601)   (3,414,511)
  Interest income.................      61,854        11,567         25,415        12,724         1,040
  Interest expense................     (22,807)     (551,056)      (472,315)     (286,503)     (493,809)
                                   -----------   -----------    -----------   -----------   -----------
LOSS BEFORE MINORITY INTEREST.....  (4,050,296)   (4,946,123)    (7,626,661)   (3,353,380)   (3,907,280)
  Minority interest in net loss of
     consolidated entities........      35,329         7,647             --            --            --
                                   -----------   -----------    -----------   -----------   -----------
NET LOSS..........................  (4,014,967)   (4,938,476)    (7,626,661)   (3,353,380)   (3,907,280)
PREFERRED STOCK DIVIDEND
  REQUIREMENT.....................          --            --     (2,413,763)     (610,959)   (1,894,072)
                                   -----------   -----------    -----------   -----------   -----------
NET LOSS APPLICABLE TO COMMON
  STOCK........................... $(4,014,967)  $(4,938,476)  $(10,040,424)  $(3,964,339)  $(5,801,352)
                                   ===========   ===========    ===========   ===========   ===========
NET LOSS PER COMMON SHARE*........ $     (2.10)  $     (1.31)  $      (2.40)  $      (.95)  $     (1.39)
                                   ===========   ===========    ===========   ===========   ===========
Weighted average common shares
  outstanding*....................   1,912,692     3,761,868      4,180,824     4,180,824     4,180,837
                                   ===========   ===========    ===========   ===========   ===========


-------------------------
* Pro forma for 1993 and 1994 (Note 1)

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' AND PARTNERS' EQUITY

                                                                    CLASS B
                                                                  COMMON STOCK            PARTNERS' CAPITAL        ADDITIONAL
                                                             ----------------------    ------------------------      PAID-IN
                                                              SHARES      PAR VALUE    GENERAL       LIMITED         CAPITAL
                                                             ---------    ---------    --------    ------------    -----------
BALANCES, January 1, 1993.................................          --     $    --     $     --    $  7,666,734    $        --
  Capital contributions...................................          --          --           --       4,333,329             --
  Net loss................................................          --          --           --              --             --
                                                             ---------     -------     --------    ------------
BALANCES, December 31, 1993...............................          --          --           --      12,000,063             --
  Capital contribution of net amount due to general
    partner...............................................          --          --       65,665              --             --
  Shares issued to general partner in exchange for
    partnership interest..................................         174           2      (65,665)             --         66,963
  Shares issued to limited partners in exchange for
    partnership interests.................................   2,085,868      20,858           --     (12,000,063)    11,979,205
  Shares issued in private offering, net of offering costs
    of $57,412............................................   2,094,782      20,948           --              --     15,588,306
  Net loss................................................          --          --           --              --             --
                                                             ---------     -------     --------    ------------   ------------
BALANCES, December 31, 1994...............................   4,180,824      41,808           --              --     27,634,474
  Convertible preferred stock offering costs..............          --          --           --              --       (506,770)
  Cumulative dividends on convertible preferred stock.....          --          --           --              --             --
  Net loss................................................          --          --           --              --             --
                                                             ---------     -------     --------    ------------   ------------
BALANCES, December 31, 1995...............................   4,180,824      41,808           --              --     27,127,704
  Cumulative dividends on convertible preferred stock
    (unaudited)...........................................          --          --           --              --             --
  Exercise of stock options (unaudited)...................       4,867          49           --              --         41,951
  Net loss (unaudited)....................................          --          --           --              --             --
                                                             ---------     -------     --------    ------------   ------------
BALANCES, June 30, 1996 (unaudited).......................   4,185,691     $41,857     $     --    $         --    $27,169,655
                                                             =========     =======     ========    ============   ============

                                                              DEFICIT          TOTAL
                                                            ------------    -----------
BALANCES, January 1, 1993.................................  $ (1,336,678)   $ 6,330,056
  Capital contributions...................................            --      4,333,329
  Net loss................................................    (4,014,967)    (4,014,967)
                                                              ----------     ----------
BALANCES, December 31, 1993...............................    (5,351,645)     6,648,418
  Capital contribution of net amount due to general
    partner...............................................            --         65,665
  Shares issued to general partner in exchange for
    partnership interest..................................            --          1,300
  Shares issued to limited partners in exchange for
    partnership interests.................................            --             --
  Shares issued in private offering, net of offering costs
    of
    $57,412...............................................            --     15,609,254
  Net loss................................................    (4,938,476)    (4,938,476)
                                                              ----------     ----------
BALANCES, December 31, 1994...............................   (10,290,121)    17,386,161
  Convertible preferred stock offering costs..............            --       (506,770)
  Cumulative dividends on convertible preferred stock.....    (2,413,763)    (2,413,763)
  Net loss................................................    (7,626,661)    (7,626,661)
                                                              ----------     ----------
BALANCES, December 31, 1995...............................   (20,330,545)     6,838,967
  Cumulative dividends on convertible preferred stock
    (unaudited)...........................................    (1,894,072)    (1,894,072)
  Exercise of stock options (unaudited)...................            --         42,000
  Net loss (unaudited)....................................    (3,907,280)    (3,907,280)
                                                              ----------     ----------
BALANCES, June 30, 1996 (unaudited).......................  $(26,131,897)   $ 1,079,615
                                                              ==========     ==========


          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31                    JUNE 30
                                            ---------------------------------------  --------------------------
                                               1993          1994          1995          1995          1996
                                            -----------  ------------  ------------  ------------  ------------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss................................. $(4,014,967) $ (4,938,476) $ (7,626,661) $ (3,353,380) $ (3,907,280)
  Adjustments to reconcile net loss to net
    cash (used in) provided by operating
    activities-
    Depreciation and amortization..........   1,600,330     4,648,793    10,349,202     4,556,469     5,385,830
    Amortization of loan origination
      costs................................          --        90,556        43,341        24,616        72,826
    Minority interest......................     (35,329)       (7,647)           --            --            --
    Changes in current assets and
      liabilities-
      Subscriber receivables...............     (75,273)      (30,819)     (296,478)      (34,834)     (130,114)
      Other receivables....................     206,264       (73,481)      (82,846)     (187,207)       55,502
      Prepaid expenses and other current
         assets............................    (153,639)      184,777       (30,661)      (31,228)      (70,849)
      Inventories..........................    (314,297)     (803,889)      685,890       171,114      (187,189)
      Advance to affiliates................    (148,181)      400,930            --            --            --
      Accounts payable and accrued
         liabilities.......................     312,707        84,335     1,465,007       513,596     2,472,215
                                            -----------  ------------  ------------  ------------  ------------
         Net cash (used in) provided by
           operating activities............  (2,622,385)     (444,921)    4,506,794     1,659,146     3,690,941
                                            -----------  ------------  ------------  ------------  ------------
INVESTING ACTIVITIES:
  Acquisition of net assets of wireless
    cable systems..........................          --   (13,777,742)  (24,065,284)  (23,545,004)           --
  Payments for property and equipment......  (5,755,418)   (7,599,832)   (6,475,093)   (2,458,604)   (7,825,597)
  Payments for license acquisition costs...    (680,471)     (835,667)     (291,124)     (167,282)   (3,711,862)
  Payments of deferred acquisition costs...          --    (1,586,137)     (228,556)       (9,289)       (6,549)
  Cash received from certificate of
    deposit................................          --       115,790            --            --            --
  Cash received (paid) for other assets....          --      (147,395)       50,822            --            --
                                            -----------  ------------  ------------  ------------  ------------
         Net cash used in investing
           activities......................  (6,435,889)  (23,830,983)  (31,009,235)  (26,180,179)  (11,544,008)
                                            -----------  ------------  ------------  ------------  ------------
FINANCING ACTIVITIES:
  Net proceeds from sale of preferred
    stock.................................. $        --  $         --  $ 34,493,230  $ 34,449,856  $         --
  Net proceeds from sale of common stock...          --    14,054,997            --            --            --
  Contributions from limited partners......   4,333,329            --            --            --            --
  Contributions from minority interest.....      88,180            --            --            --            --
  Proceeds from exercise of stock
    options................................          --            --            --            --        42,000
  Borrowing under revolving credit
    facilities.............................          --    12,750,000     7,250,000     1,250,000     7,500,000
  Principal payments under revolving
    credit facilities......................          --    (1,000,000)  (14,000,000)  (10,500,000)           --
  Principal payments under vehicle notes...          --            --       (24,220)       (8,134)      (51,640)
  Proceeds from notes payable -- related
    parties................................   3,000,000     2,000,000            --            --            --
  Payments on notes payable -- related
    parties................................          --    (3,444,443)           --            --            --
  Cash paid for loan origination fees......          --      (110,557)   (1,016,611)      (52,670)       (4,144)
  Advances received from affiliate.........     224,646            --            --            --            --
  Advances repaid to affiliate.............    (182,188)           --            --            --            --
                                            -----------  ------------  ------------  ------------  ------------
         Net cash provided by financing
           activities......................   7,463,967    24,249,997    26,702,399    25,139,052     7,486,216
                                            -----------  ------------  ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..............................  (1,594,307)      (25,907)      199,958       618,019      (366,851)
CASH AND CASH EQUIVALENTS, at beginning of
  year.....................................   2,003,824       409,517       383,610       383,610       583,568
                                            -----------  ------------  ------------  ------------  ------------
CASH AND CASH EQUIVALENTS, at end
  of year.................................. $   409,517  $    383,610  $    583,568  $  1,001,629  $    216,717
                                            ===========  ============  ============  ============  ============
SUPPLEMENTAL SCHEDULE OF NONCASH
  ACTIVITIES:
  Cash paid for interest................... $        --  $    443,790  $    342,661  $    248,862  $    387,775
                                            ===========  ============  ============  ============  ============
  Common stock issued in payment of notes
    payable -- related parties............. $        --  $  1,555,557  $         --  $         --  $         --
                                            ===========  ============  ============  ============  ============

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS ENDED JUNE 30, 1995 AND 1996)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Business

     Wireless Broadcasting Systems of America, Inc. (the "Company") was formed to own and operate wireless cable television systems. These systems utilize microwave frequencies to provide multi-channel television programming to subscribers. Licenses for the microwave frequencies are owned or leased from third parties and are regulated by the Federal Communications Commission ("FCC").


     The Company is a Delaware corporation and is the successor to WJB-TV Limited Partnership (the "Partnership"). The Partnership was formed in 1991 and commenced operations in 1992. The general partner of the Partnership was WJB-Television Limited Partnership, a Delaware limited partnership, and the limited partnership interests were held by 18 individuals and business entities. On March 16, 1994, the Company, a newly formed corporation, exchanged 2,085,868 shares of the Company's Class B Common Stock for the 12 million outstanding limited partnership units. In addition, the Company offered to sell its Class B Common Stock to the limited partners in the Partnership. The limited partner investors collectively purchased 2,094,782 shares of Class B Common Stock for $14,111,109 cash and the conversion of $1,555,557 of notes payable to certain limited partners (see Note 5).



     The general partner, who held a minority interest in a Partnership system, contributed $119,314 of management fees due to the general partner plus $1,300 cash to the Company in exchange for 174 shares of Class B Common Stock and settlement of other amounts due to the Company from the general partner for unfunded capital contributions, for a net recapitalization of $66,965.


     As part of the exchange offer, WJB-TV Ft. Pierce Limited Partnership and WJB-TV Melbourne Limited Partnership (subsidiaries of the Partnership) contributed all of their assets and liabilities to newly formed corporations which are subsidiaries of the Company.

     Basis of Consolidation

     The consolidated financial statements include the accounts of the Partnership through March 16, 1994, and the accounts of the Company and its wholly owned subsidiaries thereafter. Assets and liabilities of the Partnership were initially recorded by the Company at their historical cost basis as of March 16, 1994. The Company's subsidiaries (and the location of the subsidiaries' principal operations) at December 31, 1995 are as follows:

     Wireless Broadcasting Systems of Ft. Pierce, Inc. -- Ft. Pierce, Florida

     Wireless Broadcasting Systems of Melbourne, Inc. -- Melbourne, Florida

     Wireless Broadcasting Systems of Sacramento, Inc. -- Sacramento, California

     Wireless Broadcasting Systems of West Palm, Inc. -- West Palm Beach,
     Florida*

     Wireless Broadcasting Systems of Boise, Inc. -- Boise, Idaho

     Wireless Broadcasting Systems of Yakima, Inc. -- Yakima, Washington
-------------------------

* System under development.


     All intercompany balances and transactions have been eliminated in consolidation.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Inventories

     Inventories, consisting primarily of equipment purchased for installation at subscribers' homes, are stated at the lower of cost (first-in, first-out) or market.

     Wireless Cable Television Systems

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is recorded on a straight-line basis for financial reporting purposes over the estimated useful lives of the assets (Note 2). An additional depreciation charge is recognized for the net book value of any equipment not recovered upon discontinuance of service to subscribers. Repair and maintenance costs are charged to expense when incurred. Renewals and betterments are capitalized. Subscriber installation costs, including direct salaries, equipment and other direct related costs, are capitalized and amortized over three to five years. Marketing costs and sales commissions are expensed as incurred. Depreciation expense was approximately $1,428,000, $3,593,000, and $7,223,000 for the years ended December 31, 1993, 1994, and 1995, respectively. Depreciation expense was approximately $3,622,000 and $3,508,000 for the six months ended June 30, 1995 and 1996, respectively.

     License Acquisition Costs -- Costs incurred to acquire or lease microwave frequency licenses issued by the Federal Communications Commission are deferred and are amortized over ten years. This asset category also includes licenses purchased as part of the business acquisitions described in Note 3. Amortization expense was approximately $154,000, $618,000 and $2,134,000 for the years ended December 31, 1993, 1994, and 1995, respectively. Amortization expense was approximately $514,000 and $1,356,000 for the six months ended June 30, 1995 and 1996, respectively.

     Purchased Intangibles -- The excess of the purchase price of operating wireless cable systems over net tangible assets acquired represents other purchased intangibles, including subscriber lists and goodwill. These intangibles are amortized over estimated useful lives of 3 to 20 years. Amortization expense was approximately $0, $373,000 and $987,000 for 1993, 1994 and 1995, respectively. Amortization expense was approximately $418,000 and $519,000 for the six months ended June 30, 1995 and 1996, respectively.

     Deferred Acquisition Costs

     The Company defers certain direct third party costs related to potential acquisitions. If and when it becomes apparent that a particular acquisition will not be consummated, the related costs are charged to expense. As of December 31, 1994, the Company had placed in escrow deposits of $1.2 million related to two acquisitions which were completed in March 1995 and April 1995 (see Note 3).

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

     Other Assets

     Other assets are comprised primarily of loan origination fees and also include organizational costs and the long-term portion of prepaid expenses. Loan origination fees are amortized over the life of the loan. The unamortized balance of loan origination fees was approximately $20,000, $988,000 and $919,000 as of December 31, 1994, December 31, 1995, and June 30, 1996,
respectively. Organizational costs are amortized using the straight-line method over five years.

     Revenue Recognition

     Monthly service fees are recognized as earned. Installation revenue is recognized upon initiation of service to a subscriber. All marketing costs and commissions related to new subscribers are expensed as incurred.

     Net Loss per Share


     For purposes of determining net loss per share for periods prior to formation of the corporation in March 1994, the pro forma computations of weighted average shares outstanding assume common shares issued to the partners in exchange for their partnership interests were issued at the time of, and in proportion to, partner capital contributions to the Partnership. Potential dilutive effects of common stock equivalents for outstanding options and warrants, determined using the treasury stock method, were ignored because the effect on all periods presented was anti-dilutive.



     As described in Note 4, in October 1996, the Company changed its authorized capital and effected a reverse split of its common stock by exchanging all common shares outstanding for new shares of Class B Common Stock in the ratio of
5.753 common shares for each share of Class B Common Stock issued. All share and per share amounts have been adjusted throughout these financial statements to retroactively reflect the exchange of common stock for Class B Common Stock and the resulting reverse split.



     As further discussed in Note 9, in connection with the Company's initial public offering of Class A Common Stock, the holders of the Convertible Preferred Stock have agreed to convert the preferred shares to 4,180,824 shares of Class B Common Stock immediately prior to the closing of the offering, and convert the accrued dividend on the preferred shares in shares of Class A Common Stock. The accrued dividend through October 31, 1996, will be approximately $5,965,729 which will be paid in approximately 712,621 Class A Common Shares. Assuming these additional common shares had been outstanding from January 1, 1995, unaudited pro forma net loss per share for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996 would have been $(0.83), $(0.36) and $(0.43), respectively.


     New Accounting Principles

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Management believes the adoption of SFAS No. 121 will not have a significant impact on the Company's consolidated financial position and results of operations.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), issued by the FASB in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"), but requires pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company expects to adopt SFAS No. 123 in 1996. While the Company is still evaluating SFAS No. 123, it currently expects to elect to measure compensation cost under APB No. 25 and comply with the pro forma disclosure requirements. If the Company makes this election, this statement will have no impact on the Company's consolidated results of operations.

     Interim Financial Statements

     The financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. In management's opinion, the unaudited financial statements include all adjustments necessary for a fair presentation of financial position and results of operations for the unaudited periods. All such adjustments were of a normal, recurring nature.

(2) WIRELESS CABLE TELEVISION SYSTEMS

     At December 31, 1994 and 1995, components of wireless cable television system assets are as follows:

                                                   DECEMBER 31,
                                            ---------------------------      JUNE 30,
                                               1994            1995            1996           LIFE
                                            -----------    ------------    ------------    ----------
                                                                           (UNAUDITED)
Subscriber equipment.....................   $10,792,284    $ 15,598,480    $ 19,261,440    2-10 Years
Transmission equipment...................     5,020,108       5,794,475       6,010,136    5-10 Years
Subscriber installations.................     3,417,531       6,258,272       8,155,378     3-5 Years
Furniture and equipment..................       883,439       1,531,444       1,683,497     5-7 Years
Vehicles.................................       771,705       1,294,049       1,575,457       3 Years
Leasehold improvements...................       154,901         191,688         205,423     3-5 Years
Buildings................................       132,248         136,022         143,443      30 Years
                                            -----------    ------------    ------------
                                             21,172,216      30,804,430      37,034,774
Less -- accumulated depreciation and
  amortization...........................    (4,141,523)    (10,878,162)    (12,786,521)
                                            -----------    ------------    ------------
  Property and equipment, net............   $17,030,693    $ 19,926,268    $ 24,248,253
                                            ===========    ============    ============
License acquisition costs................   $ 7,356,141    $ 26,438,265    $ 30,530,630      10 Years
  Less -- accumulated amortization.......      (841,613)     (2,975,778)     (4,331,734)
                                            -----------    ------------    ------------
  License acquisition costs, net.........   $ 6,514,528    $ 23,462,487    $ 26,198,896
                                            ===========    ============    ============
Purchased intangibles....................   $ 3,144,936    $  6,075,614    $  6,188,241    3-20 Years
  Less -- accumulated amortization.......      (373,097)     (1,360,585)     (1,879,831)
                                            -----------    ------------    ------------
  Purchased intangibles, net.............   $ 2,771,839    $  4,715,029    $  4,308,410
                                            ===========    ============    ============

(3) ACQUISITIONS

     In March 1994, the Company acquired the principal operating assets of Pacific West Cable Television, a wireless cable television operator in Sacramento, California, for approximately $13.8 million (the "Sacramento acquisition"). The acquisition was accounted for as a purchase with the purchase price allocated to the assets acquired based on relative fair values.


     In March 1995, the Company acquired the principal operating assets of Boise Cable Limited Partnership, a wireless cable television operator in Boise, Idaho, for approximately $15.6 million (the "Boise acquisition"). The Company utilized the proceeds of the sale of 25,000 shares of its Convertible Preferred Stock (see

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

Note 4) to fund the acquisition. The acquisition was accounted for as a purchase with the purchase price allocated to the assets acquired based on relative fair values.


     In April 1995, the Company acquired the principal operating assets of Northwest Cable Network, a wireless cable television operator in Yakima, Washington, for approximately $9.2 million (the "Yakima acquisition"). The Company utilized the proceeds of the sale of 10,000 shares of its Convertible Preferred Stock (see Note 4) to fund the acquisition. The acquisition was accounted for as a purchase with the purchase price allocated to the assets acquired based on relative fair values.


                                                           1994                    1995
                                                        -----------     --------------------------
                                                        SACRAMENTO         BOISE          YAKIMA
                                                        -----------     -----------     ----------
Current assets acquired..............................   $   250,286     $    79,956     $   27,787
Investment in wireless cable television systems --
  Property and equipment.............................     5,352,243       1,838,036      1,800,200
  License acquisition costs..........................     5,330,000      11,984,000      6,807,000
  Purchased intangibles..............................     3,144,935       1,825,963        607,553
Less liabilities assumed.............................      (299,722)        (80,384)       (45,349)
                                                        -----------     -----------     ----------
       Cash paid for net assets acquired                $13,777,742     $15,647,571     $9,197,191
                                                        ===========     ===========     ==========

     The following pro forma total consolidated revenues, net loss and net loss per common share for the year ended December 31, 1995 reflects the Boise and Yakima acquisitions as if each had occurred on January 1, 1995:


                                                                            (UNAUDITED)
        Revenues.........................................................   $18,431,000
                                                                            ===========
        Net loss.........................................................   $(7,539,000)
                                                                            ===========
        Net loss per common share........................................   $     (0.83)
                                                                            ===========


(4) STOCKHOLDERS' AND PARTNERS' EQUITY


     Change in Authorized Capital Stock



     In October 1996, the Company changed its authorized capital stock to include 10,000,000 shares of preferred stock, 10,000,000 shares of $.01 par value Class A Common Stock, and 15,000,000 shares of $.01 par value Class B Common Stock. The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to ten votes per share. The Class B Common Stock may be converted on a one-for-one basis to Class A Common Stock and automatically converts to Class A Common upon the sale of such shares to a person who is not then currently a Class B Common stockholder or an affiliate thereof. The rights and preferences of the Class A and Class B Common Stock are otherwise identical in all respects.



     As discussed in Note 1, the Company effected a reverse split of its common stock by exchanging all common shares outstanding for new shares of Class B Common Stock in the ratio of 5.753 common shares for each share of Class B Common Stock issued. The changes to the Company's authorized capital stock and the reverse stock split have been given retroactive effect in these financial statements.



     Convertible Preferred Stock



     Each share of Convertible Preferred Stock is convertible into approximately 119 shares of Class B Common Stock (in the aggregate, 4,180,824 shares of Class B Common Stock), subject to possible adjustment for certain future issuances of securities. The Convertible Preferred Stock is convertible at any time at the option of the holder. Holders of the Convertible Preferred Stock are entitled to a liquidation preference ("the Liquidation Value") of $1,000 per share plus 2.5% per quarter, compounded if not paid.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

Upon conversion to shares of Class B Common Stock, the cumulative Liquidation Value of the Convertible Preferred Stock, less $1,000 per share, is to be paid by the Company in cash.



     On any date after March 15, 1998, if any class of the Company's common stock has been publicly traded for one year and certain other restrictions concerning the trading volume and market price are satisfied, the Company has the right to require all shares of Convertible Preferred Stock then outstanding to be converted into Class B Common Stock of the Company. The Company is required to redeem any remaining Convertible Preferred Stock outstanding at December 31, 2002, at the then current Liquidation Value.



     Dividends may not be paid on any class of common stock as long as any shares of Convertible Preferred Stock are outstanding, or any amounts payable in respect of the Convertible Preferred Stock have not been paid in full.



     In March 1995, the Company agreed to issue 35,000 shares of Convertible Preferred Stock for $1,000 per share. In March 1995, the Company sold 25,000 shares of Convertible Preferred Stock. The Company utilized the net proceeds to acquire the net assets of Boise Cable Limited Partnership (see Note 3) and reduced the principal amount on its revolving promissory note to $2,250,000 (see
Note 5). The remaining 10,000 shares of Convertible Preferred Stock were issued to the same purchasers in April 1995, in connection with the Company's acquisition of the net assets of Northwest Cable Network (see Note 3).



     Under the terms of the Convertible Preferred Stock Purchase Agreement, the Company may request, at any time, that the holders of the Convertible Preferred Stock exchange such shares for a subordinated convertible promissory note (the "Note"). The Note shall be in a principal amount equal to the cumulative Liquidation Value and will accrue interest of 10% per annum, compounded quarterly. The holders of the Convertible Preferred Stock are required to consent to such exchange provided they are not subjected to any adverse tax consequences as a result of the exchange.



     The current holders of the Convertible Preferred Stock are entitled to certain piggyback and demand registration rights in the event of a public offering.


     Stockholders' Agreement


     The Company and all its stockholders were parties to a Stockholders' Agreement dated March 15, 1995, which requires all stockholders to vote in favor of two (of seven) directors designated by the Convertible Preferred Stockholders. In the event any stockholder proposes to sell shares, this agreement also grants first rights of refusal to all other stockholders, and to the Company, to acquire those shares on the same terms.



     So long as the Convertible Preferred Stockholders hold at least 20% of the shares originally issued to them, their consent is required for certain actions of the Company, including mergers, sales of systems or major assets, system acquisitions and major expenditures, issuance of debt in excess of $500,000, issuance of equity securities, and certain matters related to retention of executives and consultants.


     Common Stock Warrants


     In connection with the issuance of the Convertible Preferred Stock, the Company issued warrants to the common stockholders to purchase 2,346,602 shares of Class B Common Stock for $17.26 per share. The warrants are exercisable at any time and expire in March 2000 and April 2000.


     Stock Option Plan


     In 1995, the Company's stock option plan was amended to authorize the grant of stock options to officers and employees of the Company to purchase an aggregate of 539,371 shares of Class B Common Stock. The board of directors may set the rate at which the options become exercisable and determine when the options expire, subject to the following limitations. No options shall be exercisable after the tenth anniversary of the

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES date of grant, or three months following termination of employment, except in cases of death or disability, for which exercisability is extended. In the event of dissolution, liquidation or other corporate reorganization, all stock options outstanding shall become exercisable in full.


     During 1994, the Company granted options to purchase 186,569 shares of Class B Common Stock. The exercise price with respect to options to purchase 52,147 shares was established at the date of grant to be $8.63 per share, the estimated fair value on the date of grant. The exercise price with respect to the remaining options to purchase 134,423 shares of Class B Common Stock was not established until March 1995, at approximately $8.37 per share, the estimated fair market value of the Company's Class B Common Stock in March 1995.



     In 1995, the Company granted additional options to purchase 243,641 shares of Class B Common Stock at approximately $8.37 per share, the estimated fair value of the Class B Common Stock on the date of grant. During 1995, options to purchase 57,500 shares were forfeited and canceled.



     Options to purchase 17,382 shares of Class B Common Stock vest ratably over a two year period from the date of grant. The remaining options vest ratably over a four year period. As of December 31, 1995, options for the purchase of 372,710 shares of Class B Common Stock were outstanding, of which 45,020 were vested. As of June 30, 1996, options for the purchase of 355,328 shares of Class B Common Stock were outstanding, of which 108,066 were exercisable.


(5) DEBT


     In November 1995, the Company entered into a credit agreement with a group of banks which provides for maximum aggregate borrowings of $40 million. Outstanding borrowings bear interest based on the bank's base rate or the Eurodollar rate, plus a spread which depends upon a defined ratio of the Company's total indebtedness to its operating cash flow. The revolving credit facility converts to a term loan in December 1998, at which time outstanding borrowings are to be amortized on a quarterly basis until December 2002. The facility is secured by essentially all of the assets of the Company. As of December 31, 1995, and June 30, 1996, outstanding borrowings under the facility were $5,000,000 and $12,500,000, respectively. As of December 31, 1995, the interest rate on the Company's borrowings was 7.75%. The Company pays a commitment fee of 0.375% on the unused portion of its Revolving Credit Facility.


     In connection with the purchase of the Boise and Yakima wireless cable television systems, the Company assumed notes collateralized by vehicles totaling approximately $120,000. As of December 31, 1995, the outstanding principal balance due under these notes was approximately $96,000.


     In March 1994, the Company obtained a revolving promissory note from a bank of which $11,750,000 was drawn at December 31, 1994. Interest accrued at certain spreads over the Eurodollar Rate, the bank's prime rate or the Federal Funds Rate. Interest was payable monthly (or at maturity for Eurodollar borrowings). The note was guaranteed by three of the Company's stockholders. In March 1995, the Company used the proceeds from the sale of Convertible Preferred Stock (see
Note 4) to reduce the outstanding note balance to $2,250,000 and the remainder of the note was paid in November 1995 from proceeds of the new revolving facility.


     During 1993, two limited partners advanced an aggregate of $3,000,000 to the Partnership, all of which remained outstanding at December 31, 1993. On March 16, 1994, $1,555,557 was converted to shares of the Company's common stock (see Note 1).

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

     Annual maturities of the long-term debt described above are as follows:

                             YEAR ENDED DECEMBER 31
            --------------------------------------------------------
                      1996..........................................   $   96,203
                      1997..........................................           --
                      1998..........................................           --
                      1999..........................................    1,000,000
                      2000..........................................    1,500,000
                      Thereafter....................................    2,500,000
                                                                       ----------
                                                                       $5,096,203
                                                                       ==========

(6) INCOME TAXES

     The Company accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes." Accordingly, the current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of: (a) temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets, and (b) operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. The measurement of deferred tax assets may be reduced by a valuation allowance based on judgmental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

     Prior to incorporation, the Partnership had accumulated losses of approximately $6.2 million. For income tax purposes, these losses were allocated to the partners in accordance with the provisions of the Partnership agreement. Thus, Partnership losses included in the accompanying consolidated financial statements of the Company are not available to offset future taxable income of the Company, if any. As required by SFAS No. 109, this change in tax status was recognized by establishing deferred tax assets and liabilities for temporary differences between the tax basis and amounts reported in the Company's consolidated financial statements at March 16, 1994.

     As of December 31, 1995, the Company had approximately $10,900,000 of net operating loss carryover for income tax purposes incurred during the period from March 16, 1994 through December 31, 1995, available to offset future federal taxable income, subject to limitations for alternative minimum tax. The net operating loss is subject to examination by the taxing authorities and expires in 2009 and 2010. Benefit for this net operating loss carryforward was recognized in 1994 to the extent of the net deferred tax liability established to recognize the tax effect of the change in tax status from a partnership to a C corporation on March 16, 1994.

     Because of operating losses, the provision for income taxes for 1994 and 1995 was zero and no income taxes were currently payable.

     The components of the deferred income tax assets as of December 31, 1994 and 1995 were as follows:

                                                            1994          CHANGE          1995
                                                         -----------    -----------    -----------
Net operating loss carryforwards......................   $ 1,167,000    $ 3,084,000    $ 4,251,000
Depreciation expense..................................       115,800       (192,800)       (77,000)
Compensation accruals.................................        30,000          9,000         39,000
Allowance for doubtful accounts.......................        20,500          3,500         24,000
Less valuation allowance..............................    (1,333,300)    (2,903,700)    (4,237,000)
                                                         -----------    -----------    -----------
                                                         $        --    $        --    $        --
                                                         ===========    ===========    ===========

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

     The Company has not yet achieved profitable operations. Accordingly, management believes the net deferred tax assets as of December 31, 1995, do not satisfy the realization criteria set forth in SFAS No. 109 and has recorded a valuation allowance for the entire amount.

     The current income tax laws and regulations contain provisions that may limit the net operating loss carryover available in individual future years upon the occurrence of certain events, including significant changes in ownership. A change in ownership of greater than 50% within a three year period would result in an annual limitation on the Company's ability to utilize its net operating loss carryovers.

(7) COMMITMENTS AND CONTINGENCIES

     The Company is committed under various noncancelable lease agreements for office and warehouse space, as well as tower space. As of December 31, 1995, approximate future minimum lease payments under these agreements are as follows:

                             YEAR ENDED DECEMBER 31
            --------------------------------------------------------
                      1996..........................................   $  413,000
                      1997..........................................      287,000
                      1998..........................................      271,000
                      1999..........................................      113,000
                      2000..........................................       73,000
                      Thereafter....................................       96,000
                                                                       ----------
                                                                       $1,253,000
                                                                        =========

     Rent expense for 1993, 1994 and 1995 totaled approximately $132,000, $306,000 and $425,000, respectively.

     The Company has entered into a series of noncancelable agreements to purchase entertainment programming for rebroadcast which expire through December 1999. The agreements generally require monthly payments based upon the number of subscribers to the Company's systems, subject to certain minimums.

     The Company is currently involved in certain litigation relating to its operations. Management of the Company believes none of these actions will have a material adverse effect on the Company's consolidated financial position or its results of operations.

     The Company, as successor in interest to the Partnership, is a party to a contractual agreement for the purchase of wireless cable television assets, including certain channel lease agreements, for one of its operating systems. The purchase agreement provides for the payment of additional consideration upon the occurrence of certain mandatory or optional events. The additional payment obligation becomes due upon the sale or other disposition of a material portion of the system assets or at the option of the Company at any time after December 1995. The additional payment obligation is based upon 10% of the difference between the fair market value received or the appraised value of the system at the time of the event and the amount of liabilities of the Company with respect to the system, including loans and capital contributions made by the Company's shareholders. The extent of any additional payment pursuant to this agreement will, therefore, depend on the actual fair market value of the system which is either realized or otherwise agreed to by the parties upon the disposition event.


     The FCC recently adopted a competitive bidding mechanism under which available Multipoint Distribution System ("MDS") licenses for designated Basic Trading Areas ("BTA's") are auctioned to the highest bidder. Auctions for each of nearly 500 BTA's commenced on November 13, 1995 and concluded on March 28, 1996. As of March 28, 1996, the Company had submitted bids on various BTA's in an aggregate

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES amount of approximately $3.5 million. BTA auction winners will obtain the exclusive right to apply for available MDS channels within the applicable BTA, subject to compliance with FCC interference protection, construction and other rules.

     As a result of the BTA auction, the Company acquired the exclusive right to apply for the licenses for currently and subsequently available commercial channels ("BTA Authorizations") for five new markets: Coos Bay, Oregon; Eureka, California; Helena, Montana; Klamath Falls, Oregon; and Roseburg, Oregon. In addition, the Company acquired the BTA Authorizations for the West Palm Beach market and for each of its currently operating wireless cable television systems, except Sacramento. Through June 30, 1996, the Company had paid approximately $700,000 to the FCC as required deposits for the above BTA Authorizations and the remaining approximately $2.8 million to be paid was included in accrued liabilities.

(8) RELATED PARTY TRANSACTIONS

     The Partnership agreement provided for the former general partner to receive a fee equal to 4% of annual gross operating revenues. The Partnership incurred management fee expense of approximately $106,000 during 1993 and 1994. In connection with the exchange offer described in Note 1, these unpaid management fees, net of unfunded general partner contributions, were contributed as additional capital to the Company.

     During 1993, an affiliate of the general partner made noninterest bearing advances of approximately $225,000 to the Partnership, of which approximately $42,000 was unpaid at December 31, 1993.

     A Company stockholder, who also serves as a director and secretary of the Company, is the chairman and founder of a law firm that provides legal services to the Company. Amounts paid or payable to the law firm for the years ended December 31, 1993, 1994 and 1995, were approximately $208,000, $208,000 and
$361,000, respectively.


(9) EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)



     The Company has filed a registration statement for the sale of approximately 2,350,000 shares of its Class A Common Stock. In connection therewith, the holders of the Convertible Preferred Stock (Note 4) have agreed to convert the preferred shares to 4,180,824 shares of Class B Common Stock immediately prior to closing of the offering, and convert the accrued dividend on the preferred shares in shares of Class A Common Stock. Accrued dividends through October 31, 1996, will be approximately $5,966,000 which will be paid in approximately 712,621 Class A Common Shares. In addition, the holders of warrants for the purchase of 2,346,602 shares of Class B Common Stock (Note 4) have agreed to surrender their warrants to the Company for cancellation prior to closing of the offering.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wireless Broadcasting Systems of America, Inc.:

     We have audited the accompanying balance sheets of BOISE CABLE LIMITED PARTNERSHIP as of December 31, 1993 and 1994, and the related statements of operations, changes in partners' capital, and cash flows for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cable Limited Partnership as of December 31, 1993 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado,
  July 31, 1995.

                        BOISE CABLE LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1993 AND 1994

                                                                          1993          1994
                                                                       ----------    -----------
                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................................   $       --    $    94,373
  Accounts receivable, net of allowance for doubtful accounts of
     $2,487 in 1993 and $65,000 in 1994.............................      169,893        233,633
Deposits............................................................          800          1,300
                                                                       ----------    -----------
       Total current assets.........................................      170,693        329,306
                                                                       ----------    -----------
PROPERTY AND EQUIPMENT..............................................    2,525,174      3,701,035
  Less -- Accumulated depreciation..................................     (489,838)    (1,042,903)
                                                                       ----------    -----------
       Total property and equipment, net............................    2,035,336      2,658,132
                                                                       ----------    -----------
INTANGIBLE ASSETS...................................................      458,634        468,192
  Less -- Accumulated amortization..................................     (112,272)      (168,351)
                                                                       ----------    -----------
       Total intangible assets, net.................................      346,362        299,841
                                                                       ----------    -----------
  Prepaid expenses and other assets.................................       21,744         24,090
                                                                       ----------    -----------
       Total assets.................................................   $2,574,135    $ 3,311,369
                                                                       ==========    ===========
                 LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Accounts payable..................................................   $  116,762    $   239,074
  Accrued interest..................................................           --         15,582
  Unearned income...................................................      162,732        246,694
  Customer deposits and prepaids....................................           --          6,522
  Accrued compensation..............................................        9,353         12,410
  Payable to General Partner........................................        3,183          2,206
  Current portion of long-term debt.................................      307,602        938,194
                                                                       ----------    -----------
       Total current liabilities....................................      599,632      1,460,682
                                                                       ----------    -----------
LONG-TERM DEBT, net of current portion..............................    1,090,848        887,853
                                                                       ----------    -----------
COMMITMENTS AND CONTINGENCIES
PARTNERS' CAPITAL:
  General Partner...................................................      366,055        405,645
  Limited Partners..................................................      517,600        557,189
                                                                       ----------    -----------
       Total partners' capital......................................      883,655        962,834
                                                                       ----------    -----------
       Total liabilities and partners' capital......................   $2,574,135    $ 3,311,369
                                                                       ==========    ===========

                 The accompanying notes to financial statements are an integral part of these balance sheets.

                        BOISE CABLE LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994

                                                                           1993          1994
                                                                        ----------    ----------
REVENUES.............................................................   $1,551,546    $2,632,806
                                                                        ----------    ----------
EXPENSES:
  Operating expenses, net of capitalized costs.......................      223,223       661,748
  Selling, general, and administrative expenses......................      422,852       704,591
  Depreciation and amortization......................................      399,411       609,143
  Management fees -- General Partner.................................       77,048       133,858
                                                                        ----------    ----------
       Total expenses................................................    1,122,534     2,109,340
                                                                        ----------    ----------
INCOME FROM OPERATIONS...............................................      429,012       523,466
  Interest expense...................................................      (81,838)     (154,287)
                                                                        ----------    ----------
NET INCOME...........................................................   $  347,174    $  369,179
                                                                        ==========    ==========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                        BOISE CABLE LIMITED PARTNERSHIP

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994

                                                               GENERAL      LIMITED
                                                               PARTNER     PARTNERS       TOTAL
                                                              ---------    ---------    ---------
BALANCES, December 31, 1992................................   $ 279,968    $ 431,513    $ 711,481
  Partner distributions....................................     (87,500)     (87,500)    (175,000)
  Net income...............................................     173,587      173,587      347,174
                                                              ---------    ---------    ---------
BALANCES, December 31, 1993................................     366,055      517,600      883,655
  Partner distributions....................................    (145,000)    (145,000)    (290,000)
  Net income...............................................     184,590      184,589      369,179
                                                              ---------    ---------    ---------
BALANCES, December 31, 1994................................   $ 405,645    $ 557,189    $ 962,834
                                                              =========    =========    =========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                        BOISE CABLE LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994

                                                                         1993           1994
                                                                      -----------    -----------
OPERATING ACTIVITIES:
  Net income.......................................................   $   347,174    $   369,179
  Adjustments to reconcile net income to net cash provided by operating activities-
     Depreciation and amortization.................................       399,411        609,143
     (Increase) in accounts receivable.............................      (160,764)       (63,740)
     Increase in deposits..........................................            --           (500)
     Decrease (increase) in prepaid expenses and other assets......         3,256         (2,346)
     Increase in accounts payable..................................        93,748        122,312
     Increase in accrued interest..................................            --         15,582
     Increase in unearned income...................................       162,732         83,962
     Increase in customer deposits and prepaids....................            --          6,522
     Increase in accrued compensation..............................         5,007          3,057
     Increase (decrease) in payable to General Partner.............         3,183           (977)
                                                                      -----------    -----------
          Net cash provided by operating activities................       853,747      1,142,194
                                                                      -----------    -----------
INVESTING ACTIVITIES:
  Purchases of property and equipment..............................    (1,312,504)    (1,175,861)
  Increase in intangible assets....................................        (1,001)        (9,558)
                                                                      -----------    -----------
          Net cash used in investing activities....................    (1,313,505)    (1,185,419)
                                                                      -----------    -----------
FINANCING ACTIVITIES:
  Principal payments on notes payable..............................      (115,859)      (207,302)
  Proceeds from bank debt..........................................       730,312        634,900
  Partner distributions............................................      (175,000)      (290,000)
                                                                      -----------    -----------
          Net cash provided by financing activities................       439,453        137,598
                                                                      -----------    -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...............       (20,305)        94,373
CASH AND CASH EQUIVALENTS, beginning of year.......................        20,305             --
                                                                      -----------    -----------
CASH AND CASH EQUIVALENTS, end of year.............................   $        --    $    94,373
                                                                      ===========    ===========
SUPPLEMENTAL INFORMATION:
  Cash paid for interest...........................................   $    81,838    $   138,705
                                                                      ===========    ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                        BOISE CABLE LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1993 AND 1994

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Partnership Formation

     On February 11, 1991, Boise Cable Limited Partnership (the "Partnership"), a limited partnership under the laws of the State of Washington, was formed for the purpose of operating a wireless cable system in Boise, Idaho. This system utilizes microwave radio frequencies to provide multi-channel television programming to subscribers for a monthly fee. Licenses for the microwave radio frequencies are owned or leased from third parties and are regulated by the Federal Communications Commission. The formation of the Partnership was accomplished in the following manner:

        1. Northwest Satellite Network, Inc. ("General Partner"), an S corporation, contributed the rights to channel licenses for the Boise area and a Boise market study which were valued at $300,000.

        2. In addition, ICTV, Inc. and Positive Images, Inc. ("Limited Partners"), both S corporations, contributed cash of $400,000 and $50,000, respectively.

     Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Revenue Recognition

     Monthly service fees are recognized as earned. Installation revenue is recognized upon initiation of service to a customer. Service is billed in advance. Billings for service to be rendered in the future are deferred and reflected as unearned income on the balance sheet.

     Capitalization Policy

     All costs related to construction and expansion of the system are capitalized including the direct costs of receiving and transmission equipment. In addition, costs incurred to install equipment in subscriber homes are capitalized, including wages, payroll taxes, benefits, vehicle operating costs and overhead. The Partnership capitalized approximately $389,000 and $448,000 of operating costs during the years ended December 31, 1993 and 1994, respectively.

     Federal Income Taxes

     The Partnership is not a taxpaying entity, and thus no tax benefit has been recorded in the statements. Income or loss from the partnership is taxed to the partners in their individual returns.

     Inventory

     Inventory consists mainly of in-home equipment not yet installed and is recorded at cost and classified in the balance sheet with property and equipment.

                        BOISE CABLE LIMITED PARTNERSHIP

(2) PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and is depreciated on a straight line basis over the estimated useful lives of the assets. Property and equipment consist of the following at December 31, 1993 and 1994:

                                                              1993          1994        LIFE
                                                           ----------    -----------    ----
        Inventory.......................................   $   44,397    $    83,934     --
        Vehicles........................................      119,314        121,069      3
        Office equipment and furniture..................       33,810         68,205      5
        In home equipment and install costs.............    1,849,084      2,839,891      5
        Head-end........................................      464,750        572,492     10
        Leasehold improvements..........................       13,819         15,444      3
                                                            ---------     ----------
                                                            2,525,174      3,701,035
        Less -- accumulated depreciation................     (489,838)    (1,042,903)
                                                            ---------     ----------
        Total property and equipment, net...............   $2,035,336    $ 2,658,132
                                                            =========     ==========

     Virtually all of the assets of the Partnership are pledged as collateral on bank debt and on equipment and vehicle contracts.

(3) INTANGIBLE ASSETS

     Intangible assets consist of the following at December 31, 1993 and 1994:

                                                               1993         1994       LIFE
                                                             ---------    ---------    ----
        Licenses..........................................   $ 373,199    $ 382,757     10
        Organization costs................................      85,435       85,435      5
                                                              --------     --------
                                                               458,634      468,192
        Less -- accumulated amortization..................    (112,272)    (168,351)
                                                              --------     --------
        Total intangible assets, net......................   $ 346,362    $ 299,841
                                                              ========     ========

                        BOISE CABLE LIMITED PARTNERSHIP

(4) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1993 and 1994:

                                                                        1993            1994
                                                                     ----------      ----------
Leases payable, due in monthly installments of $1,667, including interest at rates varying from 7.75% to 11.95%, secured by vehicles, final installments due at various dates from 1995 to
  1998............................................................   $   48,700      $   33,361
Note payable, First Security Bank, principal payments of $12,000 monthly, interest payable monthly at prime plus 2% (10.5% at
  December 31, 1994), maturity date of July 9, 1997...............    1,098,000         954,000
Note payable, First Security Bank, monthly principal and interest payments of $4,773 with variable interest rate of prime plus
  1.75% (10.25% at December 31, 1994), maturity date of December
  15, 1996........................................................      151,500         106,436
Note payable, First Security Bank, monthly interest only payments with variable interest rate of prime plus 1.75% (10.25% at
  December 31, 1994), maturity date extended to February 28,
  1995............................................................      100,250         100,250
Note payable, First Security Bank, monthly interest only payments with variable interest rate of prime plus 1.75% (10.25% at
  December 31, 1994), maturity date of February 28, 1995..........           --         200,000
Note payable, First Security Bank, monthly interest only payments with variable interest rate of prime plus 1.5% (10.0% at
  December 31, 1994), maturity date of February 28, 1995..........           --         432,000
                                                                     ----------      ----------
       Total debt.................................................    1,398,450       1,826,047
Less: Current portion.............................................     (307,602)       (938,194)
                                                                     ----------      ----------
       Total long-term debt.......................................   $1,090,848      $  887,853
                                                                     ==========      ==========

     Principal payments due on long-term debt are as follows as of December 31, 1994:

            1995....................................................   $  938,194
            1996....................................................      210,866
            1997....................................................      674,800
            1998....................................................        2,187
            1999....................................................           --
                                                                       ----------
                                                                       $1,826,047
                                                                       ==========

(5) COMMITMENTS AND CONTINGENCIES

     The Partnership's lease for certain non-owned frequency licenses provides that the lessor is to be paid a percentage of the sales price (as defined) in the event the system is sold. The amount agreed to by the lessor for the pending sale (Note 7) is $280,000.

                        BOISE CABLE LIMITED PARTNERSHIP

     Leasing Arrangements

     The Partnership's business office, head end site, four 1994 Ford trucks and other office equipment are leased under operating leases with minimum rental payments due as follows as of December 31, 1994:

            1995......................................................   $ 39,254
            1996......................................................     32,687
            1997......................................................     18,761
            1998......................................................     11,997
            1999......................................................      7,425
            Thereafter................................................    118,026
                                                                         --------
                                                                         $228,150
                                                                         ========

     The office lease term ends July 31, 1996. At December 31, 1994, the minimum rent is $1,458 per month, increasing to $1,510 per month on August 1, 1995.

     The head end site lease began July 1, 1991. The term of the lease is four
(4) five (5) year periods for a total of 20 years. The rent for the first five-year period is $550 per month. The rent for each succeeding period will be negotiated between the parties which sum shall be no less than 125% and no more than 160% of the prior period.

(6) RELATED PARTY TRANSACTIONS

     The General Partner, NSN, Inc., receives a monthly payment from the Partnership for management fees equal to 5% of gross monthly revenues.

(7) SALE OF PARTNERSHIP ASSETS

     On September 30, 1994, the Partnership entered into an agreement with Wireless Broadcasting Systems of America, Inc. (WBSA) to sell the assets (as defined) of the Partnership for $15,350,000. Closing of the sale occurred in March 1995.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wireless Broadcasting Systems of America, Inc.:

     We have audited the accompanying balance sheets of NORTHWEST CABLE NETWORK (a partnership) as of December 31, 1993 and 1994 and the related statements of operations, changes in partners' capital, and cash flows for each of the years in the period then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Cable Network as of December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the years in the period then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado,
July 31, 1995.

                            NORTHWEST CABLE NETWORK

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1994

                                                                           1993          1994
                                                                        ----------    ----------
                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................................   $       --    $      100
  Accounts receivable, net of allowance for doubtful accounts of
     $2,000 in 1993 and $5,000 in 1994...............................      153,459       232,397
  Other receivables..................................................        3,485         2,947
  Deposits...........................................................           --        35,904
  Prepaid expenses and other current assets..........................        4,882         1,372
                                                                        ----------    ----------
       Total current assets..........................................      161,826       272,720
                                                                        ----------    ----------
PROPERTY, PLANT AND EQUIPMENT........................................    3,220,288     4,705,875
  Less -- Accumulated depreciation...................................     (902,834)   (1,646,844)
                                                                        ----------    ----------
       Total property, plant and equipment, net......................    2,317,454     3,059,031
                                                                        ----------    ----------
INTANGIBLE ASSETS....................................................    1,903,848     1,913,042
  Less -- Accumulated amortization...................................     (515,519)     (775,810)
                                                                        ----------    ----------
       Total intangible assets, net..................................    1,388,329     1,137,232
                                                                        ----------    ----------
       Total assets..................................................   $3,867,609    $4,468,983
                                                                        ==========    ==========
                  LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Accounts payable...................................................   $  133,817    $  514,530
  Unearned income....................................................      144,923       225,394
  Accrued compensation and taxes.....................................       35,357        47,656
  Accrued interest payable...........................................       20,525        26,620
  Current portion of long term debt..................................      120,898        58,752
                                                                        ----------    ----------
       Total current liabilities.....................................      455,520       872,952
                                                                        ----------    ----------
LONG-TERM LIABILITIES:
  Long-term leases payable...........................................        3,993        41,721
  Notes payable to seller............................................       32,947        18,800
  Notes payable to a bank............................................    2,000,306     2,703,000
  Subordinated notes payable to partners.............................    1,390,814     1,390,814
                                                                        ----------    ----------
       Total liabilities.............................................    3,883,580     5,027,287
                                                                        ----------    ----------
COMMITMENTS AND CONTINGENCIES
PARTNERS' CAPITAL:
  Northwest Satellite Network, Inc...................................      (11,245)     (282,411)
  Arrow Systems, Inc.................................................       (4,726)     (275,893)
                                                                        ----------    ----------
       Total partners' capital.......................................      (15,971)     (558,304)
                                                                        ----------    ----------
       Total liabilities and partners' capital.......................   $3,867,609    $4,468,983
                                                                        ==========    ==========

                 The accompanying notes to financial statements are an integral part of these balance sheets.

                            NORTHWEST CABLE NETWORK

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994

                                                                           1993          1994
                                                                        ----------    ----------
REVENUES.............................................................   $1,446,619    $2,407,264
                                                                        ----------    ----------
EXPENSES:
  Operating expenses, net of capitalized costs.......................      504,233       814,776
  Selling, general, and administrative expenses......................      481,957       731,034
  Depreciation and amortization......................................      778,547     1,004,301
  Management fees paid to partners...................................           --        28,000
                                                                        ----------    ----------
       Total expenses................................................    1,764,737     2,578,111
                                                                        ----------    ----------
LOSS FROM OPERATIONS.................................................     (318,118)     (170,847)
  Interest expense...................................................     (133,496)     (228,324)
  Interest expense to partners.......................................     (143,162)     (143,162)
                                                                        ----------    ----------
NET LOSS.............................................................   $ (594,776)   $ (542,333)
                                                                        ==========    ==========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                            NORTHWEST CABLE NETWORK

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994

                                                               NORTHWEST
                                                               SATELLITE          ARROW
                                                             NETWORK, INC.    SYSTEMS, INC.      TOTAL
                                                             -------------    -------------    ---------
BALANCES, December 31, 1992...............................     $ 288,605        $ 292,662      $ 581,267
  Distribution............................................        (2,462)              --         (2,462)
  Net loss................................................      (297,388)        (297,388)      (594,776)
                                                               ---------        ---------      ---------
BALANCES, December 31, 1993...............................       (11,245)          (4,726)       (15,971)
  Net loss................................................      (271,166)        (271,167)      (542,333)
                                                               ---------        ---------      ---------
BALANCES, December 31, 1994...............................     $(282,411)       $(275,893)     $(558,304)
                                                               =========        =========      =========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                            NORTHWEST CABLE NETWORK

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994

                                                                         1993          1994
                                                                       ---------    -----------
OPERATING ACTIVITIES:
  Net loss..........................................................   $(594,776)   $  (542,333)
  Adjustments to reconcile net loss to net cash provided by
     operating activities --
     Depreciation and amortization..................................     778,547      1,004,301
     Increase in accounts receivable................................     (81,604)       (78,400)
     (Increase) decrease in prepaid expenses........................      (4,090)         3,510
     Increase in deposits...........................................          --        (35,904)
     Increase in accounts payable...................................      49,599        380,713
     Increase in unearned income....................................      61,169         80,471
     Increase in accrued compensation and taxes.....................      31,002         12,299
     Increase in accrued interest payable...........................          91          6,095
                                                                       ---------    -----------
          Net cash provided by operating activities.................     239,938        830,752
                                                                       ---------    -----------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment........................    (886,275)    (1,485,587)
  Increase in intangible assets.....................................     (49,430)        (9,194)
                                                                       ---------    -----------
          Net cash used in investing activities.....................    (935,705)    (1,494,781)
                                                                       ---------    -----------
FINANCING ACTIVITIES:
  Principal payments on leases payable..............................     (40,171)       (18,886)
  Principal payments on notes payable to seller.....................     (10,675)       (12,775)
  Principal payments on note payable to bank........................          --        (90,761)
  Proceeds from bank debt...........................................     732,510        786,551
  Partner distribution..............................................      (2,462)            --
                                                                       ---------    -----------
          Net cash provided by financing activities.................     679,202        664,129
                                                                       ---------    -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS................     (16,565)           100
CASH AND CASH EQUIVALENTS, beginning of year........................      16,565             --
                                                                       ---------    -----------
CASH AND CASH EQUIVALENTS, end of year..............................   $      --    $       100
                                                                       =========    ===========
SUPPLEMENTAL INFORMATION:
  Cash paid for interest............................................   $ 276,567    $   365,391
                                                                       =========    ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                            NORTHWEST CABLE NETWORK

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1994

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Partnership Formation

     On February 6, 1992, Northwest Cable Network (the "Partnership") was formed for the purpose of operating a wireless cable system in Yakima, Washington. This system utilizes microwave radio frequencies to provide multi-channel television programming to subscribers for a monthly fee. Licenses for the microwave radio frequencies are owned or leased from third parties and are regulated by the Federal Communications Commission. The formation was accomplished in the following manner:

        1. Northwest Satellite Network, Inc. ("NSN"), an S corporation, contributed all of the assets and liabilities related to the Yakima, Washington wireless cable operation to the Partnership as its capital contribution. Simultaneously, Arrow Systems, Inc. ("Arrow"), an S corporation, purchased a 50% interest in the Partnership for $500,000 from NSN. Concurrent with the Partnership formation, NSN was issued a $750,000 note payable and Arrow loaned the Partnership $600,000.

        2. The Partnership recorded the assets and liabilities at their relative fair market values.

     Revenue Recognition

     Monthly service fees are recognized as earned. Installation revenue is recognized upon initiation of service. Revenues are recognized on the accrual basis. Service is billed in advance. Billings for service to be rendered in the future are deferred and reflected as unearned income on the balance sheet.

     Capitalization Policy

     All costs related to construction and expansion of the system are capitalized including the direct costs of receiving and transmission equipment. In addition, costs incurred to install equipment in subscriber homes are capitalized, including wages, payroll taxes, benefits, vehicle operating costs and overhead. The Partnership capitalized approximately $53,000 and $181,000 of operating costs related to construction and installation activities during the years ended December 31, 1993 and 1994, respectively.

     Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Federal Income Taxes

     The Partnership is not a taxpaying entity, and thus no tax benefit has been recorded in the statements. Income or loss from the Partnership is taxed to the Partners in their individual returns.

                            NORTHWEST CABLE NETWORK

(2) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost and is depreciated on a straight line basis over the estimated useful lives of the assets. Property and equipment consist of the following at December 31, 1993 and 1994:

                                                                     1993          1994        LIFE
                                                                  ----------    -----------    ----
Vehicles.......................................................   $  133,522    $   157,206      3
Furniture and fixtures.........................................       28,194         45,131      5
Wireless equipment inventory...................................       50,273         36,800     --
In-home equipment and install costs............................    2,372,897      3,764,602      5
Shop tools and equipment.......................................       18,345         23,552      5
Head end.......................................................      589,638        609,135     10
Computer equipment.............................................       26,752         60,260      5
Leasehold improvements.........................................          667          9,189      3
                                                                  ----------    -----------
Total property, plant and equipment............................    3,220,288      4,705,875
Less -- accumulated depreciation...............................     (902,834)    (1,646,844)
                                                                  ----------    -----------
Total property, plant and equipment, net                          $2,317,454    $ 3,059,031
                                                                  ==========    ===========

(3) INTANGIBLE ASSETS

     Intangible assets consist of the following at December 31, 1993 and 1994:

                                                                     1993          1994        LIFE
                                                                  ----------    -----------    ----
Licenses.......................................................   $  205,232    $   212,926     10
Goodwill.......................................................      904,177        904,177     10
Customer list..................................................      645,070        645,070      5
Organization costs.............................................      102,869        102,869      5
Loan fees......................................................       46,500         48,000      5
                                                                  ----------    -----------
Total intangible assets........................................    1,903,848      1,913,042
Less -- accumulated amortization...............................     (515,519)      (775,810)
                                                                  ----------    -----------
Total intangible assets, net...................................   $1,388,329    $ 1,137,232
                                                                  ==========    ===========

                            NORTHWEST CABLE NETWORK

(4) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1993 and 1994:

                                                                           1993          1994
                                                                        ----------    ----------
Leases payable, due in monthly installments of $1,690, including interest at rates varying from 9.25% to 13%, secured by vehicles,
  paid in full in April 1995.........................................   $   22,939    $   56,324
Notes payable to sellers, due in monthly installments of $1,402 including interest at 10%, unsecured, paid in full in April
  1995...............................................................       45,722        32,949
Note payable to a bank, principal payments of $7,500, scheduled to commence September 1995, interest payable periodically depending on a leverage ratio defined in the loan agreement, paid in full in
  April 1995.........................................................    2,089,483     2,733,000
Subordinated note payable to NSN, interest payable monthly at 10%, no principal payments allowed until the note payable to bank is paid
  in full............................................................      770,407       770,407
Subordinated note payable to Arrow, interest payable monthly at 10%, no principal payments allowed until the note payable to bank is
  paid in full.......................................................      620,407       620,407
                                                                        ----------    ----------
       Total debt....................................................    3,548,958     4,213,087
Less -- due in one year..............................................     (120,898)      (58,752)
                                                                        ----------    ----------
       Total long-term debt..........................................   $3,428,060    $4,154,335
                                                                        ==========    ==========

     The note payable to a bank is a secured revolving line of credit with maximum availability of $3,000,000. The outstanding line of credit converts to a four year term loan beginning in September 1995.

     Principal payments due on long-term debt are as follows as of December 31, 1994 (exclusive of subordinated debt):

                                                                         TOTAL
                                                                       ----------
            1995....................................................   $   58,752
            1996....................................................      242,792
            1997....................................................      456,441
            1998....................................................      596,292
            1999....................................................    1,468,000
            Thereafter..............................................           --
                                                                       ----------
                                                                       $2,822,277
                                                                       ==========

(5) COMMITMENTS AND CONTINGENCIES

     Leases

     The Partnership entered into a lease for the business office commencing March 1994. The lease term is five years and includes a renewal option for two additional five-year periods. The head end site lease commenced July 1, 1988 with an initial lease term of ten years and a five year renewal option. The business

                            NORTHWEST CABLE NETWORK
office and head end site leases are operating leases with minimum rental payments due as follows at December 31, 1994:

                                                                          TOTAL
                                                                         --------
            1995......................................................   $ 33,960
            1996......................................................     38,960
            1997......................................................     39,960
            1998......................................................     38,124
            1999......................................................      6,048
                                                                         --------
                                                                         $157,052
                                                                         ========

     The Partnership leases the rights to certain frequencies. Such lease payments are calculated based upon the number of subscribers within the system.

(6) RELATED PARTY TRANSACTIONS

     NSN and Arrow each received $14,000 in management fees in 1994.

     During 1994, Arrow provided $184,000 in short-term loans which were paid back when bank loan funds were available.

(7) SUBSEQUENT EVENT

     On April 28, 1995, pursuant to an agreement with Wireless Broadcasting Systems of America, Inc. ("WBSA"), the Partnership sold the assets (as defined) of the Partnership for $9,200,000. Under the terms of the agreement, all of the leases payable, notes to sellers, note payable to a bank and the subordinated notes payable to Partners were repaid in full.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pacific West Cable Television:

     We have audited the accompanying balance sheet of PACIFIC WEST CABLE TELEVISION (a California joint venture) as of December 31, 1993, and the related statements of operations and changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Cable Television as of December 31, 1993, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Sacramento, California
March 19, 1994.

                         PACIFIC WEST CABLE TELEVISION

                     BALANCE SHEET AS OF DECEMBER 31, 1993

                                    ASSETS
CURRENT ASSETS:
  Cash.........................................................................   $    11,126
  Accounts receivable, net of allowance for doubtful accounts of $33,732.......       385,645
  Other receivables............................................................        37,556
  Inventory....................................................................       190,303
  Prepaid and other assets.....................................................        42,760
                                                                                  -----------
       Total current assets....................................................       667,390
PROPERTY AND EQUIPMENT, net of accumulated depreciation and
  amortization of $5,438,726...................................................     3,877,462
INTANGIBLE ASSETS, net of accumulated amortization of $312,419.................       246,565
                                                                                  -----------
                                                                                  $ 4,791,417
                                                                                  ===========
                       LIABILITIES AND PARTNERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable and accrued expenses........................................   $ 1,190,807
  Unearned revenue and customer deposits.......................................       325,217
  Notes payable to related parties.............................................     3,600,000
  Notes payables to third parties..............................................     3,775,366
  Accrual for contract default (Note 6)........................................     5,000,000
                                                                                  -----------
       Total current liabilities...............................................    13,891,390
CAPITAL LEASE OBLIGATIONS......................................................        13,276
COMMITMENTS AND CONTINGENCIES (Note 6)
PARTNERS' DEFICIT..............................................................    (9,113,249)
                                                                                  -----------
                                                                                  $ 4,791,417
                                                                                  ===========

       The accompanying notes are an integral part of this balance sheet.

                         PACIFIC WEST CABLE TELEVISION

            STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT

                      FOR THE YEAR ENDED DECEMBER 31, 1993

SERVICE REVENUES...............................................................   $ 4,027,216
OPERATING EXPENSES:
  Cost of service..............................................................     1,666,820
  General and administrative...................................................     1,571,476
  Marketing....................................................................        42,511
  Depreciation and amortization................................................     1,821,445
                                                                                  -----------
       Total operating expenses................................................     5,102,252
                                                                                  -----------
OPERATING LOSS.................................................................    (1,075,036)
INTEREST EXPENSE...............................................................       765,984
                                                                                  -----------
NET LOSS.......................................................................    (1,841,020)
PARTNERS' DEFICIT, beginning of year...........................................    (8,031,093)
PARTNERS' CONTRIBUTIONS........................................................       758,864
                                                                                  -----------
PARTNERS' DEFICIT, end of year.................................................   $(9,113,249)
                                                                                  ===========

         The accompanying notes are an integral part of this statement.

                         PACIFIC WEST CABLE TELEVISION

                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1993

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.....................................................................   $(1,841,020)
  Adjustments to reconcile net loss to net cash used in operating activities --
     Depreciation and amortization.............................................     1,821,445
     Changes in current assets and liabilities --
       Accounts receivable, net................................................       (19,974)
       Inventory...............................................................        15,907
       Other assets............................................................       (26,164)
       Accounts payable and accrued expenses...................................       230,636
       Unearned revenue and customer deposits..................................        19,076
                                                                                  -----------
          Net cash provided by operating activities............................       199,906
                                                                                  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...........................................      (537,313)
                                                                                  -----------
          Net cash used in investing activities................................      (537,313)
                                                                                  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Partners' contributions......................................................       758,864
  Principal repayments of long-term debt.......................................      (398,853)
                                                                                  -----------
          Net cash provided by financing activities............................       360,011
                                                                                  -----------
          Net change in cash...................................................        22,604
CASH, beginning of year........................................................       (11,478)
                                                                                  -----------
CASH, end of year..............................................................   $    11,126
                                                                                  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during 1993 for interest...........................................   $   759,298
                                                                                  ===========

         The accompanying notes are an integral part of this statement.

                         PACIFIC WEST CABLE TELEVISION

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993

(1) ORGANIZATION, PARTNERS' INTERESTS, AND SALE OF ASSETS

     Organization and Business

     Pacific West Cable Television ( the Joint Venture), a California joint venture, was formed by People's Choice TV of Sacramento (PCTV) and Pacific West Cable Company (Pacwest Co.) in 1989 (together, the Partners) to own and operate a wireless cable television system serving the area of Sacramento, California. Wireless cable television systems utilize microwave frequencies to provide multi-channel television programming to subscribers. Licenses for microwave frequencies are owned or leased from third parties (Note 6) and are regulated by the Federal Communications Commission.

     Partners' Interests

     Net profits and losses and distributions are allocated to the Partners in accordance with their respective percentage interests during the period. The Partners' percentage interests at December 31, 1993 were as follows:

                        PCTV..................................   50%
                        Pacwest Co............................   50%

     Subject to a majority vote of the Partners, contributions to capital are made to fund the Partnership's capital expenditures and operating losses. Should a Partner not make all or a portion of a required contribution, that Partner's interest is subject to dilution as determined by the Partnership agreement.

     Sale of Assets Subsequent to December 31, 1993

     On March 18, 1994, Wireless Broadcasting Systems of Sacramento, Inc. (the Buyer), a Delaware corporation and wholly owned subsidiary of Wireless Broadcasting of America, Inc., purchased the principal operating rights and assets of the Joint Venture for approximately $13,150,000. The Buyer did not acquire the Joint Venture's cash, certain receivables, and certain prepaid expenses which were refundable to the Joint Venture. The Buyer assumed only certain liabilities of the Joint Venture in the approximate amount of $300,000, but did not assume any of the Joint Venture's debt or other liabilities arising prior to the date of sale. Further, the Buyer did not assume any responsibility or obligation related to the Sacramento Kings contract described in Note 6, and has been indemnified by the Joint Venture and its Partners for any obligation or liability that may arise as a result of that matter.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition and Accounts Receivable

     Fees are billed for monthly service in advance and deferred. Advance billings are recorded as revenue when service is provided. All other service is billed and recognized as revenue in the period service is provided. Accounts receivable represent amounts due from subscribers for which the Joint Venture provides an allowance for estimated non-collectible amounts. The allowance was $33,732 at December 31, 1993. Additions to the allowance for 1993 were $88,370 and accounts written off during the year amounted to $75,266.

     Inventory

     Inventory consists of purchased equipment and components to be installed at subscriber locations for reception of wireless cable television service and is stated at the lower of purchased cost or market. Cost is determined using the first-in, first-out method.

                         PACIFIC WEST CABLE TELEVISION

     Property and Equipment

     Property and equipment is stated at cost. Subscriber installations include equipment, direct labor costs and other direct costs of the installations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are generally two to five years for wireless cable equipment and three to five years for other property and equipment. The components of property and equipment at December 31, 1993, were as follows:

        Subscriber equipment..............................................   $4,174,516
        Other subscriber installation costs...............................    2,182,696
        Transmission equipment............................................    2,546,406
        Furniture and office equipment....................................      165,555
        Vehicles..........................................................      170,140
        Leasehold improvements............................................       76,875
                                                                             ----------
                                                                              9,316,188
        Less -- accumulated depreciation and amortization.................   (5,438,726)
                                                                             ----------
        Property and equipment, net.......................................   $3,877,462
                                                                             ==========

     Intangible Assets

     Intangible assets consist primarily of deferred organizational, and consulting and engineering costs related to the design and development of the wireless cable broadcasting system. These costs are amortized ratably over periods not exceeding ten years. At December 31, 1993, intangible assets consisted of the following:

        Organizational costs..............................................   $ 110,184
        System design and engineering costs...............................     448,800
                                                                             ---------
                                                                               558,984
        Less -- accumulated amortization..................................    (312,419)
                                                                             ---------
        Intangible assets, net............................................   $ 246,546
                                                                             =========

(3) NOTES PAYABLE

     The Joint Venture had several notes payable due on demand or maturing in 1994 with interest rates ranging from 4.80% to 11.75%. The notes payable (including amounts due to the Joint Venture Partners as described below) are secured by automobiles or are unsecured borrowings. The notes payable have been classified as a current liability in the accompanying balance sheet and are comprised of the following:

            Commercial notes payable................................   $3,775,366
            Notes payable to Partners...............................    3,600,000
                                                                       ----------
                                                                       $7,375,366
                                                                       ==========

     Notes payable to Partners represents a loan from a bank to the Partners. The loan proceeds were transferred to the Joint Venture by the Partners and the Joint Venture has assumed the debt service to the bank. At December 31, 1993, the loan balance was $3,600,000 with an interest rate of 10% and a maturity date of March 2, 1994. The bank loan is the direct obligation of the Partners, but otherwise unsecured.

(4) TRANSACTIONS WITH RELATED PARTIES

     Certain expenditures are made on behalf of the Joint Venture by the Partners. To the extent the Partners are not reimbursed, these expenditures are treated as capital contributions.

                         PACIFIC WEST CABLE TELEVISION

(5) INCOME TAXES

     Income taxes have not been recorded in the accompanying financial statements because they are obligations of the Partners.

(6) COMMITMENTS AND CONTINGENCIES

     Channel Rights

     The Joint Venture has entered into frequency leasing arrangements with certain educational institutions under which the Joint Venture pays for certain capital improvements for the institutions as well as lease fees. Future commitments under these arrangements at December 31, 1993 were $488,000 and were payable through 1996. The Buyer (Note 1) was assigned these leases at closing and assumed the remaining future commitments.

     In addition, the Joint Venture is committed to make frequency lease payments aggregating $14,786 per month through various dates expiring from September 1995 through October 2002. The Buyer (Note 1) was assigned these leases at closing and assumed the remaining future commitments.

     The Joint Venture has contractual commitments with pay television programmers. Two of the programmers have required the Joint Venture to post either a performance bond or a letter of credit issued by a bank. As of December 31, 1993, neither the performance bond nor the letter of credit had been posted or issued.

     Lease Commitments

     The Joint Venture is committed under operating leases and agreements, principally for facilities, office space and transmission sites, with remaining terms ranging from four to five years. Certain leases are on a month to month basis. Certain leases provide for payment by the lessee of taxes, maintenance and insurance.

     Future minimum payments, required under operating leases and agreements that have an initial or remaining noncancellable lease term in excess of one year at December 31, 1993, are summarized below:

                             YEAR ENDING DECEMBER 31,
            ----------------------------------------------------------
                      1994............................................   $ 53,184
                      1995............................................     53,184
                      1996............................................     53,184
                      1997............................................     21,184
                      1998............................................      4,928
                                                                         --------
                                                                         $185,664
                                                                         ========

     Total rent expense for the year ended December 31, 1993 was approximately $65,658.

     Litigation and Claims

     In 1989, the Joint Venture entered into a five-year broadcasting contract with the Sacramento Kings, a National Basketball Association franchise. A principal owner of the Sacramento Kings was also a principal owner of Pacwest Co. at the time the contract was negotiated. The same individual continued to be a principal owner of the Sacramento Kings and Pacwest Co. at December 31, 1993. The Joint Venture defaulted on the contract after one year, leaving a balance due under the contract of $4,572,500. As of March 19, 1994, no legal proceedings had been filed with respect to the contract. Although management believes the Joint Venture will not be required to pay any amounts due under the contract, $5,000,000 was accrued prior to 1993 and is included in the accompanying balance sheet to reflect the contractual obligation as well as interest and penalties that may be assessed if performance were required. As described in Note 1, the Buyer did not

                         PACIFIC WEST CABLE TELEVISION
purchase this contract and has been indemnified by the Joint Venture and its Partners against any liability with respect to the contract.

     During 1993, a complaint was filed against the Joint Venture by a party with whom the Joint Venture Partners had entered into a buy-sell agreement for the assets of the Joint Venture. The claim seeks specific performance and damages and attorney fees in a sum exceeding $3 million. The Joint Venture filed a cross-complaint for fraud, breach of contract and damages. The Buyer was indemnified by the Joint Venture and its Partners in the event of an order for specific performance.

     The Joint Venture is a party to certain other claims and litigation in the ordinary course of business. If liability is probable and estimable, management has accrued specific reserves which are included in accounts payable and accrued liabilities on the accompanying balance sheet. In management's opinion, the ultimate resolution of litigation and claims not accrued will not have a material adverse impact on the Joint Venture. The Joint Venture is also a party to routine filings with the FCC, state regulatory authorities and other proceedings which management believes are immaterial to the Joint Venture.

------------------------------------------------------
------------------------------------------------------


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF CLASS A COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


UNTIL                , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE
REGISTERED SECURITIES, WHETHER OR NOR PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................     9
Use of Proceeds......................    16
Dividend Policy......................    16
Capitalization.......................    17
Dilution.............................    18
Pro Forma Consolidated Financial
  Data...............................    19
Selected Consolidated Financial
  Data...............................    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    21
Business.............................    27
Industry Overview....................    39
Management...........................    47
Certain Transactions.................    51
Principal Stockholders...............    53
Description of Capital Stock.........    56
Shares Eligible for Future Sale......    59
Underwriting.........................    61
Legal Matters........................    62
Experts..............................    62
Available Information................    62
Glossary.............................    63
Index to Financial Statements........   F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,350,000 Shares

                                 Wireless Logo

                              Class A Common Stock

                            -----------------------

                                   PROSPECTUS
                            -----------------------


                       PRUDENTIAL SECURITIES INCORPORATED


                                LEHMAN BROTHERS
                                October   , 1996
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities to be registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq listing fee.


        Securities and Exchange Commission registration fee..............   $ 17,241.38
        NASD filing fee..................................................   $  5,500.00
        Nasdaq listing fee...............................................   $ 46,500.00
        Transfer agent and registrar's fee and expenses..................   $ 15,000.00
        Blue Sky fees and expenses.......................................   $ 25,000.00
        Printing and engraving expenses..................................   $175,000.00
        Legal fees and expenses..........................................   $300,000.00
        Accounting fees and expenses.....................................   $150,000.00
        Miscellaneous....................................................   $ 65,758.62
                                                                            -----------
          Total..........................................................   $800,000.00
                                                                            ===========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "Delaware Act") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Restated Certificate of Incorporation (the "Certificate") provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware Act. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

     The Certificate eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company of its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director: (a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an illegal dividend or stock repurchase; or d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On March 15, 1995 and April 28, 1995, the Company issued to Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA an aggregate of 35,000 shares of Class A Cumulative Convertible Preferred Stock for $35.0 million in cash. Such shares were issued without registration under the

Securities Act in reliance of Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.


     Since its inception, the Company has granted options for 482,357 shares of Common Stock pursuant to its Stock Option Plan. As of October 31, 1996, options to purchase 407,475 shares are outstanding, of which options to purchase 355,328 shares have an exercise price of $8.37 per share and options to purchase 52,147 shares have an exercise price at the initial public offering price per share. As of October 31, 1996, options to purchase 4,867 shares of the Common Stock have been exercised and 123,275 are currently exercisable. Such options were issued without registration under the Securities Act in reliance on Section 4(2) and Rule 701 promulgated thereunder.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated herein by reference.

     All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado, on October 1, 1996.


                                          WIRELESS BROADCASTING SYSTEMS
                                          OF AMERICA, INC.

                                          By:   /s/ WILLIAM W. KINGERY, JR.

                                            ------------------------------------
                                                  William W. Kingery, Jr.
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 1, 1996.



                SIGNATURE                                          TITLE
------------------------------------------     ----------------------------------------------
       /s/ WILLIAM W. KINGERY, JR.             President, Chief Executive Officer and
------------------------------------------     Director
         William W. Kingery, Jr.               (Principal Executive Officer)
              /s/ JEB DICKEY                   Treasurer and Chief Financial Officer
------------------------------------------     (Principal Financial and Accounting Officer)
                Jeb Dickey
          /s/ DEAN L. BUNTROCK*                Chairman of the Board
------------------------------------------
             Dean L. Buntrock
         /s/ ROY F. COPPEDGE III*              Director
------------------------------------------
           Roy F. Coppedge III
         /s/ BARBARA M. GINADER*               Director
------------------------------------------
            Barbara M. Ginader
       /s/ GEORGE D. JOHNSON, JR.*             Director
------------------------------------------
          George D. Johnson, Jr.
            /s/ PEER PEDERSEN*                 Director
------------------------------------------
              Peer Pedersen



* Pursuant to power of attorney granted to William Kingery and filed on August 8, 1996.

                                    EXHIBITS


   EXHIBIT NO.                                 DESCRIPTION OF EXHIBIT
   -----------      ----------------------------------------------------------------------------
        1.1         Form of Underwriting Agreement between the Registrant and the Underwriters+
        2.1         Organizational Agreement among, inter alia, Registrant, WJB Television
                    Limited Partnership, WJB-TV Fort Pierce Limited Partnership, WJB-TV
                    Melbourne Limited Partnership and Investors*
        2.2         Form of Asset Purchase Agreement between Wireless Broadcasting Systems of
                    Yakima, Inc. and Microlink Television of Washington, Inc.
        3.1(a)      Certificate of Incorporation of the Registrant*
        3.1(b)      Restated Certificate of Incorporation of the Registrant*
        3.1(c)      Certificate of Amendment to the Certificate of Incorporation of the
                    Registrant*
        3.1(d)      Form of Second Restated Certificate of Incorporation of the Registrant
        3.2         Bylaws of the Registrant*
        4.1         Restated Stock Option Plan of the Registrant*
        4.2         Non-employee Directors Stock Option Plan of Registrant
        4.3         Stockholders Agreement among the Registrant, Boston Ventures Limited
                    Partnership IV, Boston Ventures Limited Partnership IVA and all other
                    Stockholders of the Registrant*
        4.4         Form of certificate for Class A Common Stock of the Registrant+
        5.1         Legal Opinion of Pedersen & Houpt, P.C.+
       10.1(a)      Credit Agreement between Registrant and Chemical Bank as agent for various
                    Lenders from time to time parties thereto*
       10.1(b)      Revolving Credit Note by Registrant to CIBC, Inc.*
       10.1(c)      Revolving Credit Note by Registrant to Norwest Bank Minnesota*
       10.1(d)      Revolving Credit Note by Registrant to Chemical Bank*
       10.1(e)      Form of Amendment to Credit Agreement between Registrant and Chemical Bank, as agent for various Lenders from time to time parties to the Credit
                    Agreement+
       10.2         Standard Form of ITFS Excess Capacity Airtime Lease Agreement of Registrant*
       10.3(a)      Employment Agreement between Registrant and William W. Kingery, Jr.*
       10.3(b)      Form of Employment Agreement between Registrant and Sharan L. Wilson*
       10.4         Preferred Stock Purchase Agreement among Registrant, Boston Ventures Limited
                    Partnership IV and Boston Ventures Limited Partnership IVA*
       10.5         Asset Purchase and Sale Agreement and Channel Lease between Registrant and
                    Boise Cable Limited Partnership*
       10.6         Asset Purchase and Sale Agreement and Channel Lease between Registrant and
                    Northwest*
       21.1         Subsidiaries of the Registrant*
       23.1         Consent of Pedersen & Houpt, P.C.
       23.2         Consent of Pepper & Corazzini, L.L.P.
       23.3(a)      Consent of Arthur Andersen LLP with respect to report on financial statements of Wireless Broadcasting Systems of America, Inc.
       23.3(b)      Consent of Arthur Andersen LLP with respect to report on financial statements of Boise Cable Limited Partnership
       23.3(c)      Consent of Arthur Andersen LLP with respect to report on financial statements of Northwest Cable Network
       23.3(d)      Consent of Arthur Andersen LLP with respect to report on financial statements of Pacific West Cable Television
       23.4         Consent of Ernst & Young LLP
       24.1         Power of Attorney*
       27.1         Financial Data Schedule*
       99.1         Legal Opinion of Pepper & Corazzini, L.L.P.+


-------------------------

* Previously filed.



+ To be filed by Amendment.